SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           an announcement regarding interim results for the six months ended June 30, 2013 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 23, 2013; and

2.           the interim report for the six months ended June 30, 2013 of the Registrant.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2013

1	Important Notice

1.1
This announcement is a summary of the 2013 Interim Report of Sinopec Corp.. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). The investors should read the 2013 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2013 of Sinopec Corp. and its subsidiaries (“the Company”), prepared in accordance with the Accounting Standards for Business Enterprises (“ASBE”) of the PRC, and International Financial Reporting Standards (“IFRS”), have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively, and both firms have issued standard unqualified opinions on the interim financial statements contained in this announcement.

1.3	Basic Information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	中国石化
Stock code	0386	SNP	SNP	600028
Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
	Authorised Representatives		Secretary to the Board	Representative on Securities Matters
Name	Mr. Li Chunguang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with ASBE

2.1.1	Principal financial data and indicators

	As at 30 June 2013	As at 31 December 2012	Changes from the end of last year
	RMB million	RMB million	%
Total assets	1,274,233	1,238,522	2.9
Total equity attributable to equity shareholders of the Company	546,386	513,374	6.4

	Six-month periods ended 30 June
	2013	2012	Changes over the same period ofthe preceding year
	RMB million	RMB million	%
Net cash flows from operating activities	32,903	20,554	60.1
Operating income	1,415,244	1,348,072	5.0
Net profit attributable to equity shareholders of the Company	29,417	23,697	24.1
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	29,196	23,259	25.5
Weighted average return on net assets (%)	5.49	4.89	0.60 percentage points
Basic earnings per share (RMB)	0.254	0.210	21.0
Diluted earnings per share (RMB)	0.239	0.202	18.3

Note:
Total share capital of Sinopec Corp. for the six-month period ended 30 June 2013 has increased as a result of H share issuances, bonus issues of shares and coversion of capital reserves to all shareholders and conversion of the A share Convertible Bonds. The data of 2012 have been retrospectively adjusted in accordance with ASBE.

2.1.2	Extraordinary items and corresponding amounts

Six-month period ended 30 June 2013 (gain)/loss RMB million
Loss on disposal of non-current assets	95
Donations	103
Gain on holding and disposal of various investments	(24)
Other extraordinary income and expenses, net	(473)

Subtotal	(299)
Tax effect	75

Total	(224)

Attributable to:
Equity shareholders of the Company	(221)
Minority interests	(3)

2.2	Principal Financial Data and Indicators Prepared in Accordance with IFRS

	Six-month periods ended 30 June
	2013	2012	Changes over the same period of the preceding year
	RMB million	RMB million	%
Operating profit	46,741	40,083	16.6
Net profit attributable to owners of the Company	30,281	24,503	23.6
Basic earnings per share (RMB)	0.262	0.217	20.7
Diluted earnings per share (RMB)	0.246	0.209	17.7
Net cash generated from operating activities	32,903	20,322	61.9

Note:
Total share capital of Sinopec Corp. for the six-month period ended 30 June 2013 has increased as a result of H share issuances, bonus issues of shares and coversion of capital reserves to all shareholders and conversion of the A share Convertible Bonds. The data of 2012 have been retrospectively adjusted in accordance with IFRS.

	As at 30 June 2013	As at 31 December 2012	Changes from the end of last year
	RMB million	RMB million	%

Total assets	1,273,688	1,257,944	1.3
Equity attributable to owners of the Company	543,717	510,914	6.4

3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2013, there were a total of 706,422 shareholders of Sinopec Corp., of which 699,868 were holders of A shares and 6,554 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

3.1	Top Ten Shareholders	Unit: shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares at the end of the reporting period %	Total shares held at the end of reporting period	Increase/Decrease at the end of the reporting period	Number of shares with selling restrictions	Number of shares pledged or lock-ups
China Petrochemical Corporation	A share	73.38	85,536,266,000	19,739,138,308	0
HKSCC (Nominees) Limited	H share	21.77	25,371,490,385	8,694,245,913	0	Unknown
PICC Life-Dividend-Individual Insurance Dividend	A share	0.13	154,878,484	54,450,011	0	0
China Life-Dividend-Individual Dividend 005L-FH002 Shanghai	A share	0.07	77,262,088	21,649,342	0	0
China Social Security Fund Portfolio106	A share	0.06	74,614,548	44,718,659	0	0
Bank of Communication-E Fund 50 Index Securities Investment Fund	A share	0.06	71,277,521	16,848,659	0	0
China Construction Bank-Yinhua Core Value Selected Stock Type, Investment Fund	A share	0.06	69,029,472	69,029,472	0	0
China Construction Bank-Hua Xia Advantage Stock Type, Securities Inv. Fund	A share	0.06	67,759,150	49,759,241	0	0
Industrial & Commerce Bank of China, South Selected Securities Investment Fund	A share	0.06	65,069,068	26,288,460	0	0
Qatar Holding Company Ltd-Self Owned Fund	A share	0.05	63,096,185	63,096,185	0	0

Note:
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the Connected Relationship or Acting-in-Concert Among the Aforementioned Shareholders:

We are not aware of any connection or acting-in-concert among or between the top ten shareholders.

3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2013

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held		As a percentage of total interests (H share) of Sinopec Corp. (%)
JPMorgan Chase & Co.	Beneficial owner	275,718,832	(L)	1.08
		171,465,171	(S)	0.67
	Investment manager	806,312,363	(L)	3.16
	Custodian corporation/ Approved lending agent	1,624,081,097	(L)	6.37
Blackrock, Inc.	Interests of corporation controlled by the substantial shareholder	1,875,342,244 12,129,000	(L) (S)	7.35 0.05

Note:    (L): Long position, (S): Short position.

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller in the reporting period.

4	Directors, Supervisors and Senior Management

4.1	Information on Appointment and Termination of Engagement of Directors, Supervisors and Other Senior Management

On 28 May 2013, in order to further improve the corporate governance and minimise the conflicts of interest, Mr. Wang Tianpu tendered his resignation as the president of Sinopec Corp. since he has served as the general manager of China Petrochemical Corporation. On 29 May 2013, the board of directors of the Sinopec Corp. nominated and appointed Mr. Li Chunguang as the President of the Sinopec Corp..

Mr. Ma Weihua, an independent non-executive director of Sinopec Corp. was no longer a director, Governor and Secretary of the Communist Party of China Leading Group of China Merchants Bank Co., Ltd, the Chairman of CIGNA & CMC Life Insurance Co., Ltd. and the China Merchants Fund Management Co., Ltd..

Mr. Andrew Y. Yan, an independent non-executive director of Sinopec Corp., was no longer the Chairman and independent non-executive director of NVC Lighting Holding Limited, the independent executive director of Mobi Development Co.,Ltd., the director of Eternal Asia Supply Chain Management Ltd.. Mr. Yan was re-designated as the non-executive directors from independent non-executive directors of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited.

Ms. Bao Guoming, an independent non-executive director of Sinopec Corp., has been appointed as the independent non-executive director of Hebei Chengde Lulu Co., Limited since June 2013.

4.2	Equity Interests of Directors, Supervisors and Other Senior Management

During the reporting period, other than the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. has held any shares of Sinopec Corp..

Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange.

5	Business Review and Management’s Discussion and Analysis

5.1	Business Review

In the first half of 2013, world economy suffered sluggish recovery, while China’s economy grew steadily with GDP up by 7.6% over the same period last year. Domestic demand for oil products and chemical products continued to grow. Prices of chemical products dropped due to an increase in imported products. Domestic consumption of oil products (including gasoline, diesel and kerosene)increased by 3.95% compared with the corresponding period in 2012, among which, gasoline and kerosene increased considerably, and diesel slightly went down over the same period of last year; domestic consumption of ethylene also rose by 4.7% compared with the corresponding period in 2012. The Chinese government further improved the pricing mechanism for oil products and announced an adjustment of natural gas price.

5.1.1	Production and Operations

(1)	Exploration and Production

In the first half of 2013, international oil prices hit an early high and then eased, fluctuating in a high range for the period. Brent spot price for crude oil averaged USD107.50 per barrel, down by 5.15% compared with the corresponding period in 2012. Domestic oil prices moved in line with the international market.

The Company achieved excellent results in oil and gas exploration through domestic growth in five key areas. In exploration, the Company made major breakthroughs in new blocks such as the Tarim Basin, and discoveries in new locations, stratas and types. The Company also made progress in exploration evaluation in key areas. In oil and gas development, the Company maintained highly efficient level of production, achieving domestic production of 153.66 million barrels of crude oil, up by 1.1% compared with the corresponding period in 2012, and 324.1 billion cubic feet of natural gas, up by 11.8% compared with the corresponding period in 2012. The Company also made major progress in the Fuling shale gas project and launched development of coal-bed methane in South Yanchuan. In the first half of 2013, the overseas equity oil production of the Company reached 11.78 million barrels, increasing by 5.8% compared with the corresponding period in 2012.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2013	2012	(%)
Oil and gas production (mmboe)	219.46	211.42	3.80
Crude oil production (mmbbls)1	165.44	163.09	1.44
China	153.66	151.96	1.12
Overseas	11.78	11.13	5.84
Natural gas production (bcf)2	324.14	289.93	11.80

1:      For domestic production of crude oil, 1 tonne = 7.1 barrels; for overseas production, 1 tonne = 7.27 barrels.
2:       For production of natural gas, 1 cubic meter = 35.31 cubic feet.

(2)	Refining

In the first half of 2013, we adjusted our product mix in response to changes in domestic market demand, producing more gasoline, jet fuel and other high-value-added products that sold well in the market and increasing the export volume of our products. We upgraded fuel quality and considerably increased our production of gasoline and diesel above GB IV standards. We optimised the marketing of LPG, asphalt and paraffin by taking advantage of our strengths in specialisation. In the first half of 2013, refinery throughput was 115 million tonnes, representing a growth of 5.17% over the same period last year. Oil product output rose by 5.76% compared with the corresponding period in 2012.
Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2013	2012	(%)
Refinery throughput (million tonnes)	115.44	109.76	5.17
Gasoline, diesel and kerosene production (million tonnes)	69.75	65.95	5.76
Gasoline (million tonnes)	22.75	19.61	16.01
Diesel (million tonnes)	38.64	39.10	(1.18)
Kerosene (million tonnes)	8.36	7.25	15.31
Light chemical feedstock production (million tonnes)	18.82	18.53	1.57
Light yield (%)	76.20	77.20	(1.0)
			percentage points
Refining yield (%)	94.61	95.41	(0.8)
			percentage points
Note:          1.      Refinery throughput is converted at 1 tonne = 7.35 barrels.
2.      100% production of joint ventures was included.

(3)	Marketing and Distribution

In the first half of 2013, in response to changes in supply and demand in the domestic market and the implementation of the newly-announced oil products pricing mechanism, the Company adjusted its marketing strategies by adopting differentiated marketing, thus maximising its profitability. While increasing sales volume, we focused on the retail market and expanded its size by offering distinctive services. We strengthened our quality management to ensure excellent oil products quality. We also vigorously promoted growth in new businesses and in our non-fuel businesses, with the aim of providing one-stop service to our customers. In the first half of 2013, total sales volume of oil products increased to 88.05 million tonnes, up by 6.51% over the same period last year. Total domestic sales volume reached 80.75 million tonnes, an increase of 4.83%, and sales of non-fuel businesses reached RMB 6.58 billion, an increase of 20.5% compared with the corresponding period in 2012.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2013	2012	(%)

Total sales volume of oil products (million tonnes)	88.05	82.67	6.51
Total domestic sales volume of oil products (million tonnes)	80.75	77.03	4.83
Retail (million tonnes)	55.52	53.15	4.46
Direct sales (million tonnes)	16.07	15.68	2.49
Wholesale (million tonnes)	9.16	8.20	11.71
Annualised average throughput per station (tonne/station)	3,620	3,487	3.81

	As of 30 June 2013	As of 31 December 2012	Change from the end of last year (%)
Total number of Sinopec-branded service stations	30,682	30,836	(0.50)
Company-operated	30,669	30,823	(0.50)

(4)	Chemicals

In the first half of the year, we further optimised our feedstock structure and cut feedstock costs by using more light feedstock. We sharpened our market analysis; strengthened the integration of R&D, production and marketing; optimised operations and utilisation of facilities; and introduced new products to improve our product mix. We improved our marketing tactics and customer service. We reinforced our supply-chain management and operated with low inventory level. Ethylene production was 4.84 million tonnes, an increase by 0.64% compared with the corresponding period in 2012. Chemicals sales volume reached 28.06 million tonnes, up by 7.30% compared with the corresponding period in 2012.

Major Chemical Products: Summary of Operations	Unit of production: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2013	2012	(%)
Ethylene	4,841	4,810	0.64
Synthetic resin	6,730	6,701	0.43
Synthetic fiber monomer and polymer	4,539	4,580	(0.90)
Synthetic fiber	699	674	3.71
Synthetic rubber	457	475	(3.79)
Note: 100% of production of joint ventures was included.

5.1.2	Health, Safety and the Environment and Low-Carbon Growth

We strictly implemented an HSE accountability system, promoted OSHA management standards, enhanced operation hazard prevention and maintained safety in production. We increased our emphasis on environmental protection, energy conservation and emission reduction as well as on green and low-carbon growth. We established a dedicated department in the head office to coordinate planning and management of these activities, to promote energy performance contracting and the development of an energy management system. We also launched the Blue Skies, Clean Water initiative. In the first half of 2013, the Company’s energy intensity dropped by 3.24% compared with the corresponding period in 2012. Chemical Oxygen Demand (COD) in discharged wastewater fell by 4.15% compared with the corresponding period in 2012, and SO2 emissions fell by 4.54% as compared with the corresponding period in 2012.

5.1.3	Capital Expenditures

The Company has focused on improving the quality and efficiency of development and has made progress in a number of key projects. The Company’s capital expenditures were RMB 51.975 billion in the first half of 2013. Capital expenditures for E&P were RMB 24.996 billion, mainly for tight oil in south Hubei, shallow heavy oil in west Shengli, new blocks in the Tahe Oilfield, Yuanba and the Daniudi gas fields, and the Shandong LNG project. Capital expenditures for the Refining Segment were RMB 7.710 billion, mainly for upgrading oil product quality and revamping project for processing lower-quality crude oil. In the Chemicals segment, RMB 5.283 billion were used for the construction of the Wuhan 800,000-tpa ethylene project, the Hubei syngas-to-MEG project and the Hainan aromatics project. Capital expenditures for Marketing and Distribution segment were RMB 11.612 billion, mainly for building and acquiring service stations along expressways and in major cities and for the construction of refined oil product pipelines and depots. We added 501 new service stations during the period, of which 100 were gas stations. RMB 2.374 billion was used for the Corporate and Others, mainly for R&D facilities and IT projects construction.

5.2	Management’s Discussion and Analysis

Parts of the following concerned financial data, unless otherwise stated, were abstracted from the company’s audited interim financial statements that have been prepared according to the International Financial Reporting Standards (“IFRS”).

In the first half of 2013, under the backdrop of steady economic growth coupled with increased domestic demand for oil and chemical products, the Company actively expanded its sales volume. Turnover and other operating revenues were RMB 1,415.2 billion, representing a year-on-year increase of 5.0%, and the operating profit was RMB 46.7 billion, representing a year-on-year increase of 16.6%.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Six-month periods ended 30 June
	2013	2012	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,415,244	1,348,072	5.0
Of which: Turnover	1,395,934	1,327,466	5.2
Other operating revenues	19,310	20,606	(6.3)
Operating expenses	(1,368,503)	(1,307,989)	4.6
Of which: Purchased crude oil, products, and operating supplies and expenses	(1,170,856)	(1,119,324)	4.6
Selling, general and administrative expenses	(31,991)	(28,641)	11.7
Depreciation, depletion and amortisation	(38,969)	(34,534)	12.8
Exploration expenses (including dry holes)	(7,644)	(6,882)	11.1
Personnel expenses	(24,843)	(24,020)	3.4
Taxes other than income tax	(94,451)	(95,267)	(0.9)
Other operating income (net)	251	679	(63.0)
Operating profit	46,741	40,083	16.6
Net finance costs	(2,531)	(5,027)	(49.7)
Investment income and share of profit less losses from associates and jointly controlled entities	924	386	139.4
Profit before taxation	45,134	35,442	27.3
Tax expense	(12,727)	(9,643)	32.0
Profit for the period	32,407	25,799	25.6
Attributable to:
Equity shareholders of the Company	30,281	24,503	23.6
Non-controlling interests	2,126	1,296	64.0

5.2.1	Turnover and other operating revenues

In the first half of 2013, the Company actively expanded the markets, increased the sales volume of products, and the revenue from the Company’s trading business. Turnover and other operating revenues were RMB 1,395.9 billion, representing an increase of 5.2% over the first half of 2012.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products over the first half of 2013 compared with the first half of 2012.

	Sales Volume (1,000 tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2013	2012	(%)	2013	2012	(%)
Crude oil	3,384	2,873	17.8	4,333	4,867	(11.0)
Natural gas (million cubic meters)	7,645	6,881	11.1	1,289	1,282	0.5
Gasoline	29,188	25,540	14.3	8,450	8,740	(3.3)
Diesel	48,698	47,689	2.1	7,031	7,334	(4.1)
Kerosene	9,707	8,914	8.9	6,195	6,550	(5.4)
Basic chemical feedstock	12,261	11,134	10.1	6,981	6,792	2.8
Synthetic fibre monomer and polymer	3,368	3,298	2.1	8,359	8,377	(0.2)
Synthetic resin	5,106	5,237	(2.5)	9,319	9,058	2.9
Synthetic fibre	730	710	2.8	10,592	11,102	(4.6)
Synthetic rubber	642	631	1.7	13,626	19,034	(28.4)
Chemical fertilizer	514	506	1.6	1,826	2,204	(17.2)

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2013, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 28.0 billion, increased by 7.8% year on year, accounting for 2.0% of the Company’s turnover and other operating revenues. The change was mainly due to the growth in the sales volume of crude oil exceeding the decrease in the price of crude oil, plus the increase in the sales volume and price of natural gas over the same period in 2012.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment and the marketing and distribution segment achieved an external sales revenue of RMB 820.1 billion, representing an increase of 2.8% over the same period of 2012 and accounting for 58.8% of the Company’s turnover and other operating revenues. This was mainly due to the increased sales volume of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 649.2 billion, representing an increase of 2.8% over the same period in 2012, accounting for 79.2% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 170.9 billion, representing an increase of 2.8% compared with the first half of 2012, accounting for 20.8% of the sales revenue of petroleum products.
The Company’s external sales revenue of chemical products was RMB 180.3 billion, representing an increase of 3.9% over the same period of 2012, accounting for 12.9% of its turnover and other operating revenues. This was mainly due to the increased sales volume of chemical products, especially of basic chemical feedstocks year on year.

5.2.2	Operating expenses

In the first half of 2013, the Company’s operating expenses were RMB 1,368.5 billion, representing an increase of 4.6% over the first half of 2012. The operating expenses mainly consisted of the following:

Crude oil procurement, products and operating supplies and expenses were RMB 1,170.9 billion in the first half of 2013, representing an increase of 4.6% over the same period of 2012, accounting for 85.6% of the total operating expenses, of which:

●
Procurement cost of crude oil was RMB 755.2 billion, representing an increase of 2.1% over the same period of 2012. Total processed volume of crude oil purchased externally in the first half of 2013 was 88.0 million tonnes (excluding the volume processed for third parties), increased by 3.8% over the first half of 2012. The average unit processing cost of crude oil purchased externally was RMB 4,962 per tonne, decreased by 8.3% over the first half of 2012.

●	Other procurement cost was RMB 415.7 billion, up by 9.4% year on year, mainly due to the expansion of the Company’s crude oil and oil products trading business.

Selling, general and administrative expenses of the Company totaled RMB 32.0 billion, representing an increase of 11.7% over the first half of 2012. This was mainly due to the expenses such as lease of land and community service, which increased by RMB 3.4 billion over the first half of 2012.

Depreciation, depletion and amortisation expenses of the Company were RMB 39.0 billion, representing an increase of 12.8% compared with the first half of 2012. This was mainly due to the increase of continuous investment in fixed assets.

Exploration expenses in the first half of 2013 were RMB 7.6 billion, representing an increase of 11.1% compared with the same period in 2012. This was mainly because the Company made intensified efforts in the exploration in areas including the Ordos Basin and the Sichuan Basin.

Personnel expenses were RMB 24.8 billion, representing an increase by 3.4% compared with the corresponding period in 2012. This was mainly an outcome of the change of calculation base for social insurance and etc.

Taxes other than income tax totaled RMB 94.5 billion, representing a decrease of 0.9% compared with the first half of 2012. It was mainly due to a decreases in the oil prices, which led to a decrease in special income levy by RMB 3.5 billion, partly off-set by an increase in consumption tax of RMB 2 billion due to increased sales volume of the oil products.

5.2.3   Operating profit

In the first half of 2013, the Company’s operating profit was RMB 46.7 billion, representing an increase of 16.6% over the same period in 2012.

5.2.4	Net finance costs

In the first half of 2013, the Company’s net finance costs were RMB 2.5 billion, representing a year-on-year decrease of 49.7%, among which, interest expenses were RMB 5.2 billion, decreased by RMB 0.7 billion as a result of increase in borrowings in US dollars at a low finance cost; exchange gains were RMB 1.3 billion, an increase by RMB 1.5 billion; gains from fair market value of convertible bonds issued by the Company increased by RMB 0.3 billion.

5.2.5	Profit before taxation

In the first half of 2013, the Company’s profit before taxation amounted to RMB 45.1 billion, representing an increase of 27.3% compared with the same period of 2012.

5.2.6	Tax expense

In the first half of 2013, the income tax expense of the Company totaled RMB 12.7 billion, increasing by 32.0% over the same period of 2012, mainly due to the Company’s higher profit for the period and the increased income tax from the overseas upstream business.

5.2.7	Profit attributable to non-controlling interests of the Company

In the first half of 2013, profit attributable to non-controlling shareholders was RMB 2.1 billion, representing an increase of 64.0% over the same period of 2012, mainly due to the increased profit from some controlling subsidiaries.

5.2.8	Profit attributable to equity shareholders of the Company

In the first half of 2013, profit attributable to equity shareholders of the Company was RMB 30.3 billion, representing an increase of 23.6% over the same period of 2012.

5.2.9	Assets, liabilities, equity and cash flows

(1)	Assets, liabilities and equity	Units: RMB million

	At 30 June 2013	At 31 December 2012	Amount of changes
Total assets	1,273,688	1,257,944	15,744
Current assets	365,130	365,015	115
Non-current assets	908,558	892,929	15,629
Total liabilities	689,079	709,908	(20,829)
Current liabilities	510,354	513,373	(3,019)
Non-current liabilities	178,725	196,535	(17,810)
Total equity attributable to equity shareholders of the company	543,717	510,914	32,803
Share capital	116,565	86,820	29,745
Reserves	427,152	424,094	3,058
Interests attributable to non-controlling shareholders	40,892	37,122	3,770
Total equity	584,609	548,036	36,573

As at 30 June 2013, the Company’s total assets were RMB 1,273.7 billion, representing an increase of RMB 15.7 billion compared with that at the end of 2012, of which:

•	Current assets increased by RMB 0.1 billion from that at the end of 2012 to RMB 365.1 billion.

•
Non-current assets were RMB 908.6 billion, an increase of RMB 15.6 billion over the end of 2012, mainly due to a net increase of RMB 6.8 billion from projects under construction, property, plant and equipment etc. as a result of carrying out various investment as planned, and interests of the associates and joint ventures increased by RMB 4.2 billion; prepaid lease for land of service stations as well as operation rights increased by RMB 4.5 billion.

On 30 June 2013 total liabilities of the Company were RMB 689.1 billion, a decrease by RMB
20.8 billion from that at the end of 2012, of which:

•
Current liabilities decreased by RMB 3.0 billion from that at the end of 2012 to RMB 510.4 billion, mainly attributable to a decrease of RMB 53.6 billion resulted from decrease of liabilities such as in accounts payable, and an increase of RMB 51.6 billion in short-term debts and loans from China Petrochemical Corporation and its subsidiaries, among which RMB 43.4 billion was converted to short term debts to be matured within one year.

•
Non-current liabilities decreased by RMB 17.8 billion from that at the end of 2012 to RMB 178.7 billion, mainly attributable to the RMB 43.4 billion of corporate bonds converted to short term liabilities due within one year. Non-current liabilities increased by RMB 21.4 billion compared with that at the end of 2012 after the issuance of USD 3.5 billion senior notes.

As at 30 June 2013, total equity attributable to equity shareholders of the Company was RMB
543.7 billion, representing an increase of RMB 32.8 billion compared with that at the end of 2012, mainly attributable to the profit realised over the reporting period, the issuance of H shares, and distribution of the final dividend for the year 2012.

(2)	Cash Flow

The following table sets forth the major items on the consolidated cash flow statements for the first half of 2013 and 2012.

	Units: RMB million

	Six-month periods ended 30 June
Major items of cash flows	2013	2012	Changes in amount
Net cash generated from operating activities	32,903	20,322	12,581
Net cash used in investing activities	(67,022)	(79,659)	12,637
Net cash generated from financing activities	34,654	47,242	(12,588)
Net increase/(decrease) in cash and cash equivalents	535	(12,095)	12,630

In the first half of 2013, net cash generated from operating activities was RMB 32.9 billion, representing an increase of RMB 12.6 billion in cash inflow year on year. This was mainly attributable to the increase in the net profit and the reduction in inventory-related funds of the reporting period.

In the first half of 2013, net cash used in investing activities was RMB 67.0 billion, representing a decrease of RMB 12.6 billion in cash outflow on a year-on-year basis, mainly due to the Company’s strict control over payment for investment.

In the first half of 2013, net cash generated from financing activities was RMB 34.7 billion, representing a decrease of RMB 12.6 billion on a year-on-year basis.
As of 30 June 2013, the Company’s cash and cash equivalents were RMB 11.2 billion, increased by RMB 0.7 billion as of 31 December 2012.

5.3	The Results of the Principal Operations by Segments

Financial Data were abstrated from the Interim Financial Statement Prepared according to ASBE.

Segment	Income from principal operations (RMB million)	Cost of principal operations (RMB million)	Gross profit margin (%) Note	Increase of Income from principal operations on a year-on-year basis (%)	Increase of cost of principal operations on a year-on-year basis (%)	Increase/(decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	117,242	51,783	40.5	(7.0)	3.9	(2.4)
Refining	644,246	560,030	1.4	0.9	(2.0)	2.1
Marketing and Distribution	732,752	691,647	5.5	3.2	3.6	(0.4)
Chemicals	211,521	203,456	3.6	5.4	5.0	0.3
Others	681,911	679,212	0.4	4.2	4.3	(0.1)
Elimination of inter-segment sales	(972,428)	(972,578)	N/A	N/A	N/A	N/A
Total	1,415,244	1,213,550	7.6	5.0	5.3	0.2

Note:	Gross profit margin = (Income from principal operations – Cost of principal operations, tax and surcharges)/Income from principal operations

5.4	Use of Proceeds

RMB million

Total proceeds	22,962.38Note1	Total proceed used in this reporting period	359.02
		Total cumulative use of proceed	22,962.38

Projects promised	Proposed investment amount	Change in projects	Actual proceed used	Returns accrued	On schedule	Compliance with expected return
Wuhan 800,000 tpa ethylene project	11,289.38	No	11,289.38	No	Yes	—
Anqing sour crude oil processing and oil quality upgrade project	3,000	No	3,000	No	Yes	—
Shijiazhuang refinery revamping project	3,200	No	3,273Note2	No	Yes	—
Yulin-Jinan gas pipeline project	3,300	No	3,300	Note3	Yes	Note3
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	No	2,100	Note4	Yes	Note4
Total	22,889.38	—	22,962.38	—	—	—
Explanation on the failure to realize planned schedule and expected return		No
Reasons for and procedures of changes		No

Note 1:
The total proceeds raised will be the total issue amount of RMB 23 billion reduced by the issuing cost of RMB 110.62 million (including underwriters commissions and other intermediary fees) plus RMB 73 million for interest accrued by the dedicated accounts of proceeds.

Note 2:
In the Shijiazhuang Refinery Petrochemical Branch project for upgrading oil product quality and revamping inferior crude oil, the investment amount committed before the raising of funds was RMB 3.2 billion. After the Company allotted the raised capital in 2013, the dedicated accounts of proceeds accrued interest of RMB 73 million, all of which was invested in the project. The investment amount from the proceeds for this project has been adjusted to RMB 3.273 billion.

Note 3:
The Company’s committed financial benefits are expected after-tax financial internal rate of return. The useful life of Yulin-Jinan gas pipeline project is 20 years. This committed project has been put into operation since the first half of 2012, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during reporting period satisfied the estimated net cash flow in the project budget.

Note 4:
The Company’s committed financial benefits are expected after-tax internal rate of return. The useful life of Rizhao-Yizheng crude oil pipeline and supporting project is 20 years. This committed project has been put into operation at the end of 2011, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during reporting period did not satisfy the estimated net cash flow in the project budget.

5.5	Business Prospects

In the second half of the year, the global economic recovery will continue to be weak. The Chinese government will accelerate structural adjustments and upgrades to maintain stable economic growth. In the second half of the year, we expect balanced supply and demand fundamentals in global oil market and a steady growth in domestic demand for refined oil products and chemicals.

Given current circumstances, the Company will focus on improving the quality and efficiency of development, always oriented toward the market and centered on profitability, while ensuring safety and protection of the environment. The Company will redouble its efforts to expand its markets, optimise operations, unlock its potential, increase its efficiency, improve the capacity of sustainable development, reinforce safe production practices and achieve sound operating results.

In exploration and production, we will focus our exploration efforts on commercial discoveries in key areas. In development, we will strengthen development of mature oilfields, develop tight- oil resources effectively and accelerate development in other key areas. We will increase our activities in geological surveys and evaluation of potential areas for development to achieve capacity replacement. In natural gas, we will accelerate development in Yuanba, the medium and shallow formations of west Sichuan and the Daniudi gas field. In unconventional resources, we will conduct further evaluations of marine-facies shale gas resources in the Sichuan basin and the surrounding areas. We will also increase the pace of activity in the Fuling marine-facies shale gas zone and launch the pilot development program on stream, along with the coal-bed methane project in South Yanchuan. In the second half of the year, we expect to produce 23.29 million tonnes of crude oil and 9.2 billion cubic meters of natural gas.

In refining, with efficiency as our top priority, we will optimise crude procurement and allocation and reduce crude purchasing costs. We will promote oil products upgrading, and supply the market with clean fuels. We will also reinforce coordination between production and marketing, adjust our product mix and utilisation rate, increase domestic output of gasoline, jet fuel and other products with high added value, and expand exported volume. In the second half of the year, we plan to process 120 million tonnes of crude oil.

In marketing and distribution, we will continue to be market based, strengthen resource planning, expand retail and direct sales volume, and enhance operational quality and efficiency. We will promote one-stop service for our customers, develop new product features and accelerate development of our non-fuel businesses. In the second half of the year, we plan to sell 84.25 million tonnes of oil products in the domestic market.

In chemicals, we will continue to adjust facility utilisation and production plans based on demand, modify our product mix through better integration of production, marketing and R&D, optimise the structure of our feedstock to achieve lower costs, maintain operations with low inventory level, implement differentiated marketing, develop new and specialty products, and increase production of high-value-added products. In the second half of the year, we plan to produce 5.05 million tonnes of ethylene.

6	Dividend

6.1	Dividend Distribution for the Year ended 31 December 2012

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2012, Sinopec Corp. distributed the final dividend for 2012 which comprises of (i) a cash dividend of RMB
2.00 (tax inclusive), and (ii) bonus issue of two shares by way of the capitalisation of the retained earnings for every 10 shares. Sinopec Corp. also issued one share by way of the capitalisation of share premium for every 10 shares. The final dividend for 2012 has been distributed to shareholders on 25 June 2013 who were registered as existing shareholders as of 18 June 2013. The full year cash dividend for year 2012 was RMB 0.30 per share (tax inclusive).

6.2	Interim Dividend Distribution Plan for the Six-month Period ended 30 June 2013

As approved by the Ninth meeting of the Fifth Session of the Board, the interim dividend distribution plan for the six-month period ended 30 June 2013 – an interim cash dividend of RMB
0.09 per share (tax inclusive) would be distributed based on the total number of shares as of 11 September 2013 (the record date).
The Sinopec Corp’s 2013 interim profit distribution proposal is in compliance with its articles of association and relevant procedures. The independent non-executive directors have provided independent opinions on it.

The interim dividend will be distributed on or before Tuesday, 17 September 2013 to the shareholders whose names appear on the shareholder register of Sinopec Corp. on Wednesday, 11 September 2013. To be entitled to the interim dividend.Holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on Friday, 6 September 2013. The register of members of the H shares of Sinopec Corp. will be closed from Saturday, 7 September 2013, to Wednesday, 11 September 2013 (both dates inclusive).

The dividend will be denominated and declared in Renminbi (“RMB”), and distributed to domestic shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividends to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Friday, 23 August 2013.

7	Financial statements

7.1	Auditors’ Opinion

Financial statements	☐	Unaudited	✓	Audited
Auditors’ opinion	✓	Unqualified opinion	☐	Not standard opinion

7.2	Financial Statements

7.2.1	Interim financial statements prepared under ASBE

Consolidated and Company Balance Sheets

Unit:RMB million

	At 30 June 2013		At 31 December 2012
	The Group	The Company	The Group	The Company
Current assets
Cash at bank and on hand	11,385	5,299	10,864	5,468
Bills receivable	19,008	2,030	20,045	1,333
Accounts receivable	87,386	28,752	81,395	21,041
Other receivables	11,479	55,181	8,807	42,055
Prepayments	4,667	5,851	4,370	5,003
Inventories	216,028	138,912	218,262	148,844
Other current assets	15,177	13,836	1,008	707
Total current assets	365,130	249,861	344,751	224,451
Non-current assets
Long-term equity investments	56,138	144,027	52,061	111,467
Fixed assets	597,745	472,028	588,969	475,417
Construction in progress	166,956	137,959	168,977	152,199
Intangible assets	53,016	42,540	49,834	43,114
Goodwill	6,257	—	6,257	—
Long-term deferred expenses	10,322	8,157	10,246	8,617
Deferred tax assets	5,089	371	6,381	1,397
Other non-current assets	13,580	6,576	11,046	5,290
Total non-current assets	909,103	811,658	893,771	797,501
Total assets	1,274,233	1,061,519	1,238,522	1,021,952

	At 30 June 2013		At 31 December 2012
Current liabilities	The Group	The Company	The Group	The Company
Short-term loans	101,507	13,512	70,228	1,692
Bills payable	5,700	2,580	6,656	4,000
Accounts payable	187,176	139,906	215,628	121,184
Advances from customers	62,367	58,701	69,299	58,570
Employee benefits payable	3,059	2,424	1,838	1,315
Taxes payable	29,829	24,073	21,985	17,854
Other payables	54,676	107,047	61,721	118,311
Short-term debentures payable	10,000	10,000	30,000	30,000
Non-current liabilities due within one year	56,040	55,188	15,754	15,754
Total current liabilities	510,354	413,431	493,109	368,570
Non-current liabilities
Long-term loans	41,433	38,474	40,267	38,560
Debentures payable	100,234	78,789	121,849	121,849
Provisions	23,379	20,487	21,591	19,598
Deferred tax liabilities	7,069	—	7,294	—
Other non-current liabilities	4,387	2,516	3,811	1,688
Total non-current liabilities	176,502	140,266	194,812	181,695
Total liabilities	686,856	553,697	687,921	550,265
Shareholders’ equity
Share capital	116,565	116,565	86,820	86,820
Capital reserve	39,504	47,865	30,574	39,146
Specific reserve	4,623	3,771	3,550	3,017
Surplus reserves	187,096	187,096	184,603	184,603
Retained earnings	200,504	152,525	209,446	158,101
Foreign currency translation differences	(1,906)	—	(1,619)	–
Total equity attributable to shareholders of the Company	546,386	507,822	513,374	471,687

Minority interests	40,991	—	37,227	—
Total shareholders’ equity	587,377	507,822	550,601	471,687
Total liabilities and shareholders' equity	1,274,233	1,061,519	1,238,522	1,021,952

Consolidated and Company Income Statements

Unit: RMB million

	Six-month periods ended 30 June
	2013		2012
	The Group	The Company	The Group	The Company
Operating income	1,415,244	783,594	1,348,072	778,788
Less: Operating costs	1,213,550	630,595	1,152,431	620,503
Sales taxes and surcharges	94,451	73,967	95,267	76,954
Selling and distribution expenses	20,811	16,223	18,922	16,061
General and administrative expenses	33,375	27,434	29,223	24,652
Financial expenses	3,292	3,962	5,533	4,898
Exploration expenses, including dry holes	7,644	7,624	6,882	6,882
Impairment losses	73	(23)	7,048	5,967
Add: Gain from changes in fair value	737	778	510	568
Investment income	908	5,723	232	6,058
Operating profit	43,693	30,313	33,508	29,497
Add: Non-operating income	1,157	969	1,362	1,148
Less: Non-operating expenses	878	771	587	536
Profit before taxation	43,972	30,511	34,283	30,109
Less: Income tax expense	12,468	5,585	9,337	5,912
Net profit	31,504	24,926	24,946	24,197

	Six-month periods ended 30 June
	2013		2012
	The Group	The Company	The Group	The Company
Attributable to:
Equity shareholders of the Company	29,417	24,926	23,697	24,197
Minority interests	2,087	—	1,249	—
Basic earnings per share	0.254	N/A	0.210	N/A
Diluted earnings per share	0.239	N/A	0.202	N/A
Net profit	31,504	24,926	24,946	24,197
Other comprehensive income
Cash flow hedges	82	—	1	—
Available-for-sale financial assets	890	890	1	—
Share of other comprehensive income of associates	(241)	(241)	26	26

Foreign currency translation differences	(388)	—	89	—
Total other comprehensive income	343	649	117	26
Total comprehensive income	31,847	25,575	25,063	24,223
Attributable to:
Equity shareholders of the Company	29,861	25,575	23,784	24,223
Minority interests	1,986	—	1,279	—

Consolidated and Company Cash Flow Statements

Unit: RMB million

	Six-month periods ended 30 June
	2013		2012
	The Group	The Company	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,558,641	896,968	1,542,904	902,674
Refund of taxes and levies	860	618	460	166
Other cash received relating to operating activities	9,153	11,472	6,662	27,443
Sub-total of cash inflows	1,568,654	909,058	1,550,026	930,283
Cash paid for goods and services	(1,333,780)	(688,908)	(1,335,797)	(723,765)
Cash paid to and for employees	(23,996)	(18,777)	(19,830)	(16,295)
Payments of taxes and levies	(153,343)	(120,599)	(159,122)	(127,924)
Other cash paid relating to operating activities	(24,632)	(27,731)	(14,723)	(12,748)
Sub-total of cash outflows	(1,535,751)	(856,015)	(1,529,472)	(880,732)
Net cash flow from operating activities	32,903	53,043	20,554	49,551
Cash flows from investing activities:
Cash received from disposal of investments	156	1,503	1,315	307
Cash received from returns on investments	447	5,661	1,250	5,324
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	902	1,265	166	152
Other cash received relating to investing activities	2,343	46	2,478	1,484
Sub-total of cash inflows	3,848	8,475	5,209	7,267
Cash paid to acquire fixed assets, oil and gas properties, intangible assets	(62,870)	(46,141)	(77,126)	(63,165)

and other long-term assets
Cash paid for acquisition of investments	(6,450)	(9,082)	(4,825)	(6,955)
Other cash paid relating to investing activities	(1,550)	—	(3,149)	—
Sub-total of cash outflows	(70,870)	(55,223)	(85,100)	(70,120)
Net cash flow from investing activities	(67,022)	(46,748)	(79,891)	(62,853)

	Six-month periods ended 30 June
	2013		2012
Cash flows from financing activities:	The Group	The Company	The Group	The Company
Cash received from borrowings	550,958	113,471	438,230	128,151
Cash received from capital contributions	22,259	19,406	936	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	2,853	—	936	—
Sub-total of cash inflows	573,217	132,877	439,166	128,151
Cash repayments of borrowings	(519,985)	(122,790)	(369,421)	(109,528)
Cash paid for dividends,profits distribution or interest	(18,556)	(16,551)	(22,432)	(21,177)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(785)	—	(578)	—
Other cash paid relating to financing activities	(22)	—		—
Sub-total of cash outflows	(538,563)	(139,341)	(391,924)	(130,705)
Net cash flow from financing activities	34,654	(6,464)	47,242	(2,554)
Effects of changes in foreign exchange rate	199	—	7	—
Net increase/(decrease) in cash and cash equivalents	734	(169)	(12,088)	(15,856)

Consolidated Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’equity attributable to equity shareholdersof the Company RMB million	Minority interests RMB million	Total shareholders’equity RMB million
Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Change for the period
1. Net profit	—	—	—	—	23,697	—	23,697	1,249	24,946
2. Other comprehensive income	—	28	—	—	—	59	87	30	117
Total comprehensive income	—	28	—	—	23,697	59	23,784	1,279	25,063
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—	—	—	—
- Distributions to shareholders	—	—	—	—	(17,364)	—	(17,364)	—	(17,364)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests	—	(55)	—	—	—	—	(55)	(16)	(71)
7. Distributions to minority interests, (net of contributions)	—	—	—	—	—	—	—	(720)	(720)
8. Net increase in specific reserve for the period	—	—	1,067	—	—	—	1,067	41	1,108
	118	726	1,067	2,420	(19,784)	—	(15,453)	86	(15,367)
Balance at 30 June 2012	86,820	30,337	4,182	180,683	182,249	(1,541)	482,730	36,491	519,221

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’ equity attributable shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million
Balance at 1 January 2013	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Change for the period
1. Net profit	—	—	—	—	29,417	—	29,417	2,087	31,504
2. Other comprehensive income	—	731	—	—	—	(287)	444	(101)	343
Total comprehensive income	—	731	—	—	29,417	(287)	29,861	1,986	31,847
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,493	(2,493)	—	—	—	—
– Distribution to shareholders	—	—	—	—	(17,933)	—	(17,933)	—	(17,933)
– Bonus issues	17,933	—	—	—	(17,933)	—	—	—	—
4. Capitalisation	8,967	(8,967)	—	—	—	—	—	—	—
5. Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	—	19,406	—	19,406
6. Acquisition of minority interests	—	(13)	—	—	—	—	(13)	(27)	(40)
7. Contributions by subsidiaries from non-controlling interests	—	618	—	—	—	—	618	2,235	2,853
8. Distribution to non-controlling interests	—	—	—	—	—	—	—	(463)	(463)
9. Net increase in specific reserve for the period	—	—	1,073	—	—	—	1,073	33	1,106
	29,745	8,199	1,073	2,493	(38,359)	—	3,151	1,778	4,929
Balance at 30 June 2013	116,565	39,504	4,623	187,096	200,504	(1,906)	546,386	40,991	587,377

Company Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’equity RMB million
Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606
Change for the period
1. Net profit	—	—	—	—	24,197	24,197
2. Other comprehensive income	—	26	—	—	—	26
Total comprehensive income	—	26	—	—	24,197	24,223
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—
– Distributions to shareholders	—	—	—	—	(17,364)	(17,364)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	917
5. Net increase in specific reserve for the period	—	—	881	—	—	881
	118	799	881	2,420	(19,784)	(15,566)
Balance at 30 June 2012	86,820	38,808	3,452	180,683	131,500	441,263

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million
Balance at 1 January 2013	86,820	39,146	3,017	184,603	158,101	471,687
Change for the period
1. Net profit	—	—	—	—	24,926	24,926
2. Other comprehensive income	—	649	—	—	—	649
Total comprehensive income	—	649	—	—	24,926	25,575
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,493	(2,493)	—
– Distributions to shareholders	—	—	—	—	(17,933)	(17,933)
– Bonus issues	17,933	—	—	—	(17,933)	—
4. Capitalisation	8,967	(8,967)	—	—	—	—
5. Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	19,406
6. Net increase in specific reserve for the period	—	—	767	—	—	767
Total transactions with owners, recorded directly in shareholders’ equity:	29,745	7,594	767	2,493	(38,359)	2,240
7. Other movement	—	476	(13)	—	7,857	8,320

Balance at 30 June 2013	116,565	47,865	3,771	187,096	152,525	507,822

7.2.2	Interim financial statements prepared under IFRS

Consolidated Income Statement

(Amount in RMB million, except for per share data)

	Six-month periods ended 30 June
	2013	2012
Turnover and other operating revenues
Turnover	1,395,934	1,327,466
Other operating revenues	19,310	20,606
	1,415,244	1,348,072

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,170,856)	(1,119,324)
Selling, general and administrative expenses	(31,991)	(28,641)
Depreciation, depletion and amortisation	(38,969)	(34,534)
Exploration expenses, including dry holes	(7,644)	(6,882)
Personnel expenses	(24,843)	(24,020)
Taxes other than income tax	(94,451)	(95,267)
Other operating income, net	251	679
Total operating expenses	(1,368,503)	(1,307,989)
Operating profit	46,741	40,083
Finance costs	(5,201)	(5,946)
Interest expense
Interest income	592	563
Unrealised gain on embedded derivative component of the convertible bonds	761	506
Foreign currency exchange gains/(losses), net	1,317	(150)

(Amount in RMB million, except for per share data)

Six-month periods ended 30 June
	2013	2012
Net finance costs	(2,531)	(5,027)
Investment income	50	63
Share of profits from associates and joint ventures	874	323
Profit before taxation	45,134	35,442
Tax expense	(12,727)	(9,643)
Profit for the period	32,407	25,799
Attributable to:
Owners of the Company	30,281	24,503
Non-controlling interests	2,126	1,296
Profit for the period	32,407	25,799
Earnings per share:
Basic	0.262	0.217
Diluted	0.246	0.209

Consolidated Statement of Comprehensive Income

Unit: RMB million

Six-month periods ended 30 June
	2013	2012
Profit for the period	32,407	25,799
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	82	1
Available-for-sale securities	890	1
Share of other comprehensive income of associates	(241)	26
Foreign currency translation differences	(388)	89
Total items that may be reclassified subsequently to profit or loss	343	117
Total comprehensive income	343	117
Total comprehensive income for the period	32,750	25,916
Attributable to:
Owners of the Company	30,725	24,590
Non-controlling interests	2,025	1,326
Total comprehensive income for the period	32,750	25,916

Consolidated Balance Sheet

Unit: RMB million

	2013	2012
	30 June	31 December
Non-current assets
Property, plant and equipment, net	597,745	588,969
Construction in progress	166,956	168,977
Goodwill	6,257	6,257
Interest in associates	28,275	28,812
Interest in joint ventures	26,166	21,388
Investments	3,105	2,001
Deferred tax assets	4,544	5,539
Lease prepayments	37,953	36,240
Long-term prepayments and other assets	37,557	34,746
Total non-current assets	908,558	892,929
Current assets
Cash and cash equivalents	11,190	10,456
Time deposits with financial institutions	195	408
Trade accounts receivable	87,386	81,395
Bills receivable	19,008	20,045
Inventories	216,028	218,262
Prepaid expenses and other current assets	31,323	34,449
Total current assets	365,130	365,015

	2013	2012
	30 June	31 December
Current liabilities
Short-term debts	110,546	73,063
Loans from Sinopec Group Company and fellow subsidiaries	57,001	42,919
Trade accounts payable	187,176	215,628
Bills payable	5,700	6,656
Accrued expenses and other payables	146,568	169,062
Income tax payable	3,363	6,045
Total current liabilities	510,354	513,373
Net current liabilities	(145,224)	(148,358)
Total assets less current liabilities	763,334	744,571
Non-current liabilities
Long-term debts	104,712	124,518
Loans from Sinopec Group Company and fellow subsidiaries	36,955	37,598
Deferred tax liabilities	7,625	7,294
Provisions	23,379	21,591
Other long-term liabilities	6,054	5,534
Total non-current liabilities	178,725	196,535
	584,609	548,036
Equity
Share capital	116,565	86,820
Reserves	427,152	424,094
Total equity attributable to owners of the Company	543,717	510,914
Non-controlling interests	40,892	37,122
Total equity	584,609	548,036

7.2.3	Difference between financial statement prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	For six-month periods ended 30 June
	2013	2012
	RMB million	RMB million

Net profit under ASBE	31,504	24,946
Adjustments:
Government grants	56	51
Safety production fund	847	802

Profit for the period under IFRS*	32,407	25,799

(2)	Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

	2013	2013
	30 June	31 December
	RMB million	RMB million

Shareholder’s equity under ASBE	587,377	550,601
Adjustments:
Government grants	(1,667)	(1,723)
Safety production fund	(1,101)	(842)

Total equity under IFRS*	584,609	548,036

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2012 and the six-month period ended 30 June 2013 which have been audited by KPMG and PricewaterhouseCoopers, respectively.

7.3	Changes in accounting polices
☐	Applicable	✓	Not applicable

7.4	The Group has no material accounting errors during the reporting period.

7.5	Changes in the scope of consolidation as compared with those for last annual report
☐	Applicable	✓	Not applicable

7.6	Notes on the financial statements prepared under IFRS

7.6.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

7.6.2	Tax expense

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Current tax
– Provision for the period	11,151	10,418
– Adjustment of prior years	453	473
Deferred taxation	1,123	(1,248)
	12,727	9,643

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Profit before taxation	45,134	35,442
Expected PRC income tax expense at a statutory tax rate of 25%	11,284	8,861
Tax effect of non-deductible expenses	133	220
Tax effect of non-taxable income	(365)	(137)
Tax effect of preferential tax rate (Note)	(1,028)	(916)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,276	101
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(95)	(109)
Tax effect of tax losses not recognised	296	538
Write-down of deferred tax assets	773	612
Adjustment of prior years	453	473
Actual income tax expense	12,727	9,643

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

7.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to ordinary owners of the Company of RMB 30,281 million (2012: RMB 24,503 million) and the weighted average number of shares of 115,639,886,505 (2012: 112,840,871,514) during the period. The weighted average number of shares for the six-month period ended 30 June 2012 has been retrospectively adjusted as a result of bonus issues and capitalization during the period, basic earnings and diluted earnings per share has been adjusted retrospectively.

The calculation of diluted earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to ordinary owners of the Company of RMB 29,851 million (2012: RMB 24,731 million) and the weighted average number of shares of 121,321,406,189 (2012: 118,252,214,431) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million

Profit attributable to ordinary owners of the Company	30,281	24,503
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	141	608
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(571)	(380)

Profit attributable to ordinary owners of the Company (diluted)	29,851	24,731

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2013	2012
	Number of	Number of
	shares	shares

Weighted average number of shares at 30 June	115,639,886,505	112,840,871,514
Effect of conversion of the 2007 Convertible Bonds	1,439,688,889	1,413,144,699
Effect of conversion of the 2011 Convertible Bonds	4,241,830,795	3,998,198,218

Weighted average number of shares (diluted) at 30 June	121,321,406,189	118,252,214,431

7.6.4	Dividends

Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Interim dividends declared after the balance sheet date of RMB 0.09 per share (2012: RMB 0.10 per share)	10,491	8,682

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for the year ending 31 December 2013 of RMB 0.09 (2012: RMB 0.10) per share totalling RMB10,491 million (2012: RMB 8,682 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.20 per share (2012: RMB 0.20 per share)	17,933	17,364

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share, and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared. Dividends paid in the six-month period ended 30 June 2013 RMB 12,552 million.
Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

7.6.5	Trade Accounts Receivable and Bills Receivable

	30 June	31 December
	2013	2012
	RMB	RMB
	million	million

Amounts due from third parties	71,750	63,311
Amounts due from Sinopec Group Company and fellow subsidiaries	7,042	7,207
Amounts due from associates and joint ventures	9,289	11,576
	88,081	82,094
Less: Impairment losses for bad and doubtful debts	(695)	(699)
Trade accounts receivable, net	87,386	81,395
Bills receivable	19,008	20,045
	106,394	101,440

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2013	2012
	RMB	RMB
	million	million

Within one year	106,259	101,295
Between one and two years	109	85
Between two and three years	21	52
Over three years	5	8
	106,394	101,440

Impairment losses for bad and doubtful debts are analysed as follows:

	2013	2012
	RMB	RMB
	million	million

Balance at 1 January	699	1,012
Impairment losses recognised for the period	5	2
Reversal of impairment losses	(6)	(119)
Written off	(4)	(10)
Others	1	—

Balance at 30 June	695	885

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

7.6.6	Trade Accounts and Bills Payables

	30 June	31 December
	2013	2012
	RMB	RMB
	million	million

Amounts due to third parties	174,733	204,535
Amounts due to Sinopec Group Company and fellow subsidiaries	8,799	6,870
Amounts due to associates and joint ventures	3,644	4,223
	187,176	215,628
Bills payable	5,700	6,656
Trade accounts and bills payables measured at amortised cost	192,876	222,284

The maturities of trade accounts and bills payables are as follows:

	30 June	31 December
	2013	2012
	RMB	RMB
	million	million

Due within 1 month or on demand	170,930	188,822
Due after 1 month but within 6 months	18,960	33,315
Due after 6 months	2,986	147
	192,876	222,284

7.6.7	Segment Reporting

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Turnover
Exploration and production
External sales	27,992	25,956
Inter-segment sales	81,651	90,728
	109,643	116,684
Refining
External sales	95,953	95,805
Inter-segment sales	545,502	540,088
	641,455	635,893
Marketing and distribution
External sales	724,184	701,769
Inter-segment sales	3,507	4,003
	727,691	705,772
Chemicals
External sales	180,264	173,576
Inter-segment sales	27,854	23,457
	208,118	197,033

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Corporate and others
External sales	367,541	330,360
Inter-segment sales	313,914	323,343
	681,455	653,703

Elimination of inter-segment sales	(972,428)	(981,619)

Turnover	1,395,934	1,327,466

Other operating revenues
Exploration and production	7,599	9,433
Refining	2,791	2,680
Marketing and distribution	5,061	4,181
Chemicals	3,403	3,736
Corporate and others	456	576

Other operating revenues	19,310	20,606
Turnover and other operating revenues	1,415,244	1,348,072

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
	million	million
Result
Operating profit/(loss)
By segment
– Exploration and production	30,949	40,463
– Refining	213	(18,501)
– Marketing and distribution	16,852	20,252
– Chemicals	(409)	(1,251)
– Corporate and others	(1,014)	(356)
– Elimination	150	(524)
Total segment operating profit	46,741	40,083

Share of profits from associates and joint ventures
– Exploration and production	109	123
– Refining	(266)	(741)
– Marketing and distribution	195	553
– Chemicals	286	(86)
– Corporate and others	550	474

Aggregate share of profits from associates and joint ventures	874	323

Investment income
– Refining	3	8
– Marketing and distribution	33	40
– Chemicals	—	15
– Corporate and others	14	—

Aggregate investment income	50	63

Net finance costs	(2,531)	(5,027)

Profit before taxation	45,134	35,442

	30 June 2013 RMB million	31 December 2012 RMB million
Assets Segment assets – Exploration and production	375,600	368,587
– Refining	303,743	309,204
– Marketing and distribution	266,107	261,724
– Chemicals	146,545	145,867
– Corporate and others	104,139	100,517
Total segment assets	1,196,134	1,185,899
Interest in associates and joint ventures	54,441	50,200
Investments	3,105	2,001
Deferred tax assets Cash and cash equivalents and time deposits with financial institutions	4,544 11,385	5,539 10,864
Other unallocated assets	4,079	3,441
Total assets	1,273,688	1,257,944
Liabilities Segment liabilities – Exploration and production	77,163	90,430
– Refining	51,080	62,271
– Marketing and distribution	86,692	87,785
– Chemicals	26,037	30,100
– Corporate and others	115,796	139,811
Total segment liabilities	356,768	410,397
Short-term debts	113,558	73,063
Income tax payable	3,363	6,045
Long-term debts Loans from Sinopec Group Company and fellow subsidiaries	104,712 90,944	124,518 80,517
Deferred tax liabilities	7,625	7,294
Other unallocated liabilities	12,109	8,074
Total liabilities	689,079	709,908

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
Capital expenditure Exploration and production	24,996	21,839
Refining	7,710	10,427
Marketing and distribution	11,612	12,390
Chemicals	5,283	6,341
Corporate and others	2,374	507
	51,975	51,504
Depreciation, depletion and amortisation
Exploration and production	21,186	19,328
Refining	6,661	6,062
Marketing and distribution	5,353	4,091
Chemicals	5,113	4,450
Corporate and others	656	603
	38,969	34,534
Impairment losses on long-lived assets Refining	44	—
	44	—

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
External sales Mainland China	1,034,044	1,016,324
Others	381,200	331,748
	1,415,244	1,348,072
	30 June 2013 RMB million	31 December 2012 RMB million
Non-current assets
Mainland China	876,669	862,044
Others	21,857	22,123
	898,526	884,167

8	Repurchase, Sale and Redemption of Shares

None of Sinopec Corp. or any of its subsidiaries repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period (excluding the placing of new H shares as mentioned in item 4 of the section “Significant Events” in the 2013 interim report of Sinopec Corp.).

9	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. Upon specific inquiries by Sinopec Corp., all the directors confirmed that they have complied with the required standards of the Model Code as well as those of the Rules and the Code.

10	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board will better serve the operation needs of Sinopec Corp., as such, the duties of the nomination committee set out in the Corporate Governance Code will be performed by the Board.

Due to other work-related duties, each of chairman and the members of the Audit Committee of Sinopec Corp. was absent from the annual general meeting of Sinopec Corp. for the year 2012. None of the shareholders at the meeting raised enquiries to the Audit Committee.

Save as disclosed above, during the reporting period, Sinopec Corp. have complied with the code provisions set out in the Corporate Governance Code.

11	Review of the Interim Report and the Interim Results

The Audit Committee of Sinopec Corp. has reviewed and agreed with the 2013 interim report and interim results of Sinopec Corp..

12
The 2013 interim report of Sinopec Corp. containing all the information required by paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published on both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
Fu Chengyu
Chairman
Beijing, the PRC, 23 August 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#       Executive Director
*       Non-executive Director
+       Independent Non-executive Director

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Business Review and Prospects
12	Management’s Discussion and Analysis
23	Significant Events
34	Directors, Supervisors and Senior Management
35	Financial Statements
144	Documents for Inspection

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 23 August 2013 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (THE “BOARD”) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP.. MR. WANG TIANPU, VICE CHAIRMAN OF SINOPEC CORP., MR. LIU YUN, DIRECTOR OF SINOPEC CORP., AND MR. JIANG XIAOMING, INDEPENDENT NON-EXECUTIVE DIRECTOR OF SINOPEC CORP. DID NOT ATTEND THE NINTH MEETING OF THE FIFTH SESSION OF THE BOARD, FOR REASONS OF OFFICIAL DUTIES. MR. WANG TIANPU AUTHORISED MR.ZHANG YAOCANG, VICE CHAIRMAN OF SINOPEC CORP., MR. LIU YUN ARTHORISED MR. CAO YAOFENG, DIRECTOR OF SINOPEC CORP., AND MR. JIANG XIAOMING AUTHORISED MR. ANDREW.Y.YAN, INDEPENDENT NON-EXECITIVE DIRECTOR OF SINOPEC CORP., TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD AT THE NINTH MEETING OF THE FIFTH SESSION OF THE BOARD. MR. FU CHENGYU, CHAIRMAN OF THE BOARD, MR. LI CHUNGUANG, PRESIDENT AND DIRECTOR, AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2013 OF SINOPEC CORP. AND ITS SUBSIDIARIES (“THE COMPANY”), PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) OF THE PRC, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS CERTIFIED PUBLIC ACCOUNTANTS RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. The principal operations of the Company include: the exploration and production, pipeline transportation and sales of petroleum and natural gas; petroleum refining; production, sales, storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import & export, as well as import and export agency business of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Corp. holds true to its mission of “Developing the Company, Contributing to the Country, Creating Shareholder Value, Promoting Social Responsibility and Employee Well-being”. Implementing our strategies for resources, market expansion, integration, internationalisation, differentiation and low-carbon development, we will strive to realise the group’s vision of becoming a “first-class global energy and chemical corporation”.

BASIC INFORMATION

LEGAL NAME
中國石油化工股份有限公司

CHINESE ABBREVIATION
中國石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

AUTHORISED REPRESENTATIVE
Mr. Li Chunguang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail:ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp.’s
information disclosure media and access places in the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange
Stock name: 中國石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 0386

ADR:	New York Stock Exchange
Stock code: SNP

London Stock Exchange
Stock code: SNP

REGISTRATION CHANGES DURING THE REPORTING PERIOD
Sinopec Corp.’s registered capital was changed to RMB 89,665,523,175 on 14 February 2013.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

	(1)	Principal accounting data

	Six-month periods ended 30 June		Changes over the same period of the
	2013	2012	preceding year
Items	RMB million	RMB million	(%)

Operating income	1,415,244	1,348,072	5.0
Net profit attributable to equity shareholders of the Company	29,417	23,697	24.1
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	29,196	23,259	25.5
Net cash flows from operating activities	32,903	20,554	60.1

	At 30 June 2013 RMB million	At 31 December 2012 RMB million	Changes from the end of last year (%)

Total equity attributable to equity shareholders of the Company	546,386	513,374	6.4
Total assets	1,274,233	1,238,522	2.9

(2)	Principal financial indicators

	Six-month periods ended 30 June		Changes over the same period of the
	2013	2012	preceding year
ItemsNote	RMB million	RMB million	(%)

Basic earnings per share (RMB)	0.254	0.210	21.0
Diluted earnings per share (RMB)	0.239	0.202	18.3
Basic earnings per share after deducting extraordinary gain/loss items (RMB)	0.252	0.206	22.3
Weighted average return on net assets (%)	5.49	4.89	0.6 percentage points
Weighted average return on net assets after deducting extraordinary gain/loss items (%)	5.45	4.80	0.65 percentage points
Net assets per share attributable to equity shareholders of the Company (RMB) (fully diluted)	4.687	4.548	3.1

Note:
Total share capital of Sinopec Corp. for the six-month period ended 30 June 2013 has increased as a result of H share issuances, bonus issues of shares and coversion of capital reserves to all shareholders and conversion of the A share Convertible Bonds. The data of 2012 have been retrospectively adjusted in accordance with ASBE.

(3)	Extraordinary items and corresponding amounts:

Items	Six-month period ended 30 June 2013 (gain)/loss RMB million

Loss on disposal of non-current assets	95
Donations	103
Gain on holding and disposal of various investments	(24)
Other extraordinary income and expenses, net	(473)
Subtotal	(299)
Tax effect	75
Total	(224)
Attributable to:
Equity shareholders of the Company	(221)
Minority interests	(3)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	(1)	Principal accounting data

	Six-month periods ended 30 June		Changes over the same
	2013	2012	period of the
Items	RMB million	RMB million	preceding year(%)

Operating profit	46,741	40,083	16.6
Net profit attributable to owners of the Company	30,281	24,503	23.6
Net cash generated from operating activities	32,903	20,322	61.9

			Changes
	As of 30 June	As of 31 December	from the end
	2013	2012	of last year
	RMB million	RMB million	(%)

Equity attributable to owners of the Company	543,717	510,914	6.4
Total assets	1,273,688	1,257,944	1.3

(2)	Principal financial indicators

	Six-month periods ended 30 June		Changes over the same period of the
	2013	2012	preceding year
Items 1	RMB million	RMB million	(%)

Basic earnings per share (RMB)	0.262	0.217	20.7
Diluted earnings per share (RMB)	0.246	0.209	17.7
Net assets per share (RMB)	4.664	4.527	3.0
Return on capital employed (%) 2	3.88	3.65	0.23 percentage points

1:
Total share capital of Sinopec Corp. as of 30 June 2013 has increased as a result of issuance of H share, bonus issues of shares and capitalisation of share premium to all shareholders and conversion of the A share Convertible Bonds during the first half of 2013. The data of 2012 have been retrospectively adjusted in accordance with IFRS.

2:	Return on capital employed=operating profit×(1-income tax rate)/capital employed

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.	Unit: shares

	Before Change		Increase/Decrease					After Change
	Number of shares	Percentage (%)	New shares issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number of shares	Percentage (%)

RMB ordinary shares	70,039,798,886	80.67	—	14,007,974,817	7,003,987,408	78,261	21,012,040,486	91,051,839,372	78.11
Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
Foreign shares listed overseas	16,780,488,000	19.33	2,845,234,000	3,925,144,400	1,962,572,200	—	8,732,950,600	25,513,438,600	21.89
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,820,286,886	100	2,845,234,000	17,933,119,217	8,966,559,608	78,261	29,744,991,086	116,565,277,972	100

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2013, there were a total of 706,422 shareholders of Sinopec Corp., of which 699,868 were holders of A shares and 6,554 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

(1)	Top ten shareholders	Unit: shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares at the end of the reporting period %	Total shares held at the end of reporting period	Increase/ Decrease at the end of the reporting period	Number of shares with selling restrictions	Number of shares pledged or lock-ups

China Petrochemical Corporation	A share	73.38	85,536,266,000	19,739,138,308	0	0
HKSCC (Nominees) Limited	H share	21.77	25,371,490,385	8,694,245,913	0	Unknown
PICC Life-Dividend-Individual Insurance Dividend	A share	0.13	154,878,484	54,450,011	0	0
China Life-Dividend-Individual Dividend 005L-FH002 Shanghai	A share	0.07	77,262,088	21,649,342	0	0
China Social Security Fund Portfolio106	A share	0.06	74,614,548	44,718,659	0	0
Bank of Communication-E Fund 50 Index Securities Investment Fund	A share	0.06	71,277,521	16,848,659	0	0
China Construction Bank-Yinhua Core Value Selected Stock Type, Investment Fund	A share	0.06	69,029,472	69,029,472	0	0
China Construction Bank-Hua Xia Advantage Stock Type, Securities Inv. Fund	A share	0.06	67,759,150	49,759,241	0	0
Industrial & Commerce Bank of China, South Selected Securities Investment Fund	A share	0.06	65,069,068	26,288,460	0	0
Qatar Holding Company Ltd-Self Owned Fund	A share	0.05	63,096,185	63,096,185	0	0

Note:
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting-in-concert among the aforementioned shareholders:

We are not aware of any connection or acting-in-concert among or between the top ten shareholders.

(2)	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2013

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held		As a percentage of total interests (H share) of Sinopec Corp. (%)

JPMorgan Chase & Co.	Beneficial owner	275,718,832	(L)	1.08
		171,465,171	(S)	0.67
	Investment manager	806,312,363	(L)	3.16
	Custodian corporation/Approved lending agent	1,624,081,097	(L)	6.37
Blackrock, Inc.	Interests of corporation controlled	1,875,342,244	(L)	7.35
	by the substantial shareholder	12,129,000	(S)	0.05

Note:	(L): Long position, (S): Short position.

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller in the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2013, world economy suffered sluggish recovery, while China’s economy grew steadily with GDP up by 7.6% over the same period last year. Domestic demand for oil products and chemical products continued to grow. Prices of chemical products dropped due to an increase in imported products. Domestic consumption of oil products (including gasoline, diesel and kerosene)increased by 3.95% compared with the corresponding period in 2012, among which, gasoline and kerosene increased considerably, and diesel slightly went down over the same period of last year; domestic consumption of ethylene also rose by 4.7% compared with the corresponding period in 2012. The Chinese government further improved the pricing mechanism for oil products and announced an adjustment of natural gas price.

1	PRODUCTION AND OPERATIONS

	(1)	Exploration and Production

In the first half of 2013, international oil prices hit an early high and then eased, fluctuating in a high range for the period. Brent spot price for crude oil averaged USD107.50 per barrel, down by 5.15% compared with the corresponding period in 2012. Domestic oil prices moved in line with the international market.

The Company achieved excellent results in oil and gas exploration through domestic growth in five key areas. In exploration, the Company made major breakthroughs in new blocks such as the Tarim Basin, and discoveries in new locations, stratas and types. The Company also made progress in exploration evaluation in key areas. In oil and gas development, the Company maintained highly efficient level of production, achieving domestic production of 153.66 million barrels of crude oil, up by 1.1%  compared with the corresponding period in 2012, and 324.1 billion cubic feet of natural gas, up by 11.8% compared with the corresponding period in 2012. The Company also made major progress in the Fuling shale gas project and launched development of coal-bed methane in South Yanchuan. In the first half of 2013, the overseas equity oil production of the Company reached 11.78 million barrels, increasing by 5.8% compared with the corresponding period in 2012.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2013	2012	(%)

Oil and gas production (mmboe)	219.46	211.42	3.80
Crude oil production (mmbbls)1	165.44	163.09	1.44
China	153.66	151.96	1.12
Overseas	11.78	11.13	5.84
Natural gas production (bcf)2	324.14	289.93	11.80

1:	For domestic production of crude oil, 1 tonne = 7.1 barrels; for overseas production, 1 tonne = 7.27 barrels.
2:	For production of natural gas, 1 cubic meter = 35.31 cubic feet.

(2)	Refining

In the first half of 2013, we adjusted our product mix in response to changes in domestic market demand, producing more gasoline, jet fuel and other high-value-added products that sold well in the market and increasing the export volume of our products. We upgraded fuel quality and considerably increased our production of gasoline and diesel above GB IV standards. We optimised the marketing of LPG, asphalt and paraffin by taking advantage of our strengths in specialisation. In the first half of 2013, refinery throughput was 115 million tonnes, representing a growth of 5.17% over the same period last year. Oil product output rose by 5.76% compared with the corresponding period in 2012.

Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2013	2012	(%)

Refinery throughput (million tonnes)	115.44	109.76	5.17
Gasoline, diesel and kerosene production (million tonnes)	69.75	65.95	5.76
Gasoline (million tonnes)	22.75	19.61	16.01
Diesel (million tonnes)	38.64	39.10	(1.18)
Kerosene (million tonnes)	8.36	7.25	15.31
Light chemical feedstock production (million tonnes)	18.82	18.53	1.57
Light yield (%)	76.20	77.20	(1.0)
			percentage points
Refining yield (%)	94.61	95.41	(0.8)
			percentage points

1:	Refinery throughput is converted at 1 tonne = 7.35 barrels.
2:	100% production of joint ventures was included.

(3)	Marketing and Distribution

In the first half of 2013, in response to changes in supply and demand in the domestic market and the implementation of the newly-announced oil products pricing mechanism, the Company adjusted its marketing strategies by adopting differentiated marketing, thus maximising its profitability. While increasing sales volume, we focused on the retail market and expanded its size by offering distinctive services. We strengthened our quality management to ensure excellent oil products quality. We also vigorously promoted growth in new businesses and in our non-fuel businesses, with the aim of providing one-stop service to our customers. In the first half of 2013, total sales volume of oil products increased to 88.05 million tonnes, up by 6.51% over the same period last year. Total domestic sales volume reached 80.75 million tonnes, an increase of 4.83%, and sales of non-fuel businesses reached RMB 6.58 billion, an increase of 20.5% compared with the corresponding period in 2012.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2013	2012	(%)

Total sales volume of oil products (million tonnes)	88.05	82.67	6.51
Total domestic sales volume of oil products (million tonnes)	80.75	77.03	4.83
Retail (million tonnes)	55.52	53.15	4.46
Direct sales (million tonnes)	16.07	15.68	2.49
Wholesale (million tonnes)	9.16	8.20	11.71
Annualised average throughput per station (tonne/station)	3,620	3,487	3.81

	As of 30 June 2013	As of 31 December 2012	Change from the end of last year (%)

Total number of Sinopec-branded service stations	30,682	30,836	(0.50)
Company-operated	30,669	30,823	(0.50)

(4)	Chemicals

In the first half of the year, we further optimised our feedstock structure and cut feedstock costs by using more light feedstock. We sharpened our market analysis; strengthened the integration of R&D, production and marketing; optimised operations and utilisation of facilities; and introduced new products to improve our product mix. We improved our marketing tactics and customer service. We reinforced our supply-chain management and operated with low inventory level. Ethylene production was 4.84 million tonnes, an increase by 0.64% compared with the corresponding period in 2012. Chemicals sales volume reached 28.06 million tonnes, up by 7.30% compared with the corresponding period in 2012.

	Major Chemical Products: Summary of Operations	Unit of production: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2013	2012	(%)

Ethylene	4,841	4,810	0.64
Synthetic resin	6,730	6,701	0.43
Synthetic fiber monomer and polymer	4,539	4,580	(0.90)
Synthetic fiber	699	674	3.71
Synthetic rubber	457	475	(3.79)

Note:	100% of production of joint ventures was included.

2	HEALTH, SAFETY AND THE ENVIRONMENT AND LOW-CARBON GROWTH

We strictly implemented an HSE accountability system, promoted OSHA management standards, enhanced operation hazard prevention and maintained safety in production. We increased our emphasis on environmental protection, energy conservation and emission reduction as well as on green and low-carbon growth. We established a dedicated department in the head office to coordinate planning and management of these activities, to promote energy performance contracting and the development of an energy management system. We also launched the Blue Skies, Clean Water initiative. In the first half of 2013, the Company’s energy intensity dropped by 3.24% compared with the corresponding period in 2012. Chemical Oxygen Demand (COD) in discharged wastewater fell by 4.15% compared with the corresponding period in 2012, and SO2 emissions fell by 4.54% as compared with the corresponding period in 2012.

3	CAPITAL EXPENDITURES

The Company has focused on improving the quality and efficiency of development and has made progress in a number of key projects. The Company’s capital expenditures were RMB 51.975 billion in the first half of 2013. Capital expenditures for E&P were RMB 24.996 billion, mainly for tight oil in south Hubei, shallow heavy oil in west Shengli, new blocks in the Tahe Oilfield, Yuanba and the Daniudi gas fields, and the Shandong LNG project. Capital expenditures for the Refining Segment were RMB 7.710 billion, mainly for upgrading oil product quality and revamping project for processing lower-quality crude oil. In the Chemicals segment, RMB 5.283 billion were used for the construction of the Wuhan 800,000-tpa ethylene project, the Hubei syngas-to-MEG project and the Hainan aromatics project. Capital expenditures for Marketing and Distribution segment were RMB 11.612 billion, mainly for building and acquiring service stations along expressways and in major cities and for the construction of refined oil product pipelines and depots. We added 501 new service stations during the period, of which 100 were gas stations. RMB 2.374 billion was used for the Corporate and Others, mainly for R&D facilities and IT projects construction.

BUSINESS PROSPECTS
In the second half of the year, the global economic recovery will continue to be weak. The Chinese government will accelerate structural adjustments and upgrades to maintain stable economic growth. In the second half of the year, we expect balanced supply and demand fundamentals in global oil market and a steady growth in domestic demand for refined oil products and chemicals.

Given current circumstances, the Company will focus on improving the quality and efficiency of development, always oriented toward the market and centered on profitability, while ensuring safety and protection of the environment. The Company will redouble its efforts to expand its markets, optimise operations, unlock its potential, increase its efficiency, improve the capacity of sustainable development, reinforce safe production practices and achieve sound operating results.

In exploration and production, we will focus our exploration efforts on commercial discoveries in key areas. In development, we will strengthen development of mature oilfields, develop tight-oil resources effectively and accelerate development in other key areas. We will increase our activities in geological surveys and evaluation of potential areas for development to achieve capacity replacement. In natural gas, we will accelerate development in Yuanba, the medium and shallow formations of west Sichuan and the Daniudi gas field. In unconventional resources, we will conduct further evaluations of marine-facies shale gas resources in the Sichuan basin and the surrounding areas. We will also increase the pace of activity in the Fuling marine-facies shale gas zone and launch the pilot development program on stream, along with the coal-bed methane project in South Yanchuan. In the second half of the year, we expect to produce 23.29 million tonnes of crude oil and 9.2 billion cubic meters of natural gas.

In refining, with efficiency as our top priority, we will optimise crude procurement and allocation and reduce crude purchasing costs. We will promote oil products upgrading, and supply the market with clean fuels. We will also reinforce coordination between production and marketing, adjust our product mix and utilisation rate, increase domestic output of gasoline, jet fuel and other products with high added value, and expand exported volume. In the second half of the year, we plan to process 120 million tonnes of crude oil.

In marketing and distribution, we will continue to be market based, strengthen resource planning, expand retail and direct sales volume, and enhance operational quality and efficiency. We will promote one-stop service for our customers, develop new product features and accelerate development of our non-fuel businesses. In the second half of the year, we plan to sell 84.25 million tonnes of oil products in the domestic market.

In chemicals, we will continue to adjust facility utilisation and production plans based on demand, modify our product mix through better integration of production, marketing and R&D, optimise the structure of our feedstock to achieve lower costs, maintain operations with low inventory level, implement differentiated marketing, develop new and specialty products, and increase production of high-value-added products. In the second half of the year, we plan to produce 5.05 million tonnes of ethylene.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

1	CONSOLIDATED RESULTS OF OPERATIONS

In the first half of 2013, under the backdrop of steady economic growth coupled with increased domestic demand for oil and chemical products, the Company actively expanded its sales volume. Turnover and other operating revenues were RMB 1,415.2 billion, representing a year-on-year increase of 5.0%, and the operating profit was RMB 46.7 billion, representing a year-on-year increase of 16.6%.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Six-month periods ended 30 June
	2013	2012	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,415,244	1,348,072	5.0
Of which: Turnover	1,395,934	1,327,466	5.2
Other operating revenues	19,310	20,606	(6.3)
Operating expenses	(1,368,503)	(1,307,989)	4.6
Of which: Purchased crude oil, products, and operating supplies and expenses	(1,170,856)	(1,119,324)	4.6
Selling, general and administrative expenses	(31,991)	(28,641)	11.7
Depreciation, depletion and amortisation	(38,969)	(34,534)	12.8
Exploration expenses (including dry holes)	(7,644)	(6,882)	11.1
Personnel expenses	(24,843)	(24,020)	3.4
Taxes other than income tax	(94,451)	(95,267)	(0.9)
Other operating income (net)	251	679	(63.0)
Operating profit	46,741	40,083	16.6
Net finance costs	(2,531)	(5,027)	(49.7)
Investment income and share of profit less losses from associates and jointly controlled entities	924	386	139.4
Profit before taxation	45,134	35,442	27.3
Tax expense	(12,727)	(9,643)	32.0
Profit for the period	32,407	25,799	25.6
Attributable to:
Equity shareholders of the Company	30,281	24,503	23.6
Non-controlling interests	2,126	1,296	64.0

(1)	Turnover and other operating revenues

In the first half of 2013, the Company actively expanded the markets, increased the sales volume of products, and the revenue from the Company’s trading business. Turnover and other operating revenues were RMB 1,395.9 billion, representing an increase of 5.2% over the first half of 2012.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products over the first half of 2013 compared with the first half of 2012.

	Sales Volume (1,000 tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2013	2012	(%)	2013	2012	(%)
Crude oil	3,384	2,873	17.8	4,333	4,867	(11.0)
Natural gas (million cubic meters)	7,645	6,881	11.1	1,289	1,282	0.5
Gasoline	29,188	25,540	14.3	8,450	8,740	(3.3)
Diesel	48,698	47,689	2.1	7,031	7,334	(4.1)
Kerosene	9,707	8,914	8.9	6,195	6,550	(5.4)
Basic chemical feedstock	12,261	11,134	10.1	6,981	6,792	2.8
Synthetic fibre monomer and polymer	3,368	3,298	2.1	8,359	8,377	(0.2)
Synthetic resin	5,106	5,237	(2.5)	9,319	9,058	2.9
Synthetic fibre	730	710	2.8	10,592	11,102	(4.6)
Synthetic rubber	642	631	1.7	13,626	19,034	(28.4)
Chemical fertilizer	514	506	1.6	1,826	2,204	(17.2)

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2013, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 28.0 billion, increased by 7.8% year on year, accounting for 2.0% of the Company’s turnover and other operating revenues. The change was mainly due to the growth in the sales volume of crude oil exceeding the decrease in the price of crude oil, plus the increase in the sales volume and price of natural gas over the same period in 2012.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment and the marketing and distribution segment achieved an external sales revenue of RMB 820.1 billion, representing an increase of 2.8% over the same period of 2012 and accounting for 58.8% of the Company’s turnover and other operating revenues. This was mainly due to the increased sales volume of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 649.2 billion, representing an increase of 2.8% over the same period in 2012, accounting for 79.2% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 170.9 billion, representing an increase of 2.8% compared with the first half of 2012, accounting for 20.8% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 180.3 billion, representing an increase of 3.9% over the same period of 2012, accounting for 12.9% of its turnover and other operating revenues. This was mainly due to the increased sales volume of chemical products, especially of basic chemical feedstocks year on year.

(2)	Operating expenses

In the first half of 2013, the Company’s operating expenses were RMB 1,368.5 billion, representing an increase of 4.6% over the first half of 2012. The operating expenses mainly consisted of the following:

Crude oil procurement, products and operating supplies and expenses were RMB 1,170.9 billion in the first half of 2013, representing an increase of 4.6% over the same period of 2012, accounting for 85.6% of the total operating expenses, of which:

●
Procurement cost of crude oil was RMB 755.2 billion, representing an increase of 2.1% over the same period of 2012. Total processed volume of crude oil purchased externally in the first half of 2013 was 88.0 million tonnes (excluding the volume processed for third parties), increased by 3.8% over the first half of 2012. The average unit processing cost of crude oil purchased externally was RMB 4,962 per tonne, decreased by 8.3% over the first half of 2012.

● Other procurement cost was RMB 415.7 billion, up by 9.4% year on year, mainly due to the expansion of the Company’s crude oil and oil products trading business.

Selling, general and administrative expenses of the Company totaled RMB 32.0 billion, representing an increase of 11.7% over the first half of 2012. This was mainly due to the expenses such as lease of land and community service, which increased by RMB 3.4 billion over the first half of 2012.

Depreciation, depletion and amortisation expenses of the Company were RMB 39.0 billion, representing an increase of 12.8% compared with the first half of 2012. This was mainly due to the increase of continuous investment in fixed assets.

Exploration expenses in the first half of 2013 were RMB 7.6 billion, representing an increase of 11.1% compared with the same period in 2012. This was mainly because the Company made intensified efforts in the exploration in areas including the Ordos Basin and the Sichuan Basin.

Personnel expenses were RMB 24.8 billion, representing an increase by 3.4% compared with the corresponding period in 2012. This was mainly an outcome of the change of calculation base for social insurance and etc.

Taxes other than income tax totaled RMB 94.5 billion, representing a decrease of 0.9% compared with the first half of 2012. It was mainly due to a decreases in the oil prices, which led to a decrease in special income levy by RMB 3.5 billion, partly off-set by an increase in consumption tax of RMB 2 billion due to increased sales volume of the oil products.

(3)	Operating profit
In the first half of 2013, the Company’s operating profit was RMB 46.7 billion, representing an increase of 16.6% over the same period in 2012.

(4)	Net finance costs

In the first half of 2013, the Company’s net finance costs were RMB 2.5 billion, representing a year-on-year decrease of 49.7%, among which, interest expenses were RMB 5.2 billion, decreased by RMB 0.7 billion as a result of increase in borrowings in US dollars at a low finance cost; exchange gains were RMB 1.3 billion, an increase by RMB 1.5 billion; gains from fair market value of convertible bonds issued by the Company increased by RMB 0.3 billion.

(5)	Profit before taxation
In the first half of 2013, the Company’s profit before taxation amounted to RMB 45.1 billion, representing an increase of 27.3% compared with the same period of 2012.

(6)	Tax expense

In the first half of 2013, the income tax expense of the Company totaled RMB 12.7 billion, increasing by 32.0% over the same period of 2012, mainly due to the Company’s higher profit for the period and the increased income tax from the overseas upstream business.

(7)	Profit attributable to non-controlling interests of the Company

In the first half of 2013, profit attributable to non-controlling shareholders was RMB 2.1 billion, representing an increase of 64.0% over the same period of 2012, mainly due to the increased profit from some controlling subsidiaries.

(8)	Profit attributable to equity shareholders of the Company
In the first half of 2013, profit attributable to equity shareholders of the Company was RMB 30.3 billion, representing an increase of 23.6% over the same period of 2012.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely Exploration and Production segment, Refining segment, Marketing and Distribution segment and Chemicals segment, as well as Corporate and Others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month periods ended 30 June		Six-month periods ended 30 June		Six-month periods ended 30 June
	2013	2012	2013	2012	2013	2012
	RMB million		(%)		(%)
Exploration and Production Segment
External sales*	35,591	35,389	1.5	1.5	2.5	2.6
Inter-segment sales	81,651	90,728	3.4	3.9
Operating revenues	117,242	126,117	4.9	5.4
Refining Segment
External sales*	98,744	98,485	4.1	4.2	7.0	7.3
Inter-segment sales	545,502	540,088	22.8	23.2
Operating revenues	644,246	638,573	26.9	27.4
Marketing and Distribution Segment
External sales*	729,245	705,950	30.6	30.3	51.5	52.4
Inter-segment sales	3,507	4,003	0.1	0.2
Operating revenues	732,752	709,953	30.7	30.5
Chemicals Segment
External sales*	183,667	177,312	7.7	7.6	13.0	13.2
Inter-segment sales	27,854	23,457	1.2	1.0
Operating revenues	211,521	200,769	8.9	8.6
Corporate and Others
External sales*	367,997	330,936	15.5	14.2	26.0	24.5
Inter-segment sales	313,914	323,343	13.1	13.9
Operating revenues	681,911	654,279	28.6	28.1
Operating revenue before elimination of inter-segment sales	2,387,672	2,329,691	100.0	100.0
Elimination of inter-segment sales	(972,428)	(981,619)
Consolidated operating revenues	1,415,244	1,348,072			100.0	100.0

*:	including other operating revenues

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes between the first half of 2013 and the first half of 2012.

	Six-month periods ended 30 June
	2013	2012	Change
	RMB million	RMB million	(%)
Exploration on and Production Segment
Operating revenues	117,242	126,117	(7.0)
Operating expenses	86,293	85,654	0.7
Operating profit	30,949	40,463	(23.5)
Refining Segment
Operating revenues	644,246	638,573	0.9
Operating expenses	644,033	657,074	(2.0)
Operating profit/(loss)	213	(18,501)	—
Marketing and Distribution Segment
Operating revenues	732,752	709,953	3.2
Operating expenses	715,900	689,701	3.8
Operating profit	16,852	20,252	(16.8)
Chemicals Segment
Operating revenues	211,521	200,769	5.4
Operating expenses	211,930	202,020	4.9
Operating loss	(409)	(1,251)	—
Corporate and others
Operating revenues	681,911	654,279	4.2
Operating expenses	682,925	654,635	4.3
Operating loss	(1,014)	(356)	—
Elimination of inter-segment profit	150	(524)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold to external customers.

In the first half of 2013, operating revenue of the segment was RMB 117.2 billion, representing a decrease of 7.0% over the first half of 2012. This was mainly attributable to the decreased prices of crude oil.

In the first half of 2013, the segment sold 21.98 million tonnes of crude oil, 8.1 billion cubic meters of natural gas, representing an increase of 2.2% and 12.6% respectively over the first half of 2012. The average realised selling price of crude oil and natural gas were RMB 4,261 per tonne and RMB 1,309 per thousand cubic meters, representing a decrease of 10.3% and an increase of 1.5% respectively over the same period of 2012.

In the first half of 2013, the operating expenses of the segment were RMB 86.3 billion, representing an increase of 0.7% over the first half of 2012. This was mainly due to the following:

	●	Lease of land increased by RMB 2 billion.

	●	Depreciation, depletion and amortisation increased by RMB 1.9 billion on a year-on-year basis, mainly caused by growth in oil and natural gas assets resulting from investment.

	●	The Company increased investment in exploration of blocks such as Sichuan and Ordos basins. The exploration cost increased by RMB 0.8 billion.

	●	Due to the decreased prices of crude oil, special income levy, resource tax and other taxations decreased by RMB 4.2 billion on a year-on-year basis.

In the first half of 2013, oil and gas lifting cost was RMB 734 per tonne, representing a year-on-year increase of 3.5%, mainly attributable to the increase in the price of fuel etc.

The Exploration and Production Segment operates fairly smoothly. But because of the drop in oil prices, the segment has realised RMB 30.9 billion of operating profit in the first half of 2013, down by 23.5% on a year-on-year basis.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company and processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2013, operating revenue of the segment was RMB 644.2 billion, representing an increase of 0.9% over the same period of 2012. This was mainly attributable to the increased sales volume.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2013 and of 2012.

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2013	2012	(%)	2013	2012	(%)
Gasoline	21,035	18,573	13.3	7,857	8,055	(2.5)
Diesel	35,805	37,200	(3.8)	6,561	6,771	(3.1)
kerosene	5,483	4,958	10.6	6,232	6,512	(4.3)
Chemical feedstock	17,936	17,010	5.4	5,783	6,204	(6.8)
Other refined petroleum products	24,798	22,353	10.9	4,169	4,321	(3.5)

*	Excluding value added tax.

In the first half of 2013, the sales revenue of gasoline was RMB 165.3 billion, representing an increase of 10.5% over the same period of 2012, accounting for 25.7% of the segment’s operating revenue.

In the first half of 2013, the sales revenue of diesel was RMB 234.9 billion, representing a decrease of 6.7% over the same period of 2012, accounting for 36.5% of the segment’s operating revenue.

In the first half of 2013, the sales revenue of kerosene was RMB 34.2 billion, representing an increase of 5.8% over the same period of 2012, accounting for 5.3% of the segment’s operating revenue.

In the first half of 2013, the sales revenue of chemical feedstock were RMB 103.7 billion, representing a decrease of 1.7% over the same period of 2012, accounting for 16.1% of the segment’s operating revenue.

In the first half of 2013, the sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 103.4 billion, representing an increase of 7.0% over the same period of 2012, accounting for 16.1% of the segment’s operating revenue.

In the first half of 2013, the segment’s operating expenses were RMB 644.0 billion, representing a decrease of 2.0% over the same period of 2012, mainly attributable to the decrease in crude oil prices.

In the first half of 2013, the average processing cost of crude was RMB 4,913 per tonne, representing a decrease of 8.1% over the same period of 2012. Crude oil processed totaled 109.99 million tonnes (excluding volume processed for third parties), representing an increase of 4.0% over the first half of 2012. In the first half of 2013, the total cost of crude oil processed was RMB 540.4 billion, representing a decrease of 4.4% over the same period of 2012, accounting for 83.9% of the segment’s operating expenses, decreased by 2.1 percentage points over the first half of 2012.

In the first half of 2013, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 152.2 per tonne, representing an increase of 4.7% compared with that in the first half of 2012, mainly due to increased expenses such as lease of land.

In the first half of 2013, the improved domestic refined oil product pricing mechanism was in effect. The refining margin (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, and then divided by the throughput of crude oil and refining feedstock) of the Company was RMB 209.5 per tonne, increasing significantly over the same period of 2012.

The segment realised an operating profit of RMB 0.2 billion in the first half of 2013, as compared with the loss made in the first half of 2012.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2013, the operating revenue of this segment was RMB 732.8 billion, increased by 3.2% over the same period of 2012, which was mainly attributed to the increased oil products sales volume.

In the first half of 2013, the sales revenue of gasoline totaled RMB 246.8 billion, representing an increase of 10.5% over the same period of 2012; and the sales revenue of diesel and kerosene totaled RMB 344.7 billion and RMB 60.6 billion, a decrease by 2.3% and an increase by 3.9% respectively over the same period of 2012.

The following table sets forth the sales volumes, average realised prices, and respective rate changes of the four product categories in the first half of 2013 and 2012, including detailed information of different sales channels for gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2013	2012	(%)	2013	2012	(%)
Gasoline	29,206	25,561	14.3	8,450	8,740	(3.3)
Of which: Retail	24,349	22,283	9.3	8,632	8,813	(2.1)
Direct sales**	2,441	1,081	125.8	7,160	8,132	(12.0)
Wholesale	2,417	2,197	10.0	7,924	8,291	(4.4)
Diesel	49,035	48,168	1.8	7,030	7,327	(4.1)
Of which: Retail	28,021	27,884	0.5	7,297	7,549	(3.3)
Direct sales	15,467	14,995	3.1	6,643	7,018	(5.3)
Wholesale	5,546	5,289	4.9	6,757	7,029	(3.9)
Kerosene	9,777	8,900	9.9	6,194	6,550	(5.4)
Fuel oil	16,030	12,974	23.6	4,407	4,767	(7.6)

*	Excluding value added tax.
**	Increase of direct sales in gasoline mainly came from the overseas business.

In the first half of 2013, the operating expense of the segment was RMB 715.9 billion, representing an increase of 3.8% compared with that in the first half of 2012. This was mainly due to the increase in purchased volume by 8.3% compared with the corresponding period in 2012, while purchasing price for gasoline and diesel decreased by only 3.6% and 3.2% compared with the corresponding period in 2012 respectively.

In the first half of 2013, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 182 per tonne, representing an decrease of 0.5% compared with that in the first half of 2012. This is mainly due to the implementation of  full-scale cost management by the Company and increased oil sales volume and in turn reduced the unit expense.

In the first half of 2013, the segment’s operating profit was RMB 16.9 billion, representing a decrease of 16.8% over the same period of 2012.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2013, operating revenue of the chemicals segment was RMB 211.5 billion, representing an increase of 5.4% over the same period of 2012, which was mainly due to the increase in the sales volume of chemical products.

The sales revenue generated from the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer) totaled RMB 201.5 billion, representing an increase of 4.9% over the same period of 2012, accounting for 95.3% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in the first half of 2013 and 2012.

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2013	2012	(%)	2013	2012	(%)
Basic organic chemicals	15,782	14,236	10.9	6,858	6,733	1.9
Synthetic fibre monomer and polymer	3,380	3,311	2.1	8,352	8,369	(0.2)
Synthetic resin	5,108	5,239	(2.5)	9,319	9,058	2.9
Synthetic fibre	730	710	2.8	10,592	11,102	(4.6)
Synthetic rubber	644	631	2.1	13,601	19,032	(28.5)
Chemical fertilizer	514	506	1.6	1,827	2,204	(17.1)

*	Excluding value added tax.

In the first half of 2013, the operating expense of the segment was RMB 211.9 billion, representing an increase of 4.9% over the first half of 2012, mainly attributable to the increased feedstock volume.

In the first half of 2013, the segment suffered an operating loss of RMB 0.4 billion, a decrease in losses by RMB 0.8 billion.

(5)	Corporate and Others

The business activities of corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2013, the operating revenue generated from Corporate and Others was RMB 681.9 billion, representing an increase of 4.2% over the first half of 2012, including RMB 681.1 billion revenue from trading of crude oil, refined oil products and other products, which increased by 4.4% over the same period last year.

In the first half of 2013, the operating expense for Corporate and Others was RMB 682.9 billion, representing an increase of 4.3% over the same period of 2012, including RMB 680.3 billion trading expenses of crude oil, refined oil products and other products by the trading subsidiaries of the Company, which increased by 4.4% over the same period last year.

The operating loss amounted to RMB 1.0 billion, among which operating profit realised by the specialised subsidiaries such as trading companies were RMB 800 million, research and headquarters expenses were RMB 1.8 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

	(1)	Assets, liabilities and equity	Units: RMB million

	At 30 June	At 31 December	Amount of
	2013	2012	changes
Total assets	1,273,688	1,257,944	15,744
Current assets	365,130	365,015	115
Non-current assets	908,558	892,929	15,629
Total liabilities	689,079	709,908	(20,829)
Current liabilities	510,354	513,373	(3,019)
Non-current liabilities	178,725	196,535	(17,810)
Total equity attributable to equity shareholders of the company	543,717	510,914	32,803
Share capital	116,565	86,820	29,745
Reserves	427,152	424,094	3,058
Interests attributable to non-controlling shareholders	40,892	37,122	3,770
Total equity	584,609	548,036	36,573

As at 30 June 2013, the Company’s total assets were RMB 1,273.7 billion, representing an increase of RMB 15.7 billion compared with that at the end of 2012, of which:

● Current assets increased by RMB 0.1 billion from that at the end of 2012 to RMB 365.1 billion.

●
Non-current assets were RMB 908.6 billion, an increase of RMB 15.6 billion over the end of 2012, mainly due to a net increase of RMB 6.8 billion from projects under construction, property, plant and equipment etc. as a result of carrying out various investment as planned, and interests of the associates and joint ventures increased by RMB 4.2 billion; prepaid lease for land of service stations as well as operation rights increased by RMB 4.5 billion.

On 30 June 2013 total liabilities of the Company were RMB 689.1 billion, a decrease by RMB 20.8 billion from that at the end of 2012, of which:

●
Current liabilities decreased by RMB 3.0 billion from that at the end of 2012 to RMB 510.4 billion, mainly attributable to a decrease of RMB 53.6 billion resulted from decrease of liabilities such as in accounts payable, and an increase of RMB 51.6 billion in short-term debts and loans from China Petrochemical Corporation and its  subsidiaries, among which RMB 43.4 billion was converted to short term debts to be matured within one year.

●
Non-current liabilities decreased by RMB 17.8 billion from that at the end of 2012 to RMB 178.7 billion, mainly attributable to the RMB 43.4 billion of corporate bonds converted to short term liabilities due within one year. Non-current liabilities increased by RMB 21.4 billion compared with that at the end of 2012 after the issuance of USD 3.5 billion senior notes.

As at 30 June 2013, total equity attributable to equity shareholders of the Company was RMB 543.7 billion, representing an increase of RMB 32.8 billion compared with that at the end of 2012, mainly attributable to the profit realised over the reporting period, the issuance of H shares, and distribution of the final dividend for the year 2012.

(2)	Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the first half of 2013 and 2012.

Units: RMB million

	Six-month periods ended 30 June		Changes
Major items of cash flows	2013	2012	in amount
Net cash generated from operating activities	32,903	20,322	12,581
Net cash used in investing activities	(67,022)	(79,659)	12,637
Net cash generated from financing activities	34,654	47,242	(12,588)
Net increase/(decrease) in cash and cash equivalents	535	(12,095)	12,630

In the first half of 2013, net cash generated from operating activities was RMB 32.9 billion, representing an increase of RMB 12.6 billion in cash inflow year on year. This was mainly attributable to the increase in the net profit and the reduction in inventory-related funds of the reporting period .

In the first half of 2013, net cash used in investing activities was RMB 67.0 billion, representing a decrease of RMB 12.6 billion in cash outflow on a year-on-year basis, mainly due to the Company's strict control over payment for investment.

In the first half of 2013, net cash generated from financing activities was RMB 34.7 billion, representing a decrease of RMB 12.6 billion on a year-on-year basis.

As of 30 June 2013, the Company’s cash and cash equivalents were RMB 11.2 billion, increased by RMB 0.7 billion as of 31 December 2012.

(3)	Contingent Liabilities
Please refer to “Significant guarantee” in the section headed “Significant Events” in this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the section headed “Business Review and Prospects” in this report.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
Major differences between the Company’s financial statements prepared under ASBE and those under IFRS are set out in Section C of the financial statements of the Company on page 143 in this report.

(1) Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Operating income
Exploration and Production Segment	117,242	126,117
Refining Segment	644,246	638,573
Marketing and Distribution Segment	732,752	709,953
Chemicals Segment	211,521	200,769
Others	681,911	654,279
Elimination of inter-segment sales	(972,428)	(981,619)
Consolidated operating income	1,415,244	1,348,072
Operating profit(/loss)
Exploration and Production Segment	30,588	40,279
Refining Segment	(299)	(19,448)
Marketing and Distribution Segment	16,423	20,294
Chemicals Segment	(497)	(2,003)
Others	(1,025)	(299)
Elimination of inter-segment sales	150	(524)
Financial expenses, gain/(loss) from changes in fair value and investment income	(1,647)	(4,791)
Consolidated operating profit	43,693	33,508
Net profit attributable to equity shareholders of the Company	29,417	23,697

Operating profit: In the first half of 2013, the operating profit of the Company was RMB 43.7 billion, representing an increase of 30.4% over the same period of 2012. This was mainly attributable to the newly-announced oil products pricing mechanism narrowing the loss of the refining business.

Net profit: In the first half of 2013, net profit attributable to the equity shareholders of the Company rose to RMB 29.4 billion, a 24.1% increase as compared with the first half of 2012.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2013	2012	Changes
	RMB million	RMB million	RMB million
Total assets	1,274,233	1,238,522	35,711
Non-current liabilities	176,502	194,812	(18,310)
Shareholders’ equity	587,377	550,601	36,776

Analysis of changes:

Total assets: As of 30 June 2013, the Company’s total assets were RMB 1274.2 billion, representing an increase of RMB 35.7 billion compared with that at the end of 2012, mainly attributable to the increase in current assets such as accounts payable by RMB 20.4 billion due to business expansions, and the increase in non-current assets such as fixed assets by RMB 15.3 billion due to investment implemented as scheduled.

Non current liabilities: As of 30 June 2013, the Company’s non-current liabilities were RMB 176.5 billion, decreased by RMB 18.3 billion from that at the end of 2012, mainly due to the RMB 43.4 billion of corporate bonds converted to short-term liabilities due within one year. Non-current liabilities increased by RMB 21.4 billion compared with that at the end of 2012 after the issuance of USD 3.5 billion senior notes.

Equity attributable to equity shareholders of the Company: As of 30 June 2013, equity attributable to shareholders of the Company was RMB 587.4 billion, representing an increase of RMB 36.8 billion compared with that at the end of 2012, mainly attributable to the profit realised over the reporting period, the issuance of H shares, and distribution of the final dividend for the year 2012.

(3)	The results of the principal operations by segments

Segment	Income from principal operations (RMB million)	Cost of principal operations (RMB million)	Gross profit margin (%) Note	Increase of Income from principal operations on a year-on-year basis (%)	Increase of cost of principal operations on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	117,242	51,783	40.5	(7.0)	3.9	(2.4)
Refining	644,246	560,030	1.4	0.9	(2.0)	2.1
Marketing and Distribution	732,752	691,647	5.5	3.2	3.6	(0.4)
Chemicals	211,521	203,456	3.6	5.4	5.0	0.3
Others	681,911	679,212	0.4	4.2	4.3	(0.1)
Elimination of inter-segment sales	(972,428)	(972,578)	N/A	N/A	N/A	N/A
Total	1,415,244	1,213,550	7.6	5.0	5.3	0.2

Note:	Gross profit margin = (Income from principal operations – Cost of principal operations, tax and surcharges)/Income from principal operations

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. has complied with the applicable securities laws and regulations in and outside mainland China and further improved its corporate governance. In May 2013, to minimise potential conflicts of interest, Mr. Wang Tianpu, who currently serves as the general manager of China Petrochemical Corporation, tendered his resignation as the president of Sinopec Corp.. He remains as the vice chairman of Sinopec Corp.. The Fifth Session of the Board nominated and appointed Mr. Li Chunguang, as the president of Sinopec Corp.. Sinopec Corp. has provided the directors with the information necessary for fulfilling their duties, created the conditions for effective communication among members of the Board to secure sound decision-making. The independent directors strengthened their communication with management and the external auditors and actively participated in the field research and evaluation of the subsidiaries. Sinopec Corp. has also increased its focus on return to investors. For the distribution of final profit for 2012, besides the distribution of stable cash dividends, Sinopec Corp. issued bonus shares. Sinopec Corp. has been actively strengthening its internal control system, which has been implemented effectively. Further improvements have been achieved in relation to the information disclosure and investor relations to enhance its leading position in the capital markets. Sinopec Corp. actively fulfilled its social responsibilities and strived to protect the interests of all shareholders, serving as a leading advocate for the transformation to a green, low-carbon economy and making a positive contribution to a more beautiful China.

(2)
During the reporting period, none of Sinopec Corp., its Board, its directors, supervisors, or senior management were investigated by China Security Regulatory Commission (CSRC), or punished or criticised through circulars by CSRC, Hong Kong Securities and Futures Commission or Securities and Exchange Commission of the United State or publicly condemned by Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange or London Stock Exchange.

	(3)	Equity interests of directors, supervisors and other senior management

During the reporting period, other than the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. has held any shares of Sinopec Corp..

Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange. As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. Upon specific inquiries by Sinopec Corp., all the directors confirmed that they have complied with the required standards of the Model Code as well as those of the Rules and the Code.

	(4)	Compliance with the Corporate Governance Code
Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board will better serve the operation needs of Sinopec Corp., as such, the duties of the nomination committee set out in the Corporate Governance Code will be performed by the Board.

Due to other work-related duties, each of chairman and the members of the Audit Committee of Sinopec Corp. was absent from the annual general meeting of Sinopec Corp. for the year 2012. None of the shareholders at the meeting raised enquiries to the Audit Committee.

Save as disclosed above, during the reporting period, Sinopec Corp. have complied with the code provisions set out in the Corporate Governance Code.

(5)	Review of the Interim Report
The Audit Committee of Sinopec Corp. has reviewed and agreed with the Interim Report.

2	DIVIDEND

(1)	Dividend distribution for the year ended 31 December 2012

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2012, Sinopec Corp. distributed the final dividend for 2012 which comprises of (i) a cash dividend of RMB 2.00 (tax inclusive), (ii) bonus issue of two shares by way of the capitalisation of the retained earnings; and (iii) issuance of one share by way of the capitalisation of share premium, for every 10 shares. The final dividend for 2012 has been distributed to shareholders on 25 June 2013 who were registered as existing shareholders as of 18 June 2013. The full year cash dividend for year 2012 was RMB 0.30 per share (tax inclusive).

(2)	Interim dividend distribution plan for the six-month period ended 30 June 2013

As approved by the Ninth meeting of the Fifth Session of the Board, the interim dividend distribution plan for the six-month period ended 30 June 2013 – an interim cash dividend of RMB 0.09 per share (tax inclusive) would be distributed based on the total number of shares as of 11 September 2013 (the record date).

The Sinopec Corp’s 2013 interim profit distribution proposal is in compliance with its articles of association and relevant procedures. The independent non-executive directors have provided independent opinions on it.

The interim dividend will be distributed on or before Tuesday, 17 September 2013 to the shareholders whose names appear on the shareholder register of Sinopec Corp. on Wednesday, 11 September 2013. To be entitled to the interim dividend.Holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on Friday, 6 September 2013. The register of members of the H shares of Sinopec Corp. will be closed from Saturday, 7 September 2013, to Wednesday, 11 September 2013 (both dates inclusive).

The dividend will be denominated and declared in Renminbi (“RMB”), and distributed to domestic shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividends to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Friday, 23 August 2013.

3	ISSUANCE OF CONVERTIBLE BONDS
The credit ratings of China Petrochemical Corporation, the guarantor of the RMB 23 billion A share convertible bonds of Sinopec Corp. (the “Sinopec CB”) by Moody and Standard & Poors were Aa3 and A+ respectively. Sinopec Corp.’s domestic long-term credit rating remains as AAA, and there is no material change to its profitability, asset quality as well as credit rating.

At the end of June 2013, Sinopec’s Corp.’s gearing ratio was 54.10%, 233 basis points lower compared with the end of 2012 without significant structural changes. The credit ratings of Sinopec Corp. by Moody and Standard & Poors were Aa3 and A+ respectively in 2013. Domestic long-term credit rating of Sinopec Crop. remained as AAA.

Sinopec Corp. has strong capability of financing and repayment, additionally it has been granted sufficient credit limits by domestic commercial banks. Sinopec Corp. plans to primarily use its own funds to repay the debts due and the accrued interests. In the event of any shortfalls, Sinopec Corp. will seek to finance the repayment of the principal and accrued interests in a timely manner by way of new bank loans or direct financing in the capital markets.

(1) THE ISSUANCE OF RMB 23 BILLION CONVERTIBLE BONDS

On 20 June 2011 and 19 September 2011, the conversion price of Sinopec CB was adjusted to RMB 9.60 per share and RMB 9.50 per share due to dividend distribution. Sinopec Corp. held the second extraordinary general meeting for the year 2011, during which the resolution of downward adjustment to the conversion price of Sinopec CB was approved. On 27 December 2011, the conversion price of Sinopec CB was adjusted from RMB 9.50 per share to RMB 7.28 per share. On 28 May 2012, the conversion price of Sinopec CB was adjusted to RMB 7.08 per share due to dividend distribution. On 17 September 2012, the conversion price of Sinopec CB was adjusted to RMB 6.98 per share because of the dividend distribution. On 19 June 2013, the conversion price was adjusted to RMB 5.22 per share because of dividend distribution, the bonus issue of shares and capitalisation of share premium. As of 30 June 2013, 117,837,373 shares had been converted from the Sinopec CB, leaving a total amount of RMB 22,142,098,000 for Sinopec CB then outstanding. On 1 March 2013, Sinopec Corp. repaid its second annual interest for Sinopec CB.

Top ten holders of Sinopec CB and number of bonds held

Name of bond holders	Number of bonds held (RMB Million)

Clearing Participant’s Special Account for Collateral Bond Repurchase (Industrial and Commercial Bank of China)	1,472.718
Clearing Participant’s Special Account for Collateral Bond Repurchase (China Construction Bank)	929.549
Sunshine Life Insurance Company Ltd. -Dividend-paying Insurance	794.447
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of China)	772.475
Clearing Participant’s Special Account for Collateral Bond Repurchase (China Merchants Bank Co., Ltd.)	768.967
Clearing Participant’s Special Account for Collateral Bond Repurchase ( Everbright Securities Co., Ltd. .)	751.939
Clearing Participant’s Special Account for Collateral Bond Repurchase (China Agricultural Bank)	643.641
China Life Insurance Company Ltd. -Dividend-individual dividend-005L-FH002 Shanghai	635.118
MERRILL LYNCH INTERNATIONAL	601.747
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of Communications)	505.445

Use of proceeds	RMB million

Total proceeds	22,962.381	Total proceed used in this reporting period	359.02
		Total cumulative use of proceed	22,962.38

Projects promised	Proposed investment amount	Change in projects	Actual proceed used		Returns accrued		On schedule	Compliance with expected return

Wuhan 800,000 tpa ethylene project	11,289.38	No	11,289.38	2	No		Yes	—
Anqing sour crude oil processing and oil quality upgrade project	3,000	No	3,000		No		Yes	—
Shijiazhuang refinery revamping project	3,200	No	3,273		No		Yes	—
Yulin-Jinan gas pipeline project	3,300	No	3,300			3	Yes	Note3
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	No	2,100			4	Yes	Note4
Total	22,889.38	—	22,962.38		—		—	—
Explanation on the failure to realise planned schedule and expected return		No
Reasons for and procedures of changes		No

1:
The total proceeds raised will be the total issue amount of RMB 23 billion reduced by the issuing cost of RMB 110.62 million (including underwriters commissions and other intermediary fees) plus RMB 73 million for interest accrued by the dedicated accounts of proceeds.

2:
In the Shijiazhuang Refinery Petrochemical Branch project for upgrading oil product quality and revamping inferior crude oil, the investment amount committed before the raising of funds was RMB 3.2 billion. After the Company allotted the raised capital in 2013, the dedicated accounts of proceeds accrued interest of RMB 73 million, all of which was invested in the project. The investment amount from the proceeds for this project has been adjusted to RMB 3.273 billion.

3:
The Company’s committed financial benefits are expected after-tax financial internal rate of return. The useful life of Yulin-Jinan gas pipeline project is 20 years. This committed project has been put into operation since the first half of 2012, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during reporting period satisfied the estimated net cash flow in the project budget.

4:
The Company’s committed financial benefits are expected after-tax internal rate of return. The useful life of Rizhao-Yizheng crude oil pipeline and supporting project is 20 years. This committed project has been put into operation at the end of 2011, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during reporting period did not satisfy the estimated net cash flow in the project budget.

(2)	THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS OF NO MORE THAN RMB 30 BILLION.

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting for the year 2011. During the meeting, “Proposal Regarding Issuance of A Share Convertible Bonds and Other Related Matters” (the “CB Proposal”) was considered and approved. For further details, please refer to the announcement of Sinopec Corp. dated 16 August 2011, published in China Securities Journal, Shanghai Securities News and Securities Times. The proposal in respect of extending the validity period of the shareholders’ resolution in respect of the CB Proposal was passed at the Sinopec Corp.’s annual general meeting for 2012 held on 29 May 2013. China Securities Regulatory Commission approved Sinopec Corp. to publicly offer a total amount of RMB 30 billion of A share convertible bonds, with a term of six years on 1 July 2013. The validity period for such approval was 6 months.

(3)	HOLDERS OF HKD 11.7 BILLION H SHARE CONVERTIBLE BONDS ISSUED BY THE COMPANY AND NUMBER OF BONDS HELD

Name of holder	As at 31 December 2012 Number of bonds held

Euroclear	6,678,140
Clearstream	4,983,340

On 19 June 2013, the conversion price of the H shares convertible bonds was adjusted from HK $10.60 to HK $8.10 as a result of the final dividend distribution for the year 2012.

4	PLACING OF H SHARES

An aggregate of 2,845,234,000 new H shares have been allotted and issued by Sinopec Corp. on 14 February 2013 at the placing price of HK$8.45 per share to not more than ten placees. The aggregate net proceeds amount to approximately HK$23,970,100,618. For further details, please refer to the announcement of Sinopec Corp. dated 14 February 2013 published on the websites of the Stock Exchange of Hong Kong Limited; and the relevant announcements dated 18 February 2013, published in China Securities Journal, Shanghai Securities News and Securities Times.

5	ISSUANCE OF US DOLLAR SENIOR NOTES

On 18 April 2013, Sinopec Capital Limited (2013), a wholly owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities—3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaledUSD750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013.

6	ACQUISITION OF OVERSEAS OIL AND GAS ASSETS FROM CHINA PETROCHEMICAL CORPORATION

On 22 March 2013, SHI, a wholly-owned subsidiary of Sinopec Corp., and Tiptop HK, a wholly-owned subsidiary of China Petrochemical Corporation, entered into the Framework Agreement, pursuant to which SHI and Tiptop HK agreed (1) to establish a joint venture in Hong Kong, namely Sinopec International Petroleum E&P Hongkong Overseas Limited. SHI and Tiptop HK shall respectively hold 50% of the issued share capital of the joint venture, and SHI shall enjoy actual control over the joint venture through contractual arrangements with Tiptop HK. The joint venture shall hence become a non-wholly owned subsidiary of Sinopec Corp. through actual control; and (2) following the establishment of the joint venture, the joint venture (as the purchaser), to enter into the purchase agreements with the relevant vendors for the acquisition of the CIR Sale Shares, the Mansarovar Transaction Assets and the Taihu Transaction Assets. On 28 March 2013, the joint venture entered into the purchase agreements with the relevant vendors. For further details, please refer to relevant announcements of Sinopec Corp. published on the websites of the Stock Exchange of Hong Kong Limited on 24 March 2013 and 28 March 2013 respectively; and announcements published in China Securities Journal, Shanghai Securities News and Securities Times dated 25 March 2013 and 29 March 2013 respectively.

Asset holder and assets involved	Date of acquisition (date of entering into the relevant agreements)	Consideration	Net profit contributed to the Company as of the date of this report	Whether transactions are between related parties (if yes, explain pricing principles)	Whether the names of property rights of assets involved are fully transferred	Whether the rights of credit and liabilities of assets involvedare fully transferred

Tiptop HK, a wholly owned subsidiary of China Petrochemical Corporation, holding 50% equity in CIR	28 March 2013	USD1.571 billion	Not yet completed therefore not applicable
Equity consideration was negotiated on an arms-length basis with reference to the reserve data in the reserve evaluation report as of 31 December 2012 taking into account various factors such as asset quality, growth potential, market conditions
					No	No

SOOGL, a wholly owned subsidiary of China Petrochemical Corporation, holding 50% equity and shareholders’ loan in Mansarovar		USD428 million in equity; shareholders’ loan of USD347,872,314.62		Shareholders’ loan consideration was negotiated on an arms-length basis with reference to the audited balance of the principal and interest of the shareholders loan as of 31 December 2012

SOOGL, a wholly owned subsidiary of China Petrochemical Corporation, holding 49% equity of Taihu and special dividend rights under Taihu Shareholders Agreement		USD560 million of equity; special dividends rights of USD92,771,244.81
Special dividend rights consideration was negotiated on an arms-length basis with reference to the balance of the amount of special dividend rights and interest confirmed by the existing shareholders of Taihu as of December 31 2012

7	DOMESTIC LISTED CORPORATE BOND AND INTEREST PAYMENT

On 24 February 2004, Sinopec Corp. issued 10-year term domestic corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed annual interest rate of 4.61%. On 28 September 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004 respectively. By 25 February 2013, Sinopec Corp. had paid the full amount of the annual interest for the ninth interest payment year.

Sinopec Corp. issued RMB 30 billion bonds with warrants on February 20 2008 domestically. The bonds with warrants have a 6-year term and fixed annual interest rate of 0.8%. On 4 March 2008, the aforementioned bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 18 February 2008. By 20 February 2013, Sinopec Corp. had paid the full amount of the interest for the fifth interest payment year.

On 21 May 2010, Sinopec Corp. issued a 5-year term and a 10-year term domestic corporate bond which amounted to RMB 11 billion and RMB 9 billion with a fixed interest rate of 3.75% and 4.05% respectively. On 9 June 2010, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. By 21 May 2013, Sinopec Corp. had paid the full amount of the interest for the third interest payment year.

On 1 June 2012, Sinopec Corp. issued a 5-year and a 10-year domestic corporate bond which amounted to RMB 13 billion and RMB 7 billion and at a fixed interest rate of 4.26% and 4.90% respectively. On 13 June 2012, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012. By 3 June 2013, Sinopec Corp. had fully paid the total interest for the first interest payment year.

8	MAJOR PROJECTS

(1) Wuhan Ethylene Project
The Wuhan ethylene project mainly consists of 800,000 tpa ethylene and downstream auxiliary facilities. Construction commenced in December 2007. It has commenced production since 13 August 2013.

(2) Shandong LNG project

The Shandong LNG project mainly includes the construction of one wharf and one terminal designated for LNG with 3 million tpa loading and unloading capacity and auxiliary transportation pipelines for natural gas. Construction commenced in September 2010. It is expected to be completed and operational in 2014.

(3) Yuanba Gas Field Test Production Project

The project mainly consists of the construction of one purification plant and auxiliary facilities. The natural gas purification capacity of the plant is 1.7 billion cubic meters per annum. Construction commenced in September 2011. It is expected to be completed in 2014.

(4) Guangdong Refinery Chemical Integration Project

The project mainly consists of the construction of a 15 million tonnes per year oil refining, 800 thousand tonnes per year ethylene and 300 thousand tonnes per year terminal etc. It is expected to be completed and operational in 2016.

9	CONNECTED TRANSACTIONS IN THE REPORTING PERIOD

Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements with respect to continuing connected transactions, including the mutual supply agreement, the cultural, educational, hygiene and community services agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property license agreement and safety production insurance fund document.

Under the aforementioned connected transactions agreements, the aggregate amount of connected transactions incurred by the Company during the reporting period was RMB 262.856 billion, of which, expenses amounted to RMB 107.289 billion, (including RMB 97.827 billion for the purchase of goods and services, RMB 3.216 billion for auxiliary and community services, RMB 5.520 billion for operating lease, RMB 726 million of interest expenses). Among the above, purchases from China Petrochemical Corporation amounted to RMB 72.976 billion (including purchase of products and services, i.e. procurement, storage, exploration and production services and production-related services, which amounted to RMB 63.516 billion, representing 4.64% of the Company’s operating expenses for the reporting period). Auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.216 billion, representing 0.24% of the operating expenses of the Company. The housing rental payment incurred by the Company was RMB 231 million, land rental paid was RMB 5.193 billion, and expenses for other lease were RMB 94 million. Interest expenses were RMB 726 million. Revenue amounted to RMB 155.567 billion (including RMB 155.431 billion of sales of products and services, RMB 73 million of interest income, RMB 63 million of agency commission receivable), of which the sales to China Petrochemical Corporation amounted to RMB 39.640 billion, including RMB 39.564 billion of sales of products and services, representing 2.80% of the Company’s operating revenues, RMB 73 million of interest income, and RMB 3 million of agency commission receivable. The aforementioned connected transactions that occurred during the reporting period were implemented in accordance with the relevant connected transaction agreements.

10	NO SIGNIFICANT LITIGATION, ARBITRATION OR MATTERS DRAWN MEDIA’S NEGATIVE ATTENTION RELATING TO SINOPEC CORP. DURING THE REPORTING PERIOD

11	OTHER SIGNIFICANT CONTRACT
Save as disclosed by Sinopec Corp., there has been no significant contract which was performed during the reporting period.

12	INSOLVENCY AND RESTRUCTURING
Not applicable

13	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During the reporting period, Sinopec Corp. was not involved in any significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease which are subject to disclosure requirements.

14	ENTRUSTED CASH ASSETS MANAGEMENT
Not applicable.

15	ENTRUSTED LOANS

Loan to	Amount	Term		Annual interest
	(RMB million)	Starting date	Due date	rate (%)

Ningbo Gaotou Petroleum Development Co., Ltd.	300	18 April 2012	18 April 2016	6.4
Ningbo Gaotou Petroleum Development Co., Ltd.	200	25 December 2012	22 December 2017	6.4

16	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.

In order to regulate related party transactions between Sinopec Corp. and Sinopec Finance Co. Ltd. (hereinafter referred to as the “Finance Company”, Sinopec’s domestic settlement center) and to ensure the safety and liquidity of the deposits of Sinopec Corp. in the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Related Party Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co. Ltd which covers risk control system and risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that, in case of emergency where the Finance Company has difficulty in payment, it will increase the capital of the Finance Company in accordance with the actual need for the purpose of solving the difficulty in payment.

In order to regulate related party transactions between Sinopec Corp. and Sinopec Century Bright Capital Investment Limited (hereinafter referred to as “ Century Bright Company”, Sinopec’s overseas settlement center), by strengthening internal risk control and supported by China Petrochemical Corporation, Century Bright Company ensures the security of deposits of Sinopec Corp. in Century Bright Company. China Petrochemical Corporation has developed a number of internal rules, including the Rules for the Internal Control System, Rules for Implementation of Overseas Capital management Methods, Provisional Methods on Overseas Fund Platform Management, etc., which ensures strict compliance for overseas financial services provided by Century Bright Company to the Company. Century Bright Company also established Rules for the Implementation of Internal Control System, which guarantees the standardisation and safety of corporate deposit business. At the same time, as the sole shareholder of Century Bright Company, China Petrochemical Corporation signed a keep well agreement with Century Bright Company in 2013, China Petrochemical Corporation undertakes that where Century Bright Company has difficulty in payment, it will ensure that the liability payment obligation of Century Bright Company be discharged through various channels.

The deposit of Sinopec Corp. in the Finance Company and Century Bright Company will be subject to the annual caps as approved at the general meeting of shareholders. During daily operations, the deposits of Sinopec Corp. in the finance company and Century Bright Company can be fully withdrawn for the Company’s use.

17	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION	Unit: RMB million

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)
Name of Guarantor	Relationship with the listed company	Name of the Guarantee	Amount of Guarantee	Date of Guarantee (Date of execution of agreement)	Term	Type of Guarantee	Whether Completed or Not	Whether overdue or not	Guarantee for Overdue Amount	Counter- Guaranteed	Whether for a connected party (Yes or no) 1

Sinopec Corp.	The listed company itself.	Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	226	10 December 2003	10 December 2003 –10 December 2017	Joint liability guarantee	No	No	Nil	No	No
Sinopec Sales Co., Ltd.	Wholly-owned subsidiary	Xiamen Botan Storage Company Limited	75		26 July 2012 –26 July 2013	Joint liability guarantee	No	No	Nil	No	No
Sinopec Yangzi Petrochemical Company Limited	Wholly-owned subsidiary	BP YPC Acetyls Company (Nanjing) Ltd	281			Joint liability guarantee	No	No	Nil	No	No
SSI	Controlled subsidiaries	New Bright International Development Limited/ Sonangol E.P	5,448			Joint liability guarantee	No	No	Nil	Yes	No

Total amount of guarantee provided during the reporting period2	N/A
Total amount of guarantee outstanding at the end of the reporting period2 (A)	3,578
Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlled subsidiaries during the reporting period	21,625
Total amount of guarantee for the controlled subsidiaries outstanding at the end of the reporting period (B)	21,625
Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantee (A+B)	25,203
Total amount of guarantee as a percentage of the Company’s net asset %	4.61%
Amount of guarantee provided for shareholders, actual controllers and connected parties (C)	N/A
Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70% (D)	2,098
Amount of guarantee in excess of 50% of the total net assets (E)	N/A
Total amount of guarantee of the above three items (C+D+E)	2,098
Explanations of joint liability incurred from undue guarantees	N/A
Remarks on guarantee	N/A

1:	As defined in the Share Listing Rules of Shanghai Stock Exchange.

2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlled subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Ongoing Major Guarantee Events

In the Sixth Meeting of the Fifth Session of the Board, the Board approved Sinopec Corp. to provide a guarantee for the overseas issuance of U.S. dollar notes in an amount equivalent to RMB 21.625 billion.

18	FUNDS FLOW BETWEEN CONNECTED PARTIES	Unit: RMB million

	Funds to Connected Parties		Funds from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	1,287	4,223	(2,461)	7,655
Other connected parties	(676)	677	39	39
Total	611	4,900	(2,422)	7,694

19	PERFORMANCE OF THE UNDERTAKINGS

	(1)	Up to the end of the reporting period, the major undertakings given by China Petrochemical Corporation were as follows:

		i	Comply with the connected transaction agreements;

		ii	Solve the issues regarding the legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

		iii	Implement the Re-organisation Agreement

		iv	Grant licenses for intellectual property rights;

		v	Avoid competition within the same industry; and

		vi	Withdraw from business competition and conflict of interests with Sinopec Corp.

Details of the above undertakings were included in Sinopec Corp.’s A share prospectus published in China Securities Journal, Shanghai Securities News, and Securities Times on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. announced that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., and that China Petrochemical Corporation had made a commitment to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp.

On 15 March 2012, Sinopec Corp. announced that China Petrochemical Corporation undertook that:

After the integration of its upstream, midstream and downstream businesses, Sinopec Corp. should become the sole platform in China Petrochemical Corporation which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products .

China Petrochemical Corporation would dispose its minor remaining chemicals business within the next five years in order to avoid competition with Sinopec Corp. with regard to the chemicals business.

Given that China Petrochemical Corporation engaged in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, Sinopec Corp. proposed to acquire China Petrochemical Corporation’s overseas oil and gas assets when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertook to transfer such assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major undertakings by China Petrochemical Corporation.

(2)
As at the end of the reporting period, Sinopec Corp. has made no undertakings in respect of results, asset injections, or asset restructuring which were not fully performed. Sinopec Corp. has made no profit forecast in relation to any asset or project.

20	UNDERTAKING RELATING TO THE SUBSIDIARIES’ A SHARE REFORM

The subsidiaries of Sinopec Corp., Shanghai Petroleum and Chemical Co., Ltd. (the “Shanghai Petrochemical”) and Sinopec Yizheng Chemical Co., Ltd. (the “Yizheng Chemical Fiber”) commenced the A Share Reform on 20 June 2013. To support the A Share Reform, Sinopec Corp. made the following commitments:

(1)
Sinopec Corp. undertook that within six months of obtaining the right to list and trade its non-tradable shares of Shanghai Petrochemical, it would, pursuant to the articles of assocation of Shanghai Petrochemcial, propose that Shanghai Petrochemical implement a capital reserve capitalizing plan on the basis that no fewer than four shares would be issued for every 10 shares held by its shareholders, and that Sinopec Corp. would vote for the plan at the relevant general meeting. Sinopec Corp. further undertook that within 12 months of obtaining the right to list and trade its non-tradable shares of Shanghai Petrochemical, it would submit to the board of directors of Shanghai Petrochemical a measure to implement a stock-option incentive plan in compliance with the relevant provisions of the State-Owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, with the initial stock-option exercise price being not lower than the closing price on 30 May 2013, or RMB 6.43 per share (In the event that ex-rights and ex-dividend matters arise before the announcement of the draft of the stock-option incentive plan, the price will be adjusted accordingly.). Sinopec Corp. undertook to support the subsequent development of Shanghai Petrochemical after the share reform and to regard it as a development platform for relevant businesses of Sinopec Corp. in the future.

(2)
Sinopec Corp. undertook that within six months of obtaining the right to list and trade non-tradable shares of Yizheng Chemical Fiber, it would, pursuant to the articles of association of Yizheng Chemical Fiber, propose that Yizheng Chemical Fiber implement a capital reserve capitalizing plan, on the basis that no fewer than four shares would be issued for every 10 shares held by its shareholders, and that Sinopec Corp. would vote for the plan at the relevant general meeting. Sinopec Corp. and China CITICS Co., Ltd., undertook that within 12 months of obtaining the right to list and trade non-tradable shares of Yizheng Chemical Fiber, they would submit to the Board of Directors of Yizheng Chemical Fiber a measure to implement a stock-option incentive plan in compliance with the relevant provisions of the State-Owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, with the initial stock-option exercise price being not lower than the closing price on 30 May 2013, or RMB 6.64 per share (In the event that ex-rights and ex-dividend matters arise before the announcement of the draft of the stock-option incentive plan, the price will be adjusted accordingly.). Sinopec Corp, undertook to support the subsequent development of Yizheng Chemical Fiber after completion of the share reform, to promote the development of its accelerated transformation and to regard it as a development platform for relevant businesses in the future.

21	STOCK INCENTIVE PLAN
During the reporting period, Sinopec Corp. did not implement stock incentive plan.

22	THE AUDIT FIRM

The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants as Sinopec Corp.’s annual external auditors for the year 2013 and the authorisation to the Board of Directors to decide on their remuneration was approved at Sinopec’s annual general meeting for the year 2012 on 29 May 2013. The audit fee for the first half of 2013 is RMB 24.19 million. The interim financial report has been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants. The Chinese certified accountants signing the report are Li Dan and Zhao Juan from PricewaterhouseCoopers Zhong Tian LLP.

23	REPURCHASE, SALE AND REDEMPTION OF SHARES

None of Sinopec Corp. or any of its subsidiaries repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period (excluding the placing of new H shares as mentioned in subsection 4 of this section).

24	INFORMATION ON EQUITIES OF LISTED COMPANIES AND NON-LISTED FINANCIAL ENTERPRISES DIRECTLY HELD BY SINOPEC CORP.

(1) Information on equities of listed companies directly held by Sinopec Corp.

No.	Stock Code	Abbreviation	Number of shares held at the end of period	Amount of initial investment	Book value at the end of period	Book value at the beginning of period	Accounting items

1	384 (Hong Kong)	China Gas Holdings Limited	210 million shares	RMB 136,426,500	RMB 1,326,494,700	RMB 136,426,500	Available for sale financial assets

(2)	Information on equities of non-listed financial enterprises directly held by Sinopec Corp.

	Financial institutions	Initial investment (RMB 10,000)	Number of shares holding (Share 10,000)	Proportion in total shares	Book value at the end of the period (RMB 10,000)	Profit/loss in the period (RMB 10,000)	Change of shareholders’ funds in the period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	20,000	14.29%	20,000	3,000	—	Long-term equity investment	Investment
2	Zhengzhou Commercial Bank Co., Ltd.	1,000	1,000	0.25%	1,000	—	—	Long-term equity investment	Debt to shares
	Total	21,000	—	—	21,000	3,000	—	—	—

25	OTHER IMPORTANT ITEMS AND THEIR IMPACT AND DESCRIPTION OF THE SOLUTION
None

26
PROFIT WARNING AND DESCRIPTION FOR THE POSSIBLE NET LOSSES OR SIGNIFICANT DECREASE IN AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR.

Not applicable

27	CORE COMPETENCY ANALYSIS
There is no significant change of the Company’s core competency during the reporting period.

28	SHAREHOLDINGS OF MAJOR SUBSIDIARIES
The Subsidiaries whose individual subsidiaries’ net profit or investment income accounts for more than 10% of the Company’s net profit:

Company Name	Principal Business	Net Profit/ Investment Income (RMB million)	Percentage of shares held(%)

SINOPEC Sales Company	Sales of oil products	4,365	100

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1	INFORMATION ON APPOINTMENT AND TERMINATION OF ENGAGEMENT OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

On 28 May 2013, in order to further improve the corporate governance and minimise the conflicts of interest, Mr. Wang Tianpu tendered his resignation as the president of Sinopec Corp. since he has served as the general manager of China Petrochemical Corporation. On 29 May 2013, the board of directors of the Sinopec Corp. nominated and appointed Mr Li Chunguang as the President of the Sinopec Corp..

Mr. Ma Weihua, an independent non-executive director of Sinopec Corp., was no longer a director, Governor and Secretary of the Communist Party of China Leading Group of China Merchants Bank Co., Ltd, the Chairman of CIGNA & CMC Life Insurance Co., Ltd. and the China Merchants Fund Management Co., Ltd..

Mr. Andrew Y. Yan, an independent non-executive director of Sinopec Corp., was no longer the Chairman and independent non-executive director of NVC Lighting Holding Limited, the independent executive director of Mobi Development Co.,Ltd., the director of Eternal Asia Supply Chain Management Ltd.. Mr. Yan was re-designated as the non-executive directors from independent non-executive directors of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited.

Ms. Bao Guoming, an independent non-executive director of Sinopec Corp., has been appointed as the independent non-executive director of Hebei Chengde Lulu Co., Limited since June 2013.

2	CHANGES IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

During the reporting period, shareholdings held by Mr. Ling Yiqun, Vice President of Sinopec Corp. were increased from 10,000 to 13,000 as a result of the bonus issue of shares the and capitalisation of share premium of the Sinopec Corp.. Save as disclosed above, there are no changes in the shareholdings of the directors, supervisors and other senior management of Sinopec Corp..

REPORT OF THE PRC AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation,

We have audited the accompanying interim financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 30 June 2013, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the six-month period then ended, and the notes to the interim financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these interim financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these interim financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying interim financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 30 June 2013, and their financial performance and cash flows for the six-month period then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China

23 August 2013

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET
as at 30 June 2013

	Note	At 30 June	At 31 December
		2013	2012
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	11,385	10,864
Bills receivable	6	19,008	20,045
Accounts receivable	7	87,386	81,395
Other receivables	8	11,479	8,807
Prepayments	9	4,667	4,370
Inventories	10	216,028	218,262
Other current assets		15,177	1,008
Total current assets		365,130	344,751
Non-current assets
Long-term equity investments	11	56,138	52,061
Fixed assets	12	597,745	588,969
Construction in progress	13	166,956	168,977
Intangible assets	14	53,016	49,834
Goodwill	15	6,257	6,257
Long-term deferred expenses	16	10,322	10,246
Deferred tax assets	17	5,089	6,381
Other non-current assets	18	13,580	11,046
Total non-current assets		909,103	893,771

Total assets		1,274,233	1,238,522
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	101,507	70,228
Bills payable	21	5,700	6,656
Accounts payable	22	187,176	215,628
Advances from customers	23	62,367	69,299
Employee benefits payable	24	3,059	1,838
Taxes payable	25	29,829	21,985
Other payables	26	54,676	61,721
Short-term debentures payable	29	10,000	30,000
Non-current liabilities due within one year	27	56,040	15,754
Total current liabilities		510,354	493,109
Non-current liabilities
Long-term loans	28	41,433	40,267
Debentures payable	29	100,234	121,849
Provisions	30	23,379	21,591
Deferred tax liabilities	17	7,069	7,294
Other non-current liabilities		4,387	3,811
Total non-current liabilities		176,502	194,812

Total liabilities		686,856	687,921
Shareholders’ equity
Share capital	31	116,565	86,820
Capital reserve	32	39,504	30,574
Specific reserve	33	4,623	3,550
Surplus reserves	34	187,096	184,603
Retained earnings		200,504	209,446
Foreign currency translation differences		(1,906)	(1,619)
Total equity attributable to shareholders of the Company		546,386	513,374
Minority interests		40,991	37,227
Total shareholders’ equity		587,377	550,601

Total liabilities and shareholders’ equity		1,274,233	1,238,522

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

BALANCE SHEET
as at 30 June 2013

	Note	At 30 June	At 31 December
		2013	2012
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		5,299	5,468
Bills receivable		2,030	1,333
Accounts receivable	7	28,752	21,041
Other receivables	8	55,181	42,055
Prepayments		5,851	5,003
Inventories		138,912	148,844
Other current assets		13,836	707
Total current assets		249,861	224,451
Non-current assets
Long-term equity investments	11	144,027	111,467
Fixed assets	12	472,028	475,417
Construction in progress	13	137,959	152,199
Intangible assets		42,540	43,114
Long-term deferred expenses		8,157	8,617
Deferred tax assets		371	1,397
Other non-current assets		6,576	5,290
Total non-current assets		811,658	797,501

Total assets		1,061,519	1,021,952
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		13,512	1,692
Bills payable		2,580	4,000
Accounts payable		139,906	121,184
Advances from customers		58,701	58,570
Employee benefits payable		2,424	1,315
Taxes payable		24,073	17,854
Other payables		107,047	118,311
Short-term debentures payable		10,000	30,000
Non-current liabilities due within one year		55,188	15,644
Total current liabilities		413,431	368,570
Non-current liabilities
Long-term loans		38,474	38,560
Debentures payable		78,789	121,849
Provisions		20,487	19,598
Other non-current liabilities		2,516	1,688
Total non-current liabilities		140,266	181,695

Total liabilities		553,697	550,265
Shareholders’ equity
Share capital		116,565	86,820
Capital reserve		47,865	39,146
Specific reserve		3,771	3,017
Surplus reserves		187,096	184,603
Retained earnings		152,525	158,101
Total shareholders’ equity		507,822	471,687

Total liabilities and shareholders’ equity		1,061,519	1,021,952

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2013

	Note	Six-month periods ended 30 June
		2013	2012
		RMB million	RMB million
Operating income	35	1,415,244	1,348,072
Less: Operating costs	35	1,213,550	1,152,431
Sales taxes and surcharges	36	94,451	95,267
Selling and distribution expenses		20,811	18,922
General and administrative expenses		33,375	29,223
Financial expenses	37	3,292	5,533
Exploration expenses, including dry holes	38	7,644	6,882
Impairment losses	39	73	7,048
Add: Gain from changes in fair value	40	737	510
Investment income	41	908	232
Operating profit		43,693	33,508
Add: Non-operating income	42	1,157	1,362
Less: Non-operating expenses	43	878	587
Profit before taxation		43,972	34,283
Less: Income tax expense	44	12,468	9,337
Net profit		31,504	24,946
Attributable to:
Equity shareholders of the Company		29,417	23,697
Minority interests		2,087	1,249
Basic earnings per share	55	0.254	0.210
Diluted earnings per share	55	0.239	0.202
Net profit		31,504	24,946
Other comprehensive income	45
Cash flow hedges		82	1
Available-for-sale financial assets		890	1
Share of other comprehensive income of associates		(241)	26
Foreign currency translation differences		(388)	89
Total other comprehensive income		343	117

Total comprehensive income		31,847	25,063
Attributable to:
Equity shareholders of the Company		29,861	23,784
Minority interests		1,986	1,279

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2013

	Note	Six-month periods ended 30 June
		2013	2012
		RMB million	RMB million
Operating income	35	783,594	778,788
Less: Operating costs	35	630,595	620,503
Sales taxes and surcharges		73,967	76,954
Selling and distribution expenses		16,223	16,061
General and administrative expenses		27,434	24,652
Financial expenses		3,962	4,898
Exploration expenses, including dry holes		7,624	6,882
Impairment losses		(23)	5,967
Add: Gain from changes in fair value		778	568
Investment income	41	5,723	6,058
Operating profit		30,313	29,497
Add: Non-operating income		969	1,148
Less: Non-operating expenses		771	536
Profit before taxation		30,511	30,109
Less: Income tax expense		5,585	5,912
Net profit		24,926	24,197
Other comprehensive income
Share of other comprehensive income in associates		(241)	26
Available-for-sale financial assets		890	—
Total other comprehensive income		649	26

Total comprehensive income		25,575	24,223

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2013

	Note		Six-month periods ended 30 June
			2013	2012
			RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services			1,558,641	1,542,904
Refund of taxes and levies			860	460
Other cash received relating to operating activities			9,153	6,662
Sub-total of cash inflows			1,568,654	1,550,026
Cash paid for goods and services			(1,333,780)	(1,335,797)
Cash paid to and for employees			(23,996)	(19,830)
Payments of taxes and levies			(153,343)	(159,122)
Other cash paid relating to operating activities			(24,632)	(14,723)
Sub-total of cash outflows			(1,535,751)	(1,529,472)

Net cash flow from operating activities	47	(a)	32,903	20,554
Cash flows from investing activities:
Cash received from disposal of investments			156	1,315
Cash received from returns on investments			447	1,250
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets			902	166
Other cash received relating to investing activities			2,343	2,478
Sub-total of cash inflows			3,848	5,209
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets			(62,870)	(77,126)
Cash paid for acquisition of investments			(6,450)	(4,825)
Other cash paid relating to investing activities			(1,550)	(3,149)
Sub-total of cash outflows			(70,870)	(85,100)

Net cash flow from investing activities			(67,022)	(79,891)
Cash flows from financing activities:
Cash received from borrowings			550,958	438,230
Cash received from capital contributions			22,259	936
Including: Cash received from minority shareholders’ capital contributions to subsidiaries			2,853	936
Sub-total of cash inflows			573,217	439,166
Cash repayments of borrowings			(519,985)	(369,421)
Cash paid for dividends, profits distribution or interest			(18,556)	(22,432)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders			(785)	(578)
Other cash paid relating to financing activities			(22)	(71)
Sub-total of cash outflows			(538,563)	(391,924)

Net cash flow from financing activities			34,654	47,242
Effects of changes in foreign exchange rate			199	7

Net increase/(decrease) in cash and cash equivalents	47	(b)	734	(12,088)

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2013

	Note		Six-month periods ended 30 June
			2013	2012
			RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services			896,968	902,674
Refund of taxes and levies			618	166
Other cash received relating to operating activities			11,472	27,443
Sub-total of cash inflows			909,058	930,283
Cash paid for goods and services			(688,908)	(723,765)
Cash paid to and for employees			(18,777)	(16,295)
Payments of taxes and levies			(120,599)	(127,924)
Other cash paid relating to operating activities			(27,731)	(12,748)
Sub-total of cash outflows			(856,015)	(880,732)

Net cash flow from operating activities	47	(a)	53,043	49,551
Cash flows from investing activities:
Cash received from disposal of investments			1,503	307
Cash received from returns on investments			5,661	5,324
Net cash received from disposal of fixed assets, intangible assets and other long-term assets			1,265	152
Other cash received relating to investing activities			46	1,484
Sub-total of cash inflows			8,475	7,267
Cash paid to acquire fixed assets, intangible assets and other long-term assets			(46,141)	(63,165)
Cash paid for acquisition of investments			(9,082)	(6,955)
Sub-total of cash outflows			(55,223)	(70,120)

Net cash flow from investing activities			(46,748)	(62,853)
Cash flows from financing activities:
Cash received from borrowings			113,471	128,151
Cash received from capital contributions			19,406	—
Sub-total of cash inflows			132,877	128,151
Cash repayments of borrowings			(122,790)	(109,528)
Cash paid for dividends, profits distribution or interest			(16,551)	(21,177)
Sub-total of cash outflows			(139,341)	(130,705)

Net cash flow from financing activities			(6,464)	(2,554)

Net decrease in cash and cash equivalents	47	(b)	(169)	(15,856)
These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2013

	Share capital RMB million	Capital reserve RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million
Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Change for the period
1. Net profit	—	—	—	—	23,697	—	23,697	1,249	24,946
2. Other comprehensive income (Note 45)	—	28	—	—	—	59	87	30	117
Total comprehensive income	—	28	—	—	23,697	59	23,784	1,279	25,063
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,364)	—	(17,364)	—	(17,364)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests	—	(55)	—	—	—	—	(55)	(16)	(71)
7. Distributions to minority interests, (net of contributions)	—	—	—	—	—	—	—	(720)	(720)
8. Net increase in specific reserve for the period	—	—	1,067	—	—	—	1,067	41	1,108
	118	726	1,067	2,420	(19,784)	—	(15,453)	86	(15,367)

Balance at 30 June 2012	86,820	30,337	4,182	180,683	182,249	(1,541)	482,730	36,491	519,221
Balance at 1 January 2013	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Change for the period
1. Net profit	—	—	—	—	29,417	—	29,417	2,087	31,504
2. Other comprehensive income (Note 45)	—	731	—	—	—	(287)	444	(101)	343
Total comprehensive income	—	731	—	—	29,417	(287)	29,861	1,986	31,847
Transactions with owners, recorded directly in shareholders’ equity
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,493	(2,493)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,933)	—	(17,933)	—	(17,933)
– Bonus issues (Note 46)	17,933	—	—	—	(17,933)	—	—	—	—
4. Capitalisation (Note 46)	8,967	(8,967)	—	—	—	—	—	—	—
5.Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	—	19,406	—	19,406
6. Acquisition of minority interests	—	(13)	—	—	—	—	(13)	(27)	(40)
7. Contributions by subsidiaries from non-controlling interests	—	618	—	—	—	—	618	2,235	2,853
8. Distribution to non-controlling interests	—	—	—	—	—	—	—	(463)	(463)
9. Net increase in specific reserve for the period (Note 33)	—	—	1,073	—	—	—	1,073	33	1,106
	29,745	8,199	1,073	2,493	(38,359)	—	3,151	1,778	4,929

Balance at 30 June 2013	116,565	39,504	4,623	187,096	200,504	(1,906)	546,386	40,991	587,377

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2013

						Total
	Share	Capital	Specific	Surplus	Retained	shareholders’
	capital	reserve	reserve	reserves	earnings	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606
Change for the period
1. Net profit	—	—	—	—	24,197	24,197
2. Other comprehensive income	—	26	—	—	—	26
Total comprehensive income	—	26	—	—	24,197	24,223
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,364)	(17,364)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	917
5. Net increase in specific reserve for the period	—	—	881	—	—	881
	118	799	881	2,420	(19,784)	(15,566)

Balance at 30 June 2012	86,820	38,808	3,452	180,683	131,500	441,263
Balance at 1 January 2013	86,820	39,146	3,017	184,603	158,101	471,687
Change for the period
1. Net profit	—	—	—	—	24,926	24,926
2. Other comprehensive income	—	649	—	—	—	649
Total comprehensive income	—	649	—	—	24,926	25,575
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,493	(2,493)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,933)	(17,933)
– Bonus issues (Note 46)	17,933	—	—	—	(17,933)	—
4. Capitalisation (Note 46)	8,967	(8,967)	—	—	—	—
5. Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	19,406
6. Net increase in specific reserve for the period	—	—	767	—	—	767
Total transactions with owners, recorded directly in shareholders’ equity	29,745	7,594	767	2,493	(38,359)	2,240
7. Other movement (Note 11(i))	—	476	(13)	—	7,857	8,320

Balance at 30 June 2013	116,565	47,865	3,771	187,096	152,525	507,822

These financial statements have been approved by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 44 to 94 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2013

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

		(1)	the exploration, development and production of crude oil and natural gas;

		(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

		(3)	the production and sale of chemicals.

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

		—	Financial assets and liabilities held for trading (see Note 3(11))

		—	Available-for-sale financial assets (see Note 3(11))

		—	Convertible bonds (see Note 3(11))

		—	Derivative financial instruments (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(c)	Method for preparation of consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c) Method for preparation of consolidated financial statements (Continued)

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

	(5)	Long-term equity investments

(a) Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

		(a)	Investment in subsidiaries (Continued)

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity which operates under joint control in accordance with a contractual agreement between the Group and other ventures. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all ventures. The Group generally consider the following circumstances in determining whether it can exercise joint control over the investee:

			—	whether any investor alone cannot control the operating activities of the investee;

			—	whether it requires agreement of all ventures for decisions related to the fundamental operating activities of the investee;

—
whether the management of an investor who is appointed by all investors through the contract or agreement to manage the daily operations of the investee must be confined with the agreed-upon financing and operation policies.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally consider the following circumstances in determining whether it can exercise significant influence over the investee:

			—	whether there is representative appointed to the board of directors or equivalent governing body of the investee;

			—	whether to participate in the investee’s policy-making process;

			—	whether there are significant transactions with the investees;

			—	whether there is management personnel sent to the investee;

			—	whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

(b) Investment in jointly controlled entities and associates (Continued)

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses, and recognises the corresponding adjustment in equity.

(c) Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

(d) The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

At each balance sheet date, other long-term equity investments are assessed for impairment on an individual basis. For other long-term equity investments, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

The investments in other long-term equity investments are stated in the balance sheet at cost less impairment losses.

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(6)	Fixed assets and construction in progress (Continued)

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

(9)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Non-current assets held for sale

A non-current asset is accounted for as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may include fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc., but not include financial instruments and deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as an impairment loss.

(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

(a) Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset or financial liability with change in fair value recognised through profit or loss (including financial asset or financial liability held for trading)

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17) (c)).

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

		(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

			—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

			—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties, reference to the current fair value of other instrument that is substantially the same, discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

				—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

				—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Hedge accounting (Continued)

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

The Group had no hedge of a net investment in a foreign operation during this period.

		(e)	Convertible bonds

			—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

			—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

		(f)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(f)	Derecognition of financial assets and financial liabilities (Continued)
On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			—	the carrying amounts; and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			—	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties , construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets (Continued)

		(b)	Impairment of other non-financial long-term assets (Continued)
The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

	(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Social insurance and housing fund

Pursuant to the relevant laws and regulations of the PRC, employees of the Group participate in the social insurance system established and managed by government organisations. The Group makes social insurance contributions, including contributions to basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and etc., as well as contributions to housing fund, at the applicable benchmarks and rates stipulated by the government for the benefit of its employees. The social insurance and housing fund contributions are recognised as part of the cost of assets or charged to profit or loss on an accrual basis.

		(b)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

			—	the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

			—	the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(15)	Income tax (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

		—	they relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(16)	Provisions

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

			—	the significant risks and rewards of ownership and title have been transferred to buyers; and

			—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(18)	Government grants (Continued)

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

		(g)	associates of the Group, including subsidiaries of the associates;

		(h)	principle individual investors of the Group and close family members of such individuals;

		(i)	key management personnel of the Group, and close family members of such individuals;

		(j)	key management personnel of the Company’s holding company;

		(k)	close family members of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		—	engage in business activities from which it may earn revenues and incur expenses;

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(26)	Segment reporting (Continued)
		—	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		—	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

As at 30 June 2013, the resources tax rate of crude oil and natural gas is 5%.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. Effective from 1 November 2011, the levy starts at USD 55 per barrel instead of previous USD 40 per barrel and the imposed rate ranges from 20% to 40%.

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2013			At 31 December 2012
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Cash on hand
Renminbi			34			209
Cash at bank
Renminbi			7,980			6,104
US Dollars	35	6.1787	216	68	6.2855	427
Hong Kong Dollars	1,624	0.7966	1,294	83	0.8108	67
Japanese Yen	213	0.0626	13	137	0.0730	10
Euro	3	8.0536	24	4	8.3176	35
Other			83			—
			9,644			6,852
Deposits at related parities
Renminbi			1,540			3,188
US Dollars	32	6.1787	198	131	6.2855	821
Euro	—	8.0536	3	—	8.3176	3
Total			11,385			10,864

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2013, time deposits with financial institutions of the Group amounted to RMB 195 million (2012: RMB 408 million).

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2013, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 11,963 million (2012: RMB 13,540 million), all of which are due before 31 December 2013.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Amounts due from subsidiaries	—	—	20,771	14,885
Amounts due from Sinopec Group Company and fellow subsidiaries	7,042	7,207	1,881	668
Amounts due from associates and jointly controlled entities	9,289	11,576	3,221	3,400
Amounts due from others	71,750	63,311	3,384	2,634
	88,081	82,094	29,257	21,587
Less: Allowance for doubtful accounts	695	699	505	546
Total	87,386	81,395	28,752	21,041

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2013				At 31 December 2012
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	87,251	99.1	—	0.0	81,250	99.0	—	0.0
Between one and two years	124	0.1	15	12.1	101	0.1	16	15.8
Between two and three years	42	0.0	21	50.0	69	0.1	17	24.6
Over three years	664	0.8	659	99.2	674	0.8	666	98.8
Total	88,081	100.0	695		82,094	100.0	699
	The Company
	At 30 June 2013				At 31 December 2012
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	28,561	97.6	—	0.0	20,982	97.2	—	0.0
Between one and two years	174	0.6	9	5.2	56	0.3	11	19.6
Between two and three years	37	0.1	19	51.4	25	0.1	15	60.0
Over three years	485	1.7	477	98.4	524	2.4	520	99.2
Total	29,257	100.0	505		21,587	100.0	546	699

At 30 June 2013 and 31 December 2012, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June 2013	At 31 December 2012
Total amount (RMB million)	19,930	26,645
Ageing	Within one year	Within one year
Percentage to the total balance of accounts receivable	22.6%	32.5%

At 30 June 2013, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 16,331 million and RMB 25,873 million (2012: RMB 18,783 million and RMB 18,953 million), representing 18.5% and 88.4% (2012: 22.9% and 87.8%) of the total accounts receivable.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the six-month period ended 30 June 2013 and 2012, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month period ended 30 June 2013 and 2012, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2013 and 31 December 2012, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Amounts due from subsidiaries	—	—	49,337	36,863
Amounts due from Sinopec Group Company and fellow subsidiaries	1,058	486	686	191
Amounts due from associates and jointly controlled entities	742	1,365	679	1,324
Amounts due from others	11,356	8,654	6,207	5,511
	13,156	10,505	56,909	43,889
Less: Allowance for doubtful accounts	1,677	1,698	1,728	1,834
Total	11,479	8,807	55,181	42,055

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2013				At 31 December 2012
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	10,376	78.9	—	0.0	7,468	71.1	—	0.0
Between one and two years	751	5.7	171	22.8	964	9.2	172	17.8
Between two and three years	265	2.0	95	35.8	414	3.9	94	22.7
Over three years	1,764	13.4	1,411	80.0	1,659	15.8	1,432	86.3
Total	13,156	100.0	1,677		10,505	100.0	1,698

	The Company
	At 30 June 2013				At 31 December 2012
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	52,208	91.8	—	0.0	40,974	93.3	—	0.0
Between one and two years	1,895	3.3	12	0.6	514	1.2	13	2.5
Between two and three years	510	0.9	17	3.3	301	0.7	18	6.0
Over three years	2,296	4.0	1,699	74.0	2,100	4.8	1,803	85.9
Total	56,909	100.0	1,728		43,889	100.0	1,834

At 30 June 2013 and 31 December 2012, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June 2013	At 31 December 2012
Total amount (RMB million)	1,847	1,883
Ageing	From within one year to over three years	From within one year to over three years
Percentage to the total balance of other receivables	14.0%	17.9%

At 30 June 2013, the Group’s and the Company’s other receivables due from related parties amounted to RMB 1,800 million and RMB 50,702 million (2012: RMB 1,851 million and RMB 38,378 million), representing 13.7% and 89.1% (2012: 17.6% and 87.4%) of the total of other receivables.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the six-month periods ended 30 June 2013 and 2012, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2013 and 2012, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2013 and 31 December 2012, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

Except for few individual prepayments, all prepayments are aged within one year.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

The Group

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Raw materials	111,754	115,025
Work in progress	21,013	20,734
Finished goods	81,283	79,494
Spare parts and consumables	2,458	3,500
	216,508	218,753
Less: Provision for diminution in value of inventories	480	491
Total	216,028	218,262

Provision for diminution in value of inventories is mainly against raw materials and finished goods. For the six-month period ended 30 June 2013, the provision for diminution in value of inventories of the Group was primarily due to the costs of raw materials and finished goods of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities RMB million	Investments in associates RMB million	Other equity investments RMB million	Provision for impairment losses RMB million	Total RMB million
Balance at 1 January 2013	21,388	28,812	2,027	(166)	52,061
Additions for the period	2,025	2,172	26	—	4,223
Share of profits less losses under the equity method	(10)	884	—	—	874
Change of capital reserve under the equity method	—	(241)	—	—	(241)
Dividends declared	(36)	(398)	—	—	(434)
Disposals for the period	—	(120)	(225)	—	(345)
Reclassifications	2,800	(2,800)	—	—	—
Balance at 30 June 2013	26,167	28,309	1,828	(166)	56,138

The Company

	Investments in subsidiaries RMB million	Investments in jointly controlled entities RMB million	Investments in associates RMB million	equity investments RMB million	Provision for Impairment losses RMB million	Total RMB million
Balance at 1 January 2013	88,430	10,603	17,374	1,452	(6,392)	111,467
Additions for the period	10,106	106	150	12	—	10,374
Share of profits less losses under the equity method	—	40	724	—	—	764
Change of capital reserve under the equity method	—	—	(241)	—	—	(241)
Dividends declared	—	(36)	(209)	—	—	(245)
Disposals for the period	—	—	(105)	(219)	—	(324)
Reclassifications	—	1,203	(1,203)	—	—	—
Others (i)	24,257	(89)	(360)	(114)	(1,462)	22,232
Balance at 30 June 2013	122,793	11,827	16,130	1,131	(7,854)	144,027

Note:

(i)
During the six-month period ended 30 June 2013, the Company adjusted the financial statements of the Company of the preceding year to exclude certain insignificant subsidiaries that were included in the company financial statements. This adjustment, which does not related to the consolidated financial statements of the Group, related mainly to the long-term equity investments, fixed assets and retained earnings. Total assets was reduced by RMB 3,954 million (comprising 0.38% of total assets as at 31 December 2012). Total liabilities was reduced by RMB 12,274 million (comprising 2.20% of total liabilities as at 31 December 2012). Net assets was increased by RMB 8,320 million (comprising 1.76% of net assets as at 31 December 2012). The adjustment did not result in any material impact on the Company financial statements.

The principal subsidiaries see Note 50.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

Name of investees	Register location	Legal representative	Registered capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company	Total assets at the period end RMB million	Total liability at the period end RMB million	Operating income for the period RMB million
1. Jointly controlled entities
Shanghai Secco Petrochemical Company Limited	Shanghai	Wang Zhiqing	USD 901	50%	14,419	7,290	14,342
BASF-YPC Company Limited	Jiangsu Province	Ma Qiulin	11,505	40%	25,395	9,893	11,868
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	12,806	50%	41,560	34,105	33,053
Sinopec SABIC Tianjin Petrochemical Company Limited	Tianjin	Khaled A. Almana	6,120	50%	21,470	14,829	13,119
State Power-Sinopec (Ningxia) Energy Chemical Company Limited	Ningxia Hui Autonomous Region	Yang Dong	4,600	50%	13,645	8,761	—
2. Associates
Sinopec Finance Company Limited	Beijing	Liu Yun	10,000	49%	119,783	103,861	1,514
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	20,331	12,289	52,915
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	5,404	38.75%	9,016	219	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	6,400	2,538	1
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,695	527	320

All the jointly controlled entities and associates above are limited companies.

The Group’s effective share of interest in the jointly controlled entities’ net assets, operating income and net loss are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Net assets	26,167	21,388

	Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
Operating income	38,467	36,002
Net loss	(10)	(997)

The Group’s effective share of interest in the above-mentioned principal associates’ net assets, operating income and net profit are as follows:

	At 30 June	At 31 December
	2013 RMB million	2012 RMB million
Net assets	15,437	15,283

	Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
Operating income	16,183	15,372
Net profit	548	788

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2013, the Group and the company had no individually significant long-term investments which had been provided for impairment losses.

12	FIXED ASSETS

The Group

	Plants and buildings RMB million	Oil and gas properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2013	86,215	456,859	693,583	1,236,657
Additions for the period	92	1,440	110	1,642
Transferred from construction in progress	1,123	20,414	23,153	44,690
Reclassifications	380	(5,564)	5,184	—
Exchange adjustment	(29)	(525)	(39)	(593)
Decreases for the period	(236)	—	(8,217)	(8,453)
Balance at 30 June 2013	87,545	472,624	713,774	1,273,943
Accumulated depreciation:
Balance at 1 January 2013	32,080	246,780	337,605	616,465
Depreciation charge for the period	1,492	16,377	18,385	36,254
Reclassifications	95	(5,566)	5,471	—
Exchange adjustment	(10)	(277)	(14)	(301)
Decreases for the period	(99)	—	(7,244)	(7,343)
Balance at 30 June 2013	33,558	257,314	354,203	645,075
Provision for impairment losses:
Balance at 1 January 2013	2,410	11,005	17,808	31,223
Additions for the period	1	—	43	44
Exchange adjustment	—	—	(2)	(2)
Decreases for the period	(26)	—	(116)	(142)
Balance at 30 June 2013	2,385	11,005	17,733	31,123

Net book value:
Balance at 30 June 2013	51,602	204,305	341,838	597,745
Balance at 31 December 2012	51,725	199,074	338,170	588,969

The Company

	Plants and buildings RMB million	Oil and gas properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2013	68,009	392,548	530,077	990,634
Additions for the period	1	1,019	45	1,065
Transferred from construction in progress	1,000	17,782	20,144	38,926
Reclassifications	460	(5,482)	5,022	—
Transferred to subsidiaries	(187)	—	(4,740)	(4,927)
Decreases for the period	(182)	—	(1,981)	(2,163)
Other adjustments (Note 11(i))	(4,338)	4,784	(17,937)	(17,491)
Balance at 30 June 2013	64,763	410,651	530,630	1,006,044
Accumulated depreciation:
Balance at 1 January 2013	24,951	207,674	256,514	489,139
Depreciation charge for the period	1,068	13,795	13,662	28,525
Reclassifications	99	(5,483)	5,384	—
Transferred to subsidiaries	(50)	—	(1,388)	(1,438)
Decreases for the period	(77)	—	(1,109)	(1,186)
Other adjustments (Note 11(i))	(1,207)	7,205	(12,424)	(6,426)
Balance at 30 June 2013	24,784	223,191	260,639	508,614
Provision for impairment losses:
Balance at 1 January 2013	1,768	9,411	14,899	26,078
Decreases for the period	(23)	—	(94)	(117)
Other adjustments (Note 11(i))	(26)	(480)	(53)	(559)
Balance at 30 June 2013	1,719	8,931	14,752	25,402
Net book value:
Balance at 30 June 2013	38,260	178,529	255,239	472,028
Balance at 31 December 2012	41,290	175,463	258,664	475,417

12	FIXED ASSETS (Continued)

The additions in the exploration and production segment and oil and gas properties of the Group and the Company for six-month period ended 30 June 2013 included RMB 1,440 million (2012: RMB 517 million) (Note 30) and RMB 1,019 million (2012: RMB 488 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2013 and 31 December 2012, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2013 and 31 December 2012, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2013 and 31 December 2012, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

	The Group RMB million	The Company RMB million
Cost:
Balance at 1 January 2013	169,700	152,922
Additions for the period	50,030	32,209
Exchange adjustment	(20)	—
Transferred to subsidiaries	—	(535)
Dry hole costs written off	(3,335)	(3,335)
Transferred to fixed assets	(44,690)	(38,926)
Reclassification to other assets	(4,006)	(3,691)
Balance at 30 June 2013	167,679	138,644
Provision for impairment losses:
Balance at 1 January 2013	723	723
Decreases for the period	—	(38)
Balance at 30 June 2013	723	685
Net book value:
Balance at 30 June 2013	166,956	137,959
Balance at 31 December 2012	168,977	152,199

At 30 June 2013, major construction projects of the Group are as follows:

Project name	Budgeted amount RMB million	Balance at 1 January 2013 RMB million	Net change for the period RMB million	Balance at 30 June 2013 RMB million	Percentage of Completion %	Source of funding	Accumulated interest capitalised at 30 June 2013 RMB million

Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	14,734	60	14,794	89%	Bank loans & self-financing	1,074
Anqing sour Crude Oil Processing Adaptation Revamping and Oil Quality Upgrading Project	6,769	5,155	(880)	4,275	86%	Bank loans & self-financing	295
Maoming Oil Quality Upgrading Project	4,414	3,110	(2,829)	281	95%	Bank loans & self-financing	100
Yangzi Oil Quality and Inferior Crude Oil Reconstruction Project	7,865	2,594	1,235	3,829	49%	Bank loans & self-financing	66
Shandong LNG Project	10,716	2,002	1,019	3,021	28%	Self-financing	—

14	INTANGIBLE ASSETS

The Group

	Land use rights RMB million	Patents RMB million	Non-patent technology RMB million	Operation rights RMB million	Others RMB million	Total RMB million
Cost:
Balance at 1 January 2013	43,002	3,704	2,715	11,851	2,215	63,487
Additions for the period	2,403	37	18	1,976	185	4,619
Decreases for the period	(71)	—	(9)	(58)	—	(138)
Balance at 30 June 2013	45,334	3,741	2,724	13,769	2,400	67,968
Accumulated amortisation:
Balance at 1 January 2013	6,562	2,723	1,215	1,359	1,213	13,072
Additions for the period	637	78	116	370	136	1,337
Decreases for the period	(13)	—	(9)	(11)	—	(33)
Balance at 30 June 2013	7,186	2,801	1,322	1,718	1,349	14,376
Provision for impairment losses:
Balance at 1 January 2013	200	304	24	37	16	581
Additions for the period	2	—	—	—	—	2
Decreases for the period	(7)	—	—	—	—	(7)
Balance at 30 June 2013	195	304	24	37	16	576
Net book value:
Balance at 30 June 2013	37,953	636	1,378	12,014	1,035	53,016
Balance at 31 December 2012	36,240	677	1,476	10,455	986	49,834

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2013 is RMB 1,171 million (2012: RMB 945 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	204	204
Total	6,257	6,257

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.3% to 12.4% (2012: 11.5% to 12.5%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Assets		Liabilities		Net balance
	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Current
Receivables and inventories	3,486	3,292	—	—	3,486	3,292
Accruals	402	421	—	—	402	421
Cash flow hedges	31	36	(13)	—	18	36
Non-current
Fixed assets	7,096	7,467	(15,694)	(15,661)	(8,598)	(8,194)
Tax value of losses carried forward	2,461	3,051	—	—	2,461	3,051
Embedded derivative component of the convertible bonds	—	—	(554)	(364)	(554)	(364)
Others	1,116	863	(311)	(18)	805	845
Deferred tax assets/(liabilities)	14,592	15,130	(16,572)	(16,043)	(1,980)	(913)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Deferred tax assets	9,503	8,749
Deferred tax liabilities	9,503	8,749

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Deferred tax assets	5,089	6,381
Deferred tax liabilities	7,069	7,294

At 30 June 2013, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 14,818 million (2012: RMB 11,510 million), of which RMB 1,185 million (2012: RMB 2,151 million) was incurred for the period ended 30 June 2013, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 5,265 million, RMB 782 million, RMB 272 million, RMB 3,474 million, RMB 3,840 million and RMB 1,185 million will expire in 2013, 2014, 2015, 2016, 2017 and 2018, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence were considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2013, write-down of deferred tax assets amounted to RMB 773 million (2012: RMB 612 million).

18	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2013, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2013 RMB million	Provision for the period RMB million	Written back for the period RMB million	Written off for the period RMB million	Other (decrease)/ increase RMB million	Balance at 30 June 2013 RMB million
Allowance for doubtful accounts
Included:
Accounts receivable	7	699	5	(6)	(4)	1	695
Other receivables	8	1,698	6	(25)	—	(2)	1,677
Prepayments		47	—	(2)	—	—	45
		2,444	11	(33)	(4)	(1)	2,417
Inventories	10	491	51	—	(53)	(9)	480
Long-term equity investments	11	166	—	—	—	—	166
Fixed assets	12	31,223	44	—	(140)	(4)	31,123
Construction in progress	13	723	—	—	—	—	723
Intangible assets	14	581	—	—	(7)	2	576
Goodwill	15	7,657	—	—	—	—	7,657
Others		12	—	—	—	—	12
Total		43,297	106	(33)	(204)	(12)	43,154

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Short-term bank loans	45,235	27,597
Loans from Sinopec Group Company and fellow subsidiaries	56,272	42,631
Total	101,507	70,228

At 30 June 2013, the Group’s weighted average interest rate per annum on short-term loans was 1.8% (2012: 1.9%). The majority of the above loans are by credit.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2013 and 31 December 2012, the Group had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

22	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 30 June 2013 and 31 December 2012, the Group had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 30 June 2013 and 31 December 2012, the Group had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 30 June 2013 and 31 December 2012, the Group’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

The Group

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Value-added tax	4,168	(16,494)
Consumption tax	10,769	16,572
Income tax	3,363	6,045
Special oil income levy	6,056	9,515
Resources tax	1,086	1,239
Other taxes	4,387	5,108
Total	29,829	21,985

26	OTHER PAYABLES

At 30 June 2013 and 31 December 2012, the Group’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2013 and 31 December 2012, the Group had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Long-term bank loans
– Renminbi loans	11,822	15,260
– Japanese Yen loans	65	76
– US Dollar loans	52	51
	11,939	15,387
Long-term other loans
– Renminbi loans	—	69
– US Dollar loans	—	10
	—	79
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	430	110
– US Dollar loans	299	178
	729	288
Long-term loans due within one year	12,668	15,754
Debentures payable due within one year	43,372	—
Non-current liabilities due within one year	56,040	15,754

At 30 June 2013 and 31 December 2012, the Group had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s long-term loans represent:

	Interest rate and final maturity	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest free to 6.40% per annum at 30 June 2013 with maturities through 2025	14,820	16,910
– Japanese Yen loans	Interest rate at 2.60% per annum at 30 June 2013 with maturities in 2023	641	785
– US Dollar loans	Interest rates ranging from interest free to 4.00% per annum at 30 June 2013 with maturities through 2031	956	353
Less: Current portion		(11,939)	(15,387)
Long-term bank loans		4,478	2,661
Long-term other loans
– Renminbi loans	—	—	68
– US Dollar loans	—	—	19
Less: Current portion		—	(79)
Long-term other loans		—	8
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 7.40% per annum at 30 June 2013 with maturities through 2020	37,385	37,700
– US Dollar loans	Interest rates at 2.43% per annum at 30 June 2013 with maturities in 2013	299	186
Less: Current portion		(729)	(288)
Long-term loans from Sinopec Group Company and fellow subsidiaries		36,955	37,598
Total		41,433	40,267
The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Between one and two years	1,466	1,520
Between two and five years	3,473	2,378
After five years	36,494	36,369
Total	41,433	40,267

At 30 June 2013, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

Lenders	Borrowing dates	Maturity dates	Currency	Interest rate	Remaining balance at 30 June 2013	Remaining balance at 31 December 2012
					RMB million	RMB million
Sinopec Group Company	18 October 2000	31 December 2020	RMB	Interest free	35,560	35,560
China Development Bank	20 January 2005	20 December 2013	RMB	5.90%	4,000	5,000
Bank of China	31 August 2010	30 August 2013	RMB	5.54%	1,995	1,996
Bank of China	19 November 2010	18 November 2013	RMB	5.54%	1,994	1,996
Industrial and Commercial Bank of China	21 September 2010	20 September 2013	RMB	5.54%	1,494	1,496

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

The Group

Short-term corporate bonds (i)	At 30 June 2013 RMB million 10,000	At 31 December 2012 RMB million 30,000
Debentures payable:
– Corporate Bonds (ii)	81,445	60,000
– 2007 Convertible Bonds (iii)	10,902	10,956
– Bonds with Warrants (iv)	28,970	28,327
– 2011 Convertible Bonds (v)	22,289	22,566
Less: Current portion	(43,372)	—
Total	100,234	121,849

Note:

(i)
The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 November 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.90% per annum.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

The Company redeemed some of the 2007 Convertible Bonds in 2011 at an early redemption amount of the principal amount of HKD 39 million.

During the six-month period ended 30 June 2013, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 8.10 per share as a result of cash dividends, bonus issues and transfer of capital reserve to share capital.

At 30 June 2013, the carrying amounts of liability and derivative components, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,869 million (2012: RMB 10,842 million) and RMB 33 million (2012: RMB 114 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2013.

At 30 June 2013 and 31 December 2012, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June 2013	At 31 December 2012
Stock price of H shares	HKD 5.46	HKD 8.78
Conversion price	HKD 8.10	HKD 10.60
Option adjusted spread	150 basis points	150 basis points
Average risk free rate	0.47%	0.39%
Average expected life	0.8 years	1.3 years

Any changes in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the derivative component from 31 December 2012 to 30 June 2013 resulted in an unrealised gain from changes in fair value of RMB 79 million (2012: an unrealised gain of RMB 26 million), which has been recorded as “gain from changes in fair value” in the income statement for the six-month period ended 30 June 2013.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. On 4 March 2010, Warrants of the bonds have already expired.

29	DEBENTURES PAYABLE (Continued)

Note: (Continued)

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

At 30 June 2013, the carrying amounts of the liability component and the derivative component were RMB 20,509 million (2012: RMB 20,104 million) and RMB 1,780 million (2012: RMB 2,462 million), respectively.

During the six-month period ended 30 June 2013, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 5.22 per share as a result of cash dividends, bonus issues and transfer of capital reserve to share capital.

During the six-month period ended 30 June 2013, RMB 541,000 of the 2011 Convertible Bonds were converted into 78,261 A shares of the Company.

At 30 June 2013 and 31 December 2012, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	At 30 June 2013	At 31 December 2012
Stock price of A shares	RMB 4.18	RMB 6.92
Conversion price	RMB 5.22	RMB 6.98
Credit spread	100 basis points	120 basis points
RMB onshore swap rate	3.80%	3.66%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2012 to 30 June 2013 resulted in an unrealised gain of RMB 682 million (2012: RMB 532 million), which has been recorded as “gain from changes in fair value” in the income statement for the six-month period ended 30 June 2013.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group RMB million
Balance at 1 January 2013	21,525
Provision for the period	1,440
Accretion expenses	369
Utilised for the period	(3)
Exchange adjustment	(16)
Balance at 30 June 2013	23,315

31	SHARE CAPITAL

The Group

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Registered, issued and fully paid:
91,051,839,372 domestic listed A shares (2012:70,039,798,886) of RMB 1.00 each	91,052	70,040
25,513,438,600 overseas listed H shares (2012:16,780,488,000) of RMB 1.00 each	25,513	16,780
Total	116,565	86,820

The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD 1.59 and USD 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the six-month period ended 30 June 2013, the Company issued 78,261 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserves for every 10 existing shares (Note 46).

All A shares and H shares rank pari passu in all material aspects.

32	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2013	30,574
Changes in fair value of cash flow hedge, net of deferred tax (Note 45)	82
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	890
Share of other comprehensive income in associates	(241)
Capitalisation	(8,967)
Right issue of H shares, net of issuance cost (Note 31)	16,561
Acquisition of minority interests of subsidiaries	(13)
Contributions by subsidiaries from non-controlling interests	618
Balance at 30 June 2013	39,504

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

Note:

(i)	The available-for-sale financial assets held by the Group are carried at fair value with any changes in fair value, net of deferred tax, recognised directly in capital reserve.

33	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2013	3,550
Provision for the period	2,458
Utilisation for the period	(1,385)
Balance at 30 June 2013	4,623

34	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve RMB million	Discretionary surplus reserve RMB million	Total RMB million
Balance at 1 January 2013	67,603	117,000	184,603
Appropriation	2,493	—	2,493
Balance at 30 June 2013	70,096	117,000	187,096

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

	(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

	(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

35	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,395,934	1,327,466	763,933	759,291
Income from other operations	19,310	20,606	19,661	19,497
Total	1,415,244	1,348,072	783,594	778,788
Operating cost	1,213,550	1,152,431	630,595	620,503

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 53.

For the six-month period ended 30 June 2013, revenue from sales to top five customers amounted to RMB 107,889 million (2012: RMB 147,200 million) which accounted for 8% (2012: 11%) of total operating income of the Group.

36	SALES TAXES AND SURCHARGES

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Consumption tax	66,004	64,020
Special oil income levy	12,938	16,472
City construction tax	6,459	5,892
Education surcharge	4,849	4,536
Resources tax	3,658	3,989
Other taxes	543	358
Total	94,451	95,267

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

37	FINANCIAL EXPENSES

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Interest expenses incurred	5,643	6,169
Less: Capitalised interest expenses	811	639
Net interest expenses	4,832	5,530
Accretion expenses (Note 30)	369	416
Interest income	(592)	(563)
Net foreign exchange (gain)/loss	(1,317)	150
Total	3,292	5,533

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2013 by the Group ranged from 0.9% to 6.2% (2012: 3.8% to 6.2%).

38	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

39	IMPAIRMENT LOSSES

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Receivables	(22)	(167)
Inventories	51	7,218
Fixed assets	44	—
Others	—	(3)
Total	73	7,048

40	GAIN FROM CHANGES IN FAIR VALUE

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Changes in fair value of financial assets and liabilities held for trading	(25)	9
Fair value gain on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	761	506
Unrealised losses from ineffective portion of cash flow hedges	—	(5)
Others	1	—
Total	737	510

41	INVESTMENT INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Income from investment accounted for under cost method	11	33	4,768	5,006
Income from investment accounted for under equity method	874	323	764	822
Investment income from disposal of long-term equity investments	4	—	—	—
Investment income from holding/disposal of available-for-sale financial assets	11	—	10	—
Investment loss from disposal of financial assets and liabilities held for trading	(39)	(306)	—	—
Gains from ineffective portion of cash flow hedges	23	155	—	—
Others	24	27	181	230
Total	908	232	5,723	6,058

42	NON-OPERATING INCOME

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Gain on disposal of non-current assets	61	581
Government grants	540	554
Others	556	227
Total	1,157	1,362

43	NON-OPERATING EXPENSES

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Loss on disposal of non-current assets	156	122
Fines, penalties and compensation	13	36
Donations	103	42
Others	606	387
Total	878	587

44	INCOME TAX EXPENSE

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Provision for income tax for the period	11,151	10,418
Deferred taxation	864	(1,554)
Under-provision for income tax in respect of preceding year	453	473
Total	12,468	9,337

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

The Group

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Profit before taxation	43,972	34,283
Expected income tax expense at a tax rate of 25%	10,993	8,571
Tax effect of non-deductible expenses	133	220
Tax effect of non-taxable income	(351)	(124)
Tax effect of preferential tax rate (Note)	(1,028)	(916)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,276	101
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(75)	(152)
Tax effect of unrecognised temporary differences	(2)	14
Tax effect of tax losses not recognised	296	538
Write-down of deferred tax assets	773	612
Adjustment for under-provision for income tax in respect of preceding years	453	473
Actual income tax expense	12,468	9,337

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

45	OTHER COMPREHENSIVE INCOME

The Group

	Six-month period ended 30 June 2013			Six-month period ended 30 June 2012
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(135)	22	(113)	804	(133)	671
Amounts transferred to initial carrying amount of hedged items	(39)	6	(33)	(235)	39	(196)
Reclassification adjustments for amounts transferred to the operating income/costs for the period	272	(44)	228	(568)	94	(474)
Net movement during the period recognised in other comprehensive income	98	(16)	82	1	—	1
Available-for-sale financial assets:
Changes in fair value recongnised during the period	1,188	(298)	890	1	—	1
Net movement during the period recognised in other comprehensive income	1,188	(298)	890	1	—	1
Share of other comprehensive income in associates	(241)	—	(241)	26	—	26
Translation difference in foreign currency statements	(388)	—	(388)	89	—	89
Other comprehensive income	657	(314)	343	117	—	117

46	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for six-month period ended 30 June 2013 of RMB 0.09 per share (2012: RMB 0.10 per share) totaling RMB 10,491million (2012: RMB 8,682 million).

	(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared (Note 31). Dividends paid in the six-month period ended 30 June 2013 were RMB 12,552 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

47	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

	The Group Six-month periods ended 30 June		The Company Six-month periods ended 30 June
	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million
Net profit	31,504	24,946	24,926	24,197
Add: Impairment losses on assets	73	7,048	(23)	5,967
Depreciation of fixed assets	36,254	33,589	28,525	27,174
Amortisation of intangible assets and long-term deferred expenses	2,715	945	2,316	748
Dry hole costs written off	3,335	2,942	3,335	2,942
Net loss/(gain) on disposal of non-current assets	95	(459)	66	(482)
Fair value gain	(737)	(510)	(778)	(568)
Financial expenses	3,292	5,533	3,962	4,898
Investment income	(908)	(232)	(5,723)	(6,058)
Decrease/(increase) in deferred tax assets	1,101	(1,769)	197	(908)
(Decrease)/increase in deferred tax liabilities	(237)	215	—	433
Decrease/(increase) in inventories	2,183	(11,031)	(1,128)	2,203
Safety fund reserve	1,106	1,108	753	881
(Increase)/decrease in operating receivables	(11,151)	(23,182)	(22,035)	11,940
(Decrease)/increase in operating payables	(35,722)	(18,589)	18,650	(23,816)
Net cash flow from operating activities	32,903	20,554	53,043	49,551

(b)	Net change in cash:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Cash balance at the end of the period	11,190	12,559	5,298	4,996
Less: Cash at the beginning of the period	10,456	24,647	5,467	20,852
Net increase/(decrease) of cash	734	(12,088)	(169)	(15,856)

(c)	The analysis of cash held by the Group and the Company is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	34	249	3	232
– Demand deposits	11,156	12,310	5,295	4,764
Cash at the end of the period	11,190	12,559	5,298	4,996

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 231,621 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly or indirectly holds 73.38% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
China Aviation Oil Supply Company Limited
Zhongtian Synergetic Energy Company Limited
Shanghai Chemical Industry Park Development
Shanghai Petroleum Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
Sinopec SABIC Tianjin Petrochemical Company Limited
State Power-Sinopec (Ningxia) Energy Chemical

Note: Sinopec Finance Company Limited is under common control of a parent company with the Company and is also the associate of the Group.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	Six-month periods ended 30 June
		2013	2012
		RMB million	RMB million
Sales of goods	(i)	155,431	169,491
Purchases	(ii)	75,026	73,797
Transportation and storage	(iii)	676	709
Exploration and development services	(iv)	17,536	16,600
Production related services	(v)	4,589	4,514
Ancillary and social services	(vi)	3,216	2,063
Operating lease charges	(vii)	5,520	3,685
Agency commission income	(viii)	63	78
Interest received	(ix)	73	58
Interest paid	(x)	726	563
Net deposits withdrawn from related parties	(ix)	2,271	3,298
Net loans obtained from related parties	(xi)	13,439	38,202

The amounts set out in the table above in respect of the six-month periods ended 30 June 2013 and 2012 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

As at 30 June 2013 and 31 December 2012, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, except for the disclosure set out in Note 52(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 52(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the six-month period ended 30 June 2013, which is based on monthly average balances, was RMB 91,240million (2012: RMB 76,556 million).

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2013. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			‧	the government-prescribed price;

			‧	where there is no government-prescribed price, the government guidance price;

			‧	where there is neither a government-prescribed price nor a government guidance price, the market price; or

			‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 10,800 million (2012: RMB 6,727 million) per annum. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 30 June 2013 and 31 December 2012 are as follows:

	The ultimate holding company		Other related companies
	At 30 June 2013	At 31 December 2012	At 30 June 2013	At 31 December 2012
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	1,741	4,012
Accounts receivable	12	18	16,319	18,765
Prepayments and other receivables	90	—	2,589	2,902
Other non-current assets	—	—	4,624	4,196
Accounts payable	—	—	12,443	11,093
Advances from customers	82	81	1,684	1,098
Other payables	861	21	7,324	10,095
Short-term loans	—	—	56,272	42,631
Long-term loans (including current portion) (Note)	—	—	37,684	37,886

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance Company Limited. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 20 and Note 28.

As at and for the six-month period ended 30 June 2013, and as at and for the year ended 31 December 2012, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB thousands	RMB thousands
Short-term employee benefits	5,530	5,071
Retirement scheme contributions	286	228
Total	5,816	5,299

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

	(a)	Oil and gas properties and reserves (Continued)

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial conditions of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

50	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2013. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital RMB million	Actual investment at 30 June 2013 RMB million	Percentage of equity interest /voting right held by the Group %	Minority interests at 30 June 2013 RMB million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	1,400	1,856	100.00	—
Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	1,700	1,700	100.00	—
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	13,203	15,904	100.00	—
Fujian Petrochemical Company Limited (Note)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	5,319	2,560	50.00	2,060
Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	7,200	7,258	55.56	7,668
Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	2,993
Sinopec Yizheng Chemical Fibre Company Limited (Note)	Production and sale of polyester chips and polyester fibres	4,000	3,509	42.00	4,674
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	3,000	4,585	100.00	—
Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	HKD 5,370	100.00	—
(b) Subsidiaries established by the Group:
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	830	498	60.00	444
BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	800	480	60.00	440
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	5,000	4,250	85.00	386
Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	1,840	1,012	55.00	1,534
Sinopec Chemical Sales Company Limited	Marketing of petrochemical products	1,000	1,165	100.00	—
Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	8,000	8,000	100.00	—
Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	2,200	2,771	100.00	—
(c) Subsidiaries acquired through business combination under common control:
Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	2,400	2,246	93.51	13
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	3,986	2,990	75.00	1,634
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	1,595	5,357	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note:
The Company consolidated the financial statements of the entity because the company controls the entity, decides the entity’s financial and operating policies, and has the authority to obtain benefits from its operating activities.

51	COMMITMENTS

Operating lease commitments

The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2013 and 31 December 2012, the future minimum lease payments of the Group under operating leases are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Within one year	15,567	15,844
Between one and two years	14,246	14,983
Between two and three years	14,173	14,844
Between three and four years	14,060	14,745
Between four and five years	13,795	14,598
After five years	320,933	326,234
Total	392,774	401,248

Capital commitments
At 30 June 2013 and 31 December 2012, the capital commitments of the Group are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Authorised and contracted for	135,653	202,745
Authorised but not contracted for	81,440	16,803
Total	217,093	219,548

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss.

Estimated future annual payments of the Group are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Within one year	345	325
Between one and two years	69	163
Between two and three years	28	28
Between three and four years	25	27
Between four and five years	22	24
After five years	897	699
Total	1,386	1,266

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

52	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2013 and 31 December 2012, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Jointly controlled entities	507	574
Associates	75	75
Others	5,448	5,496
Total	6,030	6,145

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2013 and 31 December 2012, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,267 million for the six-month period ended 30 June 2013 (2012: RMB 3,002 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

53	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i) Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments and deferred tax assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities and other non-current liabilities.

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	27,992	25,956
Inter-segment sales	81,651	90,728
	109,643	116,684
Refining
External sales	95,953	95,805
Inter-segment sales	545,502	540,088
	641,455	635,893
Marketing and distribution
External sales	724,184	701,769
Inter-segment sales	3,507	4,003
	727,691	705,772
Chemicals
External sales	180,264	173,576
Inter-segment sales	27,854	23,457
	208,118	197,033
Others
External sales	367,541	330,360
Inter-segment sales	313,914	323,343
	681,455	653,703
Elimination of inter-segment sales	(972,428)	(981,619)

Consolidated income from principal operations	1,395,934	1,327,466
Income from other operations
Exploration and production	7,599	9,433
Refining	2,791	2,680
Marketing and distribution	5,061	4,181
Chemicals	3,403	3,736
Others	456	576
Consolidated income from other operations	19,310	20,606

Consolidated operating income	1,415,244	1,348,072

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
Operating profit/(loss)
By segment
Exploration and production	30,588	40,279
Refining	(299)	(19,448)
Marketing and distribution	16,423	20,294
Chemicals	(497)	(2,003)
Others	(1,025)	(299)
Elimination	150	(524)
Total segment operating profit	45,340	38,299
Investment income/(loss)
Exploration and production	109	123
Refining	(263)	(736)
Marketing and distribution	228	600
Chemicals	286	(82)
Others	548	327
Total segment investment income	908	232
Financial expenses	(3,292)	(5,533)
Gain from changes in fair value	737	510
Operating profit	43,693	33,508
Add: Non-operating income	1,157	1,362
Less: Non-operating expenses	878	587
Profit before taxation	43,972	34,283

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Assets
Segment assets
Exploration and production	375,600	359,195
Refining	303,743	303,190
Marketing and distribution	266,107	259,223
Chemicals	146,545	143,660
Others	104,139	100,367
Total segment assets	1,196,134	1,165,635
Cash at bank and on hand	11,385	10,864
Long-term equity investments	56,138	52,061
Deferred tax assets	5,089	6,381
Other unallocated assets	5,487	3,581
Total assets	1,274,233	1,238,522
Liabilities
Segment liabilities
Exploration and production	77,163	81,038
Refining	51,080	56,257
Marketing and distribution	86,692	85,284
Chemicals	26,037	27,893
Others	115,796	139,661
Total segment liabilities	356,768	390,133
Short-term loans	101,507	70,228
Short-term debentures payable	10,000	30,000
Non-current liabilities due within one year	56,040	15,754
Long-term loans	41,433	40,267
Debentures payable	100,234	121,849
Deferred tax liabilities	7,069	7,294
Other non-current liabilities	4,387	3,811
Other unallocated liabilities	9,418	8,585
Total liabilities	686,856	687,921

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
Capital expenditure
Exploration and production	24,996	21,839
Refining	7,710	10,427
Marketing and distribution	11,612	12,390
Chemicals	5,283	6,341
Others	2,374	507
	51,975	51,504
Depreciation, depletion and amortisation
Exploration and production	21,186	19,328
Refining	6,661	6,062
Marketing and distribution	5,353	4,091
Chemicals	5,113	4,450
Others	656	603
	38,969	34,534
Impairment losses on long-lived assets
Refining	44	—
	44	—
(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
External sales
Mainland China	1,034,044	1,016,324
Others	381,200	331,748
	1,415,244	1,348,072

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Non-current assets
Mainland China	876,669	862,044
Others	21,857	22,123
	898,526	884,167

54	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, financial assets held for trading, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧ credit risk;

‧ liquidity risk;

‧ market risk; and

‧ equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2013, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 198,727 million (2012: RMB 197,696 million) on an unsecured basis, at a weighted average interest rate of 2.43% (2012: 2.20%). At 30 June 2013, the Group’s outstanding borrowings under these facilities were RMB 30,894 million (2012: RMB 12,815 million) and were included in loans.

54	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2013
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within one year or on demand RMB million	More than one year but less than two years RMB million	More than two years but less than five years RMB million	More than five years RMB million
Short-term loans	101,507	102,079	102,079	—	—	—
Non-current liabilities due within one year	56,040	57,924	57,924	—	—	—
Short-term debentures payable	10,000	10,050	10,050	—	—	—
Long-term loans	41,433	42,406	439	1,693	3,751	36,523
Debentures payable	100,234	122,264	3,338	14,381	71,270	33,275
Bills payable	5,700	5,700	5,700	—	—	—
Accounts payable	187,176	187,176	187,176	—	—	—
Other payables and employee benefits payable	57,735	57,735	57,735	—	—	—
Total	559,825	585,334	424,441	16,074	75,021	69,798

	At 31 December 2012
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within one year or on demand RMB million	More than one year but less than two years RMB million	More than two years but less than five years RMB million	More than five years RMB million
Short-term loans	70,228	70,555	70,555	—	—	—
Non-current liabilities due within one year	15,754	16,444	16,444	—	—	—
Short-term debentures payable	30,000	30,441	30,441	—	—	—
Long-term loans	40,267	40,950	223	1,699	2,628	36,400
Debentures payable	121,849	139,232	3,135	45,661	72,040	18,396
Bills payable	6,656	6,656	6,656	—	—	—
Accounts payable	215,628	215,628	215,628	—	—	—
Other payables and employee benefits payable	63,559	63,559	63,559	—	—	—
Total	563,941	583,465	406,641	47,360	74,668	54,796

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

54	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a) Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and convertible bonds denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June 2013 million	At 31 December 2012 million
Gross exposure arising from loans and borrowings
US Dollars	USD 4,441	USD 2,405
Japanese Yen	JPY 10,232	JPY 10,753
Hong Kong Dollars	HKD 11,661	HKD 13,511

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2013 and 31 December 2012 would have increased net profit and retained earnings of the Group by the amounts shown below for the six-month period ended 30 June 2013 and year ended 31 December 2012, respectively. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

The Group

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
US Dollars	1,029	567
Japanese Yen	24	29
Hong Kong Dollars	348	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 30 June 2013 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period and retained earnings by approximately RMB 717 million (2012: RMB 577 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2012.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 30 June 2013, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 30 June 2013, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 3,391 million (2012: RMB 1,006 million) recognised in other receivables and derivative financial liabilities of RMB 3,299 million (2012: RMB 1,032 million) recognised in other payables.

At 30 June 2013, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 123 million (2012: increase/decrease RMB 221 million), and increase/decrease the Group’s capital reserve by approximately RMB 36 million (2012: increase/decrease RMB 152 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2012.

54	FINANCIAL INSTRUMENTS (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 30 June 2013, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(iii) and (v) respectively.

As at 30 June 2013, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 1,167 million (2012: RMB 2,007 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 719 million (2012: RMB 1,448 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2012.

Fair values

(i) Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

▪ Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

▪
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

▪ Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2013

The Group

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Available-for-sale financial assets:
– Listed	1,406	—	—	1,406
Derivative financial instruments:
– Derivative financial assets	585	3,332	—	3,917
	1,991	3,332	—	5,323
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible Bonds	—	1,813	—	1,813
– Other derivative financial liabilities	794	3,299	—	4,093
	794	5,112	—	5,906

54	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i) Financial instruments carried at fair value (Continued)

At 31 December 2012

The Group

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Available-for-sale financial assets:
– Listed	83	—	—	83
Derivative financial instruments:
– Derivative financial assets	82	1,111	—	1,193
	165	1,111	—	1,276
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	2,576	—	2,576
– Other derivative financial liabilities	92	1,016	—	1,108
	92	3,592	—	3,684

During the period, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 0.42% to 6.55% (2012: 4.89% to 6.55%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2013 and 31 December 2012:

	At 30 June 2013 RMB million	At 31 December 2012 RMB million
Carrying amount	158,210	137,408
Fair value	157,000	131,391

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2013 and 31 December 2012.

55	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2013	2012
Net profit attributable of equity shareholders of the Company (RMB million)	29,417	23,697
Weighted average number of outstanding ordinary shares of the Company (million)	115,640	112,841
Basic earnings per share (RMB/share)	0.254	0.210

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended 30 June
	2013	2012
Weighted average number of outstanding ordinary shares of the Company at January before retrospective adjustment (million)	86,820	86,702
Weighted average number of outstanding ordinary shares of the Company at January after retrospective adjustment (million)	112,866	112,713
Effect of the bonus shares issuance and capital reserve converted into share capital on the H shares issuance	2,774	—
Conversion of the 2011 Convertible Bonds (million)	—	128
Weighted average number of outstanding ordinary shares of the Company (million)	115,640	112,841

The weighted average number of shares for the six-month period ended 30 June 2012 has been retrospectively adjusted as a result of bonus shares issuance and capital reserve converted into share capital during the period (Note 31) and the basic earnings and diluted earnings per share have been adjusted retrospectively.

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2013	2012
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	28,987	23,925
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,322	118,252
Diluted earnings per share (RMB/share)	0.239	0.202

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2013	2012
The weighted average number of the ordinary shares issued at 30 June (million)	115,640	112,841
Effect of the convertible bonds (million)	5,682	5,411
Weighted average number of the ordinary shares issued at 30 June (diluted) (million)	121,322	118,252

56	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	Six-month period ended 30 June 2013			Six-month period ended 30 June 2012
	Weighted average return on net assets (%)	Basic earnings per share (RMB/Share)	Diluted earnings per share (RMB/Share)	Weighted average return on net assets (%)	Basic earnings per share (RMB/Share)	Diluted earnings per share (RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	5.49	0.254	0.239	4.89	0.210	0.202
Net profit deducted extraordinary gain and loss attributable to the Company’s ordinary equity shareholders	5.45	0.252	0.237	4.80	0.206	0.199

57	EVENTS AFTER THE REPORTING PERIOD

At the separate A shareholders class meetings of Sinopec Yizheng Chemical FibreCompany Limited and Sinopec Shanghai Petrochemical Company Limited (“the companies”) held on 8 July 2013, the A shares reform scheme (“Reform Scheme”) for both companies were approved. Pursuant to the Reform Scheme, as consideration for obtaining the right for non-tradable Ashares of the companies to be tradable on the stock market, holders of the non-tradable A shares will transfer five non-tradable A shares to shareholders of the tradable A shares for every 10 tradable shares held at the implementation date of the Reform Scheme and as registered with the Depository Trusand Clearing Corporation on that date. After the completion of the Reform Scheme, all A shares of the companies will be tradable.

58	COMPARATIVE FIGURES

Certain comparative figures have been reclassified, as necessary, in order to conform to the current period’s presentation.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

We have audited the consolidated interim financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 96 to 142, which comprise the consolidated balance sheet as at 30 June 2013, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated interim financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as the directors determine is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated interim financial statements give a true and fair view of the financial position of the Group as at 30 June 2013, and of the Group’s financial performance and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2013

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2013
(Amounts in million, except per share data)

	Note	Six-month periods ended 30 June
		2013 RMB	2012 RMB
Turnover and other operating revenues
Turnover	3	1,395,934	1,327,466
Other operating revenues	4	19,310	20,606
		1,415,244	1,348,072
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,170,856)	(1,119,324)
Selling, general and administrative expenses	5	(31,991)	(28,641)
Depreciation, depletion and amortisation		(38,969)	(34,534)
Exploration expenses, including dry holes		(7,644)	(6,882)
Personnel expenses	6	(24,843)	(24,020)
Taxes other than income tax	7	(94,451)	(95,267)
Other operating income, net	8	251	679
Total operating expenses		(1,368,503)	(1,307,989)
Operating profit		46,741	40,083
Finance costs
Interest expense	9	(5,201)	(5,946)
Interest income		592	563
Unrealised gain on embedded derivative component of the convertible bonds	26(c) and (e)	761	506
Foreign currency exchange gains/(losses), net		1,317	(150)
Net finance costs		(2,531)	(5,027)
Investment income		50	63
Share of profits from associates and joint ventures		874	323
Profit before taxation		45,134	35,442
Tax expense	10	(12,727)	(9,643)
Profit for the period		32,407	25,799
Attributable to:
Owners of the Company		30,281	24,503
Non-controlling interests		2,126	1,296
Profit for the period		32,407	25,799
Earnings per share:	13
Basic		0.262	0.217
Diluted		0.246	0.209

The notes on pages 103 to 142 form part of these interim financial statements. Details of dividends payable to owners of the Company attributable to the profit for the period are set out in Note 11.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2013
(Amounts in million)

	Note	Six-month periods ended 30 June
		2013 RMB	2012 RMB
Profit for the period		32,407	25,799
Other comprehensive income:	12
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		82	1
Available-for-sale securities		890	1
Share of other comprehensive income of associates		(241)	26
Foreign currency translation differences		(388)	89
Total items that may be reclassified subsequently to profit or loss		343	117
Total comprehensive income		343	117
Total comprehensive income for the period		32,750	25,916
Attributable to:
Owners of the Company		30,725	24,590
Non-controlling interests		2,025	1,326
Total comprehensive income for the period		32,750	25,916

The notes on pages 103 to 142 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
As at 30 June 2013
(Amounts in million)

	Note	30 June 2013 RMB	31 December 2012 RMB
Non-current assets
Property, plant and equipment, net	14	597,745	588,969
Construction in progress	15	166,956	168,977
Goodwill	16	6,257	6,257
Interest in associates	17	28,275	28,812
Interest in joint ventures	18	26,166	21,388
Investments	19	3,105	2,001
Deferred tax assets	25	4,544	5,539
Lease prepayments	20	37,953	36,240
Long-term prepayments and other assets	21	37,557	34,746
Total non-current assets		908,558	892,929
Current assets
Cash and cash equivalents		11,190	10,456
Time deposits with financial institutions		195	408
Trade accounts receivable	22	87,386	81,395
Bills receivable	22	19,008	20,045
Inventories	23	216,028	218,262
Prepaid expenses and other current assets	24	31,323	34,449
Total current assets		365,130	365,015
Current liabilities
Short-term debts	26	110,546	73,063
Loans from Sinopec Group Company and fellow subsidiaries	26	57,001	42,919
Trade accounts payable	27	187,176	215,628
Bills payable	27	5,700	6,656
Accrued expenses and other payables	28	146,568	169,062
Income tax payable		3,363	6,045
Total current liabilities		510,354	513,373
Net current liabilities		(145,224)	(148,358)
Total assets less current liabilities		763,334	744,571
Non-current liabilities
Long-term debts	26	104,712	124,518
Loans from Sinopec Group Company and fellow subsidiaries	26	36,955	37,598
Deferred tax liabilities	25	7,625	7,294
Provisions	29	23,379	21,591
Other long-term liabilities		6,054	5,534
Total non-current liabilities		178,725	196,535
		584,609	548,036
Equity
Share capital	30	116,565	86,820
Reserves		427,152	424,094
Total equity attributable to owners of the Company		543,717	510,914
Non-controlling interests		40,892	37,122
Total equity		584,609	548,036

Approved and authorised for issue by the board of directors on 23 August 2013.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 103 to 142 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2013
(Amounts in million)

	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to equity shareholders of the Company RMB	Non controlling interests RMB	Total equity RMB
Balance at 1 January 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Profit for the period	—	—	—	—	—	—	24,503	24,503	1,296	25,799
Other comprehensive income (Note 12)	—	—	—	—	—	87	—	87	30	117
Total comprehensive income for the period	—	—	—	—	—	87	24,503	24,590	1,326	25,916
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 30)	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011 (Note 11)	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Appropriation (Note (a))	—	—	—	2,420	—	—	(2,420)	—	—	—
Rights issue of shares by a subsidiary, net of issuance costs	—	(18)	—	—	—	—	—	(18)	781	763
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(720)	(720)
Total contributions by and distributions to owners	118	(18)	799	2,420	—	—	(19,784)	(16,465)	61	(16,404)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(55)	—	—	—	—	—	(55)	(16)	(71)
Total transactions with owners	118	(73)	799	2,420	—	—	(19,784)	(16,520)	45	(16,475)
Others (Note f)	—	—	—	—	—	1,067	(1,067)	—	—	—
Balance at 30 June 2012	86,820	(33,281)	25,752	63,683	117,000	4,089	216,335	480,398	36,387	516,785

The notes on pages 103 to 142 form part of these interim financial statements.

	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to equity shareholders of the Company RMB	Non controlling interests RMB	Total equity RMB
Balance at 1 January 2013	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Profit for the period	—	—	—	—	—	—	30,281	30,281	2,126	32,407
Other comprehensive income (Note 12)	—	—	—	—	—	444	—	444	(101)	343
Total comprehensive income for the period	—	—	—	—	—	444	30,281	30,725	2,025	32,750
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2012 (Note 11)	—	—	—	—	—	—	(17,933)	(17,933)	—	(17,933)
Appropriation (Note (a))	—	—	—	2,493	—	—	(2,493)	—	—	—
Rights issue of H shares, net of issuance costs (Note 30)	2,845	—	16,561	—	—	—	—	19,406	—	19,406
Contributions to subsidiaries from non-controlling interests	—	618	—	—	—	—	—	618	2,235	2,853
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(463)	(463)
Total contributions by and distributions to owners	2,845	618	16,561	2,493	—	—	(20,426)	2,091	1,772	3,863
Bonus issues (Note 30)	17,933	—	—	—	—	—	(17,933)	—	—	—
Capitalisation (Note 30)	8,967	—	(8,967)	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(13)	—	—	—	—	—	(13)	(27)	(40)
Total transactions with owners	29,745	605	7,594	2,493	—	—	(38,359)	2,078	1,745	3,823
Others (Note (f))	—	—	—	—	—	1,073	(1,073)	—	—	—
Balance at 30 June 2013	116,565	(32,702)	33,346	70,096	117,000	4,822	234,590	543,717	40,892	584,609

Note:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the six-month period ended 30 June 2013, the Company transferred RMB 2,493 million (2012: RMB 2,420 million), being 10% of the current period’s net profit determined in accordance with the accounting policies complying with ASBE to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. At 30 June 2013, the amount of retained earnings available for distribution was RMB 146,928 million (2012: RMB 152,912 million), being the amount determined in accordance with the accounting policies complying with IFRS. Interim dividend for the six-month period ended 30 June 2013 of RMB 10,491 million (2012: RMB 8,682 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the six-month period ended 30 June 2013, the Group transferred RMB 1,073 million (2012: RMB 1,067 million) from retained earnings to other reserves for the safety production fund.

The notes on pages 103 to 142 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2013
(Amounts in million)

	Note	Six-month periods ended 30 June
		2013 RMB	2012 RMB
Net cash generated from operating activities	(a)	32,903	20,322
Investing activities
Capital expenditure		(58,941)	(72,042)
Exploratory wells expenditure		(3,929)	(4,852)
Purchase of investments, investments in associates and investments in joint ventures		(6,450)	(4,825)
Proceeds from disposal of investments and investments in associates		156	1,315
Proceeds from disposal of property, plant, equipment and other non-current assets		902	166
Decrease/ (increase) in time deposits with maturities over three months		213	(851)
Interest received		592	563
Investment and dividend income received		447	1,250
(Purchase) / disposal of derivative financial instruments, net		(12)	(383)
Net cash used in investing activities		(67,022)	(79,659)
Financing activities
Proceeds from bank and other loans		550,958	438,230
Repayments of bank and other loans		(519,985)	(369,421)
Proceeds from issuing shares		19,406	—
Contributions to subsidiaries from non-controlling interests		2,853	936
Dividends paid by the Company		(12,552)	(17,010)
Distributions by subsidiaries to non-controlling interests		(785)	(507)
Interest paid		(5,219)	(4,915)
Acquisitions of non-controlling interests of subsidiaries		(22)	(71)
Net cash generated from financing activities		34,654	47,242
Net increase/ (decrease) in cash and cash equivalents		535	(12,095)
Cash and cash equivalents at 1 January		10,456	24,647
Effect of foreign currency exchange rate changes		199	7
Cash and cash equivalents at 30 June		11,190	12,559

The notes on pages 103 to 142 form part of these interim financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2013
(Amounts in million)

(A)	Reconciliation of Profit before Taxation to Net Cash Generated from Operating Activities

	Six-month periods ended 30 June
	2013	2012
	RMB	RMB
Operating activities
Profit before taxation	45,134	35,442
Adjustments for:
Depreciation, depletion and amortisation	38,969	34,534
Dry hole costs written off	3,335	2,942
Share of profits from associates and joint ventures	(874)	(323)
Investment income	(50)	(63)
Interest income	(592)	(563)
Interest expense	5,201	5,946
(Gain)/Loss on foreign currency exchange rate changes and derivative financial instruments	(1,276)	212
Loss/(gain) on disposal of property, plant, equipment and other non-currents assets, net	95	(459)
Impairment losses on assets	73	—
Unrealised gain on embedded derivative component of the convertible bonds, net	(761)	(506)
	89,254	77,162
Accounts receivable and other current assets	(11,151)	(22,370)
Decrease/(increase) inventories	2,183	(3,813)
Accounts payable and other current liabilities	(33,097)	(18,527)
	47,189	32,452
Income tax paid	(14,286)	(12,130)
Net cash generated from operating activities	32,903	20,322

The notes on pages 103 to 142 form part of these interim financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2013

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company’’) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group’’), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC’’). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (‘‘Sinopec Group Company’’), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying interim financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2013 or later periods and have been adopted by the Group in current accounting period:

IFRS 10, ‘Consolidated financial statements’. Under IFRS 10, subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

IFRS 11, ‘Joint arrangements’. Under IFRS 11 Investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement.

IFRS 12, ‘Disclosure of interests in other entities’, IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and unconsolidated structured entities.

IFRS 13, ‘Fair value measurement’. IFRS 13 measurement and disclosure requirements are applicable for the December 2013 year end.

There have been no significant changes to the accounting policies applied in these interim financial statements for the periods presented as a result of these developments.

The accompanying interim financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 37.

Certain comparative figures have been reclassified, as necessary, in order to conform to the current period’s presentation.

2	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

		(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a)(ii)).

		(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a)(ii)).

		(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

		Buildings	12 to 50 years
		Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

	(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Oil and gas properties (Continued)

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Hedging (Continued)

		(i)	Cash flow hedges (Continued)

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

		(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement. In this period no hedge of net investment in foreign operations was hold by the Group.

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

		(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, which in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,858 million for the six-month period ended 30 June 2013 (2012: RMB 1,819 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 33.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

4	OTHER OPERATING REVENUES

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Sale of materials, service and others	19,034	20,360
Rental income	276	246
	19,310	20,606

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Operating lease charges	7,127	5,808
Impairment losses:
– trade accounts receivable	5	2
– other receivables	6	11

6	PERSONNEL EXPENSES

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Salaries, wages and other benefits	21,226	20,827
Contributions to retirement schemes (Note 33)	3,617	3,193
	24,843	24,020

7	TAXES OTHER THAN INCOME TAX

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Consumption tax (i)	66,004	64,020
Special oil income levy (ii)	12,938	16,472
City construction tax (iii)	6,459	5,892
Education surcharge	4,849	4,536
Resources tax	3,658	3,989
Other	543	358
	94,451	95,267

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Before 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. Effective from 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING INCOME, NET

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Government grant	596	605
(Loss)/gain on disposal of property, plant, equipment and other non-currents assets, net	(95)	459
Ineffective portion of change in fair value of cash flow hedges	23	150
Net realised and unrealised losses on derivative financial instruments not qualified as hedging	(64)	(297)
Donations	(103)	(42)
Fines, penalties and compensations	(13)	(36)
Impairment losses on long-lived assets	(44)	—
Others	(49)	(160)
	251	679

9	INTEREST EXPENSE

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Interest expense incurred	5,643	6,169
Less: Interest expense capitalised*	(811)	(639)
	4,832	5,530
Accretion expenses (Note 29)	369	416
Interest expense	5,201	5,946
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	0.9% to 6.2%	3.8% to 6.2%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Current tax
– Provision for the period	11,151	10,418
– Adjustment of prior years	453	473
Deferred taxation (Note 25)	1,123	(1,248)
	12,727	9,643

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Profit before taxation	45,134	35,442
Expected PRC income tax expense at a statutory tax rate of 25%	11,284	8,861
Tax effect of non-deductible expenses	133	220
Tax effect of non-taxable income	(365)	(137)
Tax effect of preferential tax rate (Note)	(1,028)	(916)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,276	101
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(95)	(109)
Tax effect of tax losses not recognised	296	538
Write-down of deferred tax assets	773	612
Adjustment of prior years	453	473
Actual income tax expense	12,727	9,643

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIVIDENDS

Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Interim dividends declared after the balance sheet date of RMB 0.09 per share (2012: RMB 0.10 per share)	10,491	8,682

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for the year ending 31 December 2013 of RMB 0.09 (2012: RMB 0.10) per share totaling RMB 10,491 million (2012: RMB 8,682 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.20 per share (2012: RMB 0.20 per share)	17,933	17,364

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share, and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared (Note 30). Dividends paid in the six-month period ended 30 June 2013 RMB 12,552 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

12	OTHER COMPREHENSIVE INCOME

	Six-month period ended 30 June 2013			Six-month period ended 30 June 2012
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the period	(135)	22	(113)	804	(133)	671
Amounts transferred to initial carrying amount of hedged items	(39)	6	(33)	(235)	39	(196)
Reclassification adjustments for amounts transferred to the consolidated income statement	272	(44)	228	(568)	94	(474)
Net movement during the period recognised in other comprehensive income	98	(16)	82	1	—	1
Available-for-sale securities:
Changes in fair value recongnised during the period	1,188	(298)	890	1	—	1
Net movement during the period recognised in other comprehensive income	1,188	(298)	890	1	—	1
Share of other comprehensive income of associates	(241)	—	(241)	26	—	26
Foreign currency translation differences	(388)	—	(388)	89	—	89
Other comprehensive income	657	(314)	343	117	—	117

13	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to ordinary owners of the Company of RMB 30,281 million (2012: RMB 24,503 million) and the weighted average number of shares of 115,639,886,505 (2012: 112,840,871,514) during the period. The weighted average number of shares for the six-month period ended 30 June 2012 has been retrospectively adjusted as a result of bonus shares issuance and capitalisation during the period (Note 30) and the basic earnings and diluted earnings per share has been adjusted retrospectively.

The calculation of diluted earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to ordinary owners of the Company of RMB 29,851 million (2012: RMB 24,731 million) and the weighted average number of shares of 121,321,406,189 (2012: 118,252,214,431) calculated as follows:

	(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2013 RMB million	2012 RMB million
Profit attributable to ordinary owners of the Company	30,281	24,503
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	141	608
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(571)	(380)
Profit attributable to ordinary owners of the Company (diluted)	29,851	24,731

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2013	2012
	Number of shares	Number of shares
Weighted average number of shares at 30 June	115,639,886,505	112,840,871,514
Effect of conversion of the 2007 Convertible Bonds	1,439,688,889	1,413,144,699
Effect of conversion of the 2011 Convertible Bonds	4,241,830,795	3,998,198,218
Weighted average number of shares (diluted) at 30 June	121,321,406,189	118,252,214,431

14	PROPERTY, PLANT AND EQUIPMENT

By asset class

	Plants and buildings RMB million	Oil and gas, properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2012	68,476	469,178	611,005	1,148,659
Additions	12	533	170	715
Transferred from construction in progress	802	10,871	10,030	21,703
Reclassification	13,987	(65,494)	51,507	—
Exchange adjustments	7	108	9	124
Contributed to a joint venture	—	—	(271)	(271)
Reclassification to lease prepayments and other long-term assets	(1,708)	—	(7,327)	(9,035)
Disposals	(93)	—	(2,328)	(2,421)
Balance at 30 June 2012	81,483	415,196	662,795	1,159,474
Balance at 1 January 2013	86,215	451,288	693,583	1,231,086
Additions	92	1,440	110	1,642
Transferred from construction in progress	1,123	20,414	23,153	44,690
Reclassification	380	7	(387)	—
Exchange adjustments	(29)	(525)	(39)	(593)
Contributed to a joint venture	(1)	—	(45)	(46)
Reclassification to lease prepayments and other long-term assets	(78)	—	(683)	(761)
Disposals	(157)	—	(1,918)	(2,075)
Balance at 30 June 2013	87,545	472,624	713,774	1,273,943
Accumulated depreciation:
Balance at 1 January 2012	35,088	237,592	310,043	582,723
Depreciation charge for the period	1,348	14,840	17,401	33,589
Reclassification	(3,289)	(16,641)	19,930	—
Exchange adjustments	1	49	5	55
Contributed to a joint venture	—	—	(219)	(219)
Reclassification to lease prepayments and other long-term assets	(155)	—	(1,957)	(2,112)
Written back on disposals	(54)	—	(2,179)	(2,233)
Balance at 30 June 2012	32,939	235,840	343,024	611,803
Balance at 1 January 2013	34,490	252,214	355,413	642,117
Depreciation charge for the period	1,492	16,377	18,385	36,254
Impairment losses for the period	1	—	43	44
Reclassification	95	5	(100)	—
Exchange adjustments	(10)	(277)	(16)	(303)
Contributed to a joint venture	—	—	(32)	(32)
Reclassification to lease prepayments and other long-term assets	(6)	—	(88)	(94)
Written back on disposals	(119)	—	(1,669)	(1,788)
Balance at 30 June 2013	35,943	268,319	371,936	676,198
Net book value:
Balance at 1 January 2012	33,388	231,586	300,962	565,936
Balance at 30 June 2012	48,544	179,356	319,771	547,671
Balance at 1 January 2013	51,725	199,074	338,170	588,969
Balance at 30 June 2013	51,602	204,305	341,838	597,745

The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2013 included RMB 1,440 million (2012: RMB 517 million) of the estimated dismantlement costs for oil and gas properties (Note 29).

15	CONSTRUCTION IN PROGRESS

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Balance at 1 January	168,977	111,311
Additions	50,030	55,114
Dry hole costs written off	(3,335)	(2,942)
Transferred to property, plant and equipment	(44,690)	(21,703)
Exchange adjustments	(20)	3
Reclassification to lease prepayments and other assets	(4,006)	(1,828)
Balance at 30 June	166,956	139,955

As at 30 June 2013, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 16,380 million (2012: RMB 14,461 million). The geological and geophysical costs paid during the six-month period ended 30 June 2013 were RMB 4,265 million (2012: RMB 3,251 million).

16	GOODWILL

	30 June	31 December
	2013	2012
	RMB million	RMB million
Cost	13,914	13,914
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,257	6,257

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	204	204
	6,257	6,257

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.3% to 12.4% (2012: 11.5% to 12.5%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions could cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	29.00	Marketing and distribution of refined petroleum products	Equity method
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Manufacturing of coal-chemical products	Equity method
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	Equity method
Shanghai Petroleum Company Limited (“Shanghai Petroleum”)	30.00	Exploration and production of crude oil and natural gas	Equity method

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amounts:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	30 June 2013 RMB million	31 December 2012 RMB million	30 June 2013 RMB million	31 December 2012 RMB million	30 June 2013 RMB million	31 December 2012 RMB million	30 June 2013 RMB million	31 December 2012 RMB million	30 June 2013 RMB million	31 December 2012 RMB million
Current assets	101,873	105,911	15,734	13,942	2,789	2,140	3,296	3,360	2,535	2,682
Non-current assets	17,910	18,633	4,597	4,674	6,227	5,871	3,104	3,042	1,160	1,234
Current liabilities	(100,552)	(105,290)	(12,004)	(10,875)	(219)	(215)	(1,217)	(1,172)	(146)	(136)
Non-current liabilities	(3,309)	(3,471)	(285)	(282)	—	—	(1,321)	(1,408)	(381)	(374)
Net assets	15,922	15,783	8,042	7,459	8,797	7,796	3,862	3,822	3,168	3,406
Net assets attributable to non-controlling interests	—	—	721	838	—	—	—	—	—	—
Net assets attributable to owners of the Company	15,922	15,783	7,321	6,621	8,797	7,796	3,862	3,822	3,168	3,406
Share of net assets from associates	7,802	7,734	2,123	1,920	3,409	3,021	1,153	1,137	950	1,022

Summarised statement of comprehensive income

Six-month periods ended 30 June	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy*		Shanghai Chemical		Shanghai Petroleum
	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million
Turnover	1,514	1,707	52,915	49,510	—	—	1	3	320	587
Profits/(losses) for the periods	631	860	805	1,079	—	(26)	42	61	(37)	131
Other comprehensive income/(losses)	(491)	55	—	—	—	—	—	—	—	—
Total comprehensive income/(losses)	140	915	805	1,079	—	(26)	42	61	(37)	131

*	Zhongtian Synergetic Energy was under construction during the period ended 30 June 2013.

The share of profit and other comprehensive income for the six-month period ended 30 June 2013 in all individually immaterial associates accounted for using equity method in aggregate was RMB 369 million (2012: RMB 576 million) and nil (2012: nil) respectively.

18	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures, all of which are incorporated and operating their business principally in the PRC, are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	50.00	Manufacturing and distribution of petrochemical products	Equity method
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method
Fujian Refining and Petrochemical Company Limited (“Fujian Refining and Petrochemical”)	50.00	Manufacturing and distribution of petrochemical products	Equity method
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	50.00	Manufacturing and distribution of petrochemical products	Equity method
State Power-Sinopec (Ningxia) Energy Chemical Company Limited (“Ningxia Energy Chemical”)	50.00	Manufacturing and distribution of coal-chemical products	Equity method

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amounts:

	Shanghai Secco		BASF-YPC		Fujian Refining and Petrochemical		Sinopec SABIC Tianjin		Ningxia Energy Chemical
	30 June 2013	31 December 2012	30 June 2013	31 December 2012	30 June 2013	31 December 2012	30 June 2013	31 December 2012	30 June 2013	31 December 2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	832	669	569	488	1,550	3,339	1,321	1,522	20	1,518
Other current assets	4,158	3,542	6,652	6,531	12,567	12,273	3,838	4,289	124	89
Total current assets	4,990	4,211	7,221	7,019	14,117	15,612	5,159	5,811	144	1,607
Non-current assets	9,429	10,080	18,174	18,470	27,443	27,612	16,311	16,934	13,501	10,228
Current liabilities
Current financial liabilities (Note (a))	(1,883)	(2,184)	(2,893)	(2,320)	(4,169)	(1,749)	(1,456)	(1,604)	(441)	(244)
Other current liabilities	(1,804)	(1,770)	(2,074)	(1,985)	(7,959)	(11,642)	(3,118)	(3,955)	(1,591)	(2,720)
Total current liabilities	(3,687)	(3,954)	(4,967)	(4,305)	(12,128)	(13,391)	(4,574)	(5,559)	(2,032)	(2,964)
Non-current liabilities
Non-current financial liabilities	(3,603)	(3,066)	(4,924)	(6,112)	(21,664)	(22,365)	(10,253)	(10,481)	(6,721)	(4,923)
Other non-current liabilities	—	—	(2)	(2)	(313)	(327)	(2)	(2)	(8)	(8)
Total non-current liabilities	(3,603)	(3,066)	(4,926)	(6,114)	(21,977)	(22,692)	(10,255)	(10,483)	(6,729)	(4,931)
Net assets	7,129	7,271	15,502	15,070	7,455	7,141	6,641	6,703	4,884	3,940
Share of net assets from joint ventures	3,565	3,636	6,201	6,028	3,728	3,571	3,321	3,352	2,442	1,500
Other (Note (b))	—	—	—	—	—	—	(1,313)	(1,386)	—	—
Carrying Amounts	3,565	3,636	6,201	6,028	3,728	3,571	2,008	1,966	2,442	1,500

Note:

(a)	Excluding trade accounts payable.

(b)	“Others” is the eliminations of transactions between the Group and the joint venture.

Summarised statement of comprehensive income

Six-month periods ended 30 June	Shanghai Secco		BASF-YPC		Fujian Refining and Petrochemical		Sinopec SABIC Tianjin		Ningxia Energy Chemical*
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	14,342	13,514	11,868	11,189	33,053	33,532	13,119	13,774	—	—
Depreciation, depletion and amortisation	(739)	(732)	(949)	(976)	(1,018)	(1,016)	(661)	(715)	—	—
Interest income	6	6	9	16	10	15	5	9	—	—
Interest expense	(92)	(126)	(172)	(187)	(270)	(870)	(343)	(366)	—	—
Profits/ (losses) before taxation	(141)	(258)	591	147	(411)	(2,173)	(74)	(210)	—	—
Tax expense	—	—	(157)	(33)	125	217	—	52	—	—
Profits/ (losses) for the periods	(141)	(258)	434	114	(286)	(1,956)	(74)	(158)	—	—
Total comprehensive income/ (losses)	(141)	(258)	434	114	(286)	(1,956)	(74)	(158)	—	—
Dividends received from joint venture	—	—	—	1,061	—	—	—	—	—	—

*	Ningxia Energy Chemical was under construction before the period ended 30 June 2013.

The share of profit and other comprehensive income for the six-month period ended 30 June 2013 in all individually immaterial joint ventures accounted for using equity method in aggregate was a loss of RMB 11 million (2012: profit of RMB 24 million) and nil (2012: nil) respectively.

19	INVESTMENTS

	30 June	31 December
	2013	2012
	RMB million	RMB million
Available-for-sale financial assets
– Equity securities, listed and at quoted market price	1,406	83
Investments in equity securities, unlisted and at cost	1,830	2,084
	3,236	2,167
Less: Impairment losses for investments	(131)	(166)
	3,105	2,001

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

20	LEASE PREPAYMENTS

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Cost:
Balance at 1 January	43,002	29,815
Additions	140	218
Transferred from construction in progress	1,970	952
Transferred from other long-term assets	293	8,197
Exchange adjustments	(54)	—
Reclassification to other assets	(5)	(50)
Disposals	(12)	(4)
Balance at 30 June	45,334	39,128
Accumulated amortisation:
Balance at 1 January	6,762	3,706
Amortisation charge for the period	602	424
Transferred from other long-term assets	37	1,902
Exchange adjustments	(12)	—
Reclassification to other assets	—	(5)
Written back on disposals	(8)	(1)
Balance at 30 June	7,381	6,026
Net book value:	37,953	33,102
21	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, catalysts, operating rights of service stations.

22	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	30 June 2013 RMB million	31 December 2012 RMB million
Amounts due from third parties	71,750	63,311
Amounts due from Sinopec Group Company and fellow subsidiaries	7,042	7,207
Amounts due from associates and joint ventures	9,289	11,576
	88,081	82,094
Less: Impairment losses for bad and doubtful debts	(695)	(699)
Trade accounts receivable, net	87,386	81,395
Bills receivable	19,008	20,045
	106,394	101,440

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June 2013 RMB million	31 December 2012 RMB million
Within one year	106,259	101,295
Between one and two years	109	85
Between two and three years	21	52
Over three years	5	8
	106,394	101,440

Impairment losses for bad and doubtful debts are analysed as follows:

	2013 RMB million	2012 RMB million
Balance at 1 January	699	1,012
Impairment losses recognised for the period	5	2
Reversal of impairment losses	(6)	(119)
Written off	(4)	(10)
Others	1	—
Balance at 30 June	695	885

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

23	INVENTORIES

	30 June 2013 RMB million	31 December 2012 RMB million
Crude oil and other raw materials	111,754	115,025
Work in progress	21,013	20,734
Finished goods	81,283	79,494
Spare parts and consumables	2,458	3,500
	216,508	218,753
Less: Allowance for diminution in value of inventories	(480)	(491)
	216,028	218,262

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,205,115 million for the six-month period ended 30 June 2013 (2012: RMB 1,140,099 million), which includes the write-down of inventories of RMB 51 million (2012: RMB 7,347 million) and the reversal of write-down of inventories made in prior years of RMB 53 million (2012: RMB 617 million), that was mainly due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	30 June 2013 RMB million	31 December 2012 RMB million
Advances to third parties	2,398	906
Amounts due from Sinopec Group Company and fellow subsidiaries	1,723	932
Amounts due from associates and joint ventures	956	1,970
Other receivables	637	963
Loans and receivables	5,714	4,771
Purchase deposits and other assets	7,424	6,814
Prepaid value-added tax and customs duty	14,268	21,671
Derivative financial instruments – hedging	3,391	1,006
Derivative financial instruments – non-hedging	526	187
	31,323	34,449

25	DEFERRED TAX ASSETS AND LIABILITIES

     Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	30 June 2013 RMB million	31 December 2012 RMB million	30 June 2013 RMB million	31 December 2012 RMB million	30 June 2013 RMB million	31 December 2012 RMB million
Current
Receivables and inventories	3,486	3,292	—	—	3,486	3,292
Accruals	402	421	—	—	402	421
Cash flow hedges	31	36	(13)	—	18	36
Non-current
Property, plant and equipment	7,096	7,467	(15,694)	(15,661)	(8,598)	(8,194)
Tax losses carried forward	2,461	3,051	—	—	2,461	3,051
Embedded derivative component of the convertible bonds	—	—	(554)	(364)	(554)	(364)
Others	15	21	(311)	(18)	(296)	3
Deferred tax assets/ (liabilities)	13,491	14,288	(16,572)	(16,043)	(3,081)	(1,755)

At 30 June 2013, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 14,818 million (2012: RMB 11,510 million), of which RMB 1,185 million (2012: RMB 2,151 million) was incurred for the period ended 30 June 2013, because it was not probable that the before taxable profits will be realised. These deductable losses carried forward of RMB 5,265 million, RMB 782 million, RMB 272 million, RMB 3,474 million, RMB 3,840 million and RMB 1,185 million will expire in 2013, 2014, 2015, 2016, 2017 and 2018, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2013, write-down of deferred tax assets amounted to RMB 773 million (2012: RMB 612 million).

Movements in the deferred tax assets and liabilities are as follows:

	Recognised in Balance at 1 January 2012 RMB million	Recognised consolidated income statement RMB million	Recognised in other comprehensive income RMB million	Balance at 30 June 2012 RMB million
Current
Receivables and inventories	3,105	2,451	—	5,556
Accruals	1,844	(1,348)	—	496
Cash flow hedges	7	—	—	7
Non-current
Property, plant and equipment	(8,622)	(72)	(27)	(8,721)
Tax losses carried forward	1,550	324	—	1,874
Embedded derivative component of the convertible bonds	(379)	(127)	—	(506)
Others	20	20	—	40
Net deferred tax liabilities	(2,475)	1,248	(27)	(1,254)

25	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	Balance at 1 January 2013 RMB million	Recognised in consolidated income statement RMB million	Recognised in other comprehensive income RMB million	Balance at 30 June 2013 RMB million
Current
Receivables and inventories	3,292	194	—	3,486
Accruals	421	(19)	—	402
Cash flow hedges	36	(2)	(16)	18
Non-current
Property, plant and equipment	(8,194)	(515)	111	(8,598)
Tax losses carried forward	3,051	(590)	—	2,461
Embedded derivative component of the convertible bonds	(364)	(190)	—	(554)
Others	3	(1)	(298)	(296)
Net deferred tax liabilities	(1,755)	(1,123)	(203)	(3,081)

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June 2013 RMB million	31 December 2012 RMB million
Third parties’ debts
Short-term bank loans	45,235	27,597
Current portion of long-term bank loans	11,939	15,387
Current portion of long-term corporate bonds	3,500	—
Current portion of convertible bonds	39,872	—
Current portion of long-term other loans	—	79
	55,311	15,466
Corporate bonds (Note (a))	10,000	30,000
	110,546	73,063
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	56,272	42,631
Current portion of long-term loans	729	288
	57,001	42,919
	167,547	115,982

The Group’s weighted average interest rate on short-term loans was 1.8% (2012: 1.9%) at 30 June 2013.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

	Interest rate and final maturity	30 June 2013 RMB million	31 December 2012 RMB million
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 6.40% per annum at 30 June 2013 with maturities through 2025	14,820	16,910
Japanese Yen denominated	Interest rates at 2.60% per annum at 30 June 2013 with maturities in 2023	641	785
US Dollar denominated	Interest rates ranging from interest free to 4.00% per annum at 30 June 2013 with maturities through 2031	956	353
		16,417	18,048
Long-term other loans
Renminbi denominated	－	－	68
US Dollar denominated	－	－	19
		－	87
Corporate bonds (Note (b))
Renminbi denominated	Fixed interest rate ranging from 3.75% to 5.68% per annum at 30 June 2013 with maturity through 2022	60,000	60,000
US Dollar denominated	Fixed interest rate ranging from 1.25% to 4.25% per annum at 30 June 2013 with maturities through 2043	21,445	—
		81,445	60,000
Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (Note(c))	10,902	10,956
Renminbi denominated	Bonds with Warrants with maturity in 2014 (Note(d))	28,970	28,327
	Convertible bonds with maturity in 2017 (Note(e))	22,289	22,566
		62,161	61,849
Total third parties’ long-term debts		160,023	139,984
Less: Current portion		(55,311)	(15,466)
		104,712	124,518
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 7.40% per annum at 30 June 2013 with maturities through 2020	37,385	37,700
US Dollar denominated	Interest rates at 2.43% per annum at 30 June 2013 with maturities in 2013	299	186
Less: Current portion		(729)	(288)
		36,955	37,598
		141,667	162,116

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:

(a)
The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 November 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.90% per annum.

	(b)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amotised cost.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

During the six-month period ended 30 June 2013, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 8.10 per share as a result of cash dividends, bonus issues and capitalisation.

As at 30 June 2013, the carrying amounts of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,869 million (2012: RMB 10,842 million) and RMB 33 million (2012: RMB 114 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2013.

As at 30 June 2013 and 31 December 2012, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2013	2012
Stock price of H shares	HKD 5.46	HKD 8.78
Conversion price	HKD 8.10	HKD 10.60
Option adjusted spread	150 basis points	150 basis points
Average risk free rate	0.47%	0.39%
Average expected life	0.8 years	1.3 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2012 to 30 June 2013 resulted in an unrealised gain of RMB 79 million (2012: an unrealised gain of RMB 26 million), which has been recorded under “finance costs” in the consolidated income statement for the six-month period ended 30 June 2013.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. On 4 March 2010, warrants of the bonds have already expired.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note: (Continued)

(e)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As at 30 June 2013, the carrying amounts of the liability component and the derivative component were RMB 20,509 million (2012: RMB 20,104 million) and RMB 1,780 million (2012: RMB 2,462 million), respectively.

During the six-month period ended 30 June 2013, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 5.22 per share as a result of cash dividends, bonus issues and capitalisation.

During the six-month period ended 30 June 2013, RMB 541,000 of the 2011 Convertible Bonds were converted into 78,261 A shares of the Company.

As at 30 June 2013 and 31 December 2012, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	At 30 June	At 31 December
	2013	2012
Stock price of A shares	RMB 4.18	RMB 6.92
Conversion price	RMB 5.22	RMB 6.98
Credit spread	100 basis points	120 basis points
RMB onshore swap rate	3.80%	3.66%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2012 to 30 June 2013 resulted in an unrealised gain of RMB 682 million (2012: RMB 532 million), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2013.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

27	TRADE ACCOUNTS AND BILLS PAYABLES

	30 June	31 December
	2013	2012
	RMB million	RMB million
Amounts due to third parties	174,733	204,535
Amounts due to Sinopec Group Company and fellow subsidiaries	8,799	6,870
Amounts due to associates and joint ventures	3,644	4,223
	187,176	215,628
Bills payable	5,700	6,656
Trade accounts and bills payables measured at amortised cost	192,876	222,284

The maturities of trade accounts and bills payables are as follows:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Due within 1 month or on demand	170,930	188,822
Due after 1 month but within 6 months	18,960	33,315
Due after 6 months	2,986	147
	192,876	222,284

28	ACCRUED EXPENSES AND OTHER PAYABLES

	30 June	31 December
	2013	2012
	RMB million	RMB million
Accrued expenditures	43,015	43,091
Advances from third parties	2,606	4,309
Amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures	9,951	11,295
Others	2,064	7,421
Financial liabilities carried at amortised costs	57,636	66,116
Taxes other than income tax	24,238	33,718
Receipts in advance	60,601	68,120
Derivative financial instruments – hedging	3,299	1,032
Derivative financial instruments – non-hedging	794	76
	146,568	169,062

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2013	2012
	RMB million	RMB million
Balance at 1 January	21,525	18,317
Provision for the period	1,440	517
Accretion expenses	369	416
Utilised	(3)	(8)
Exchange adjustment	(16)	2
Balance at 30 June	23,315	19,244

30	SHARE CAPITAL

	30 June	31 December
	2013	2012
	RMB million	RMB million
Registered, issued and fully paid
91,051,839,372 listed A shares (2012: 70,039,798,886) of RMB 1.00 each	91,052	70,040
25,513,438,600 listed H shares (2012: 16,780,488,000) of RMB 1.00 each	25,513	16,780
	116,565	86,820

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the six-month period ended 30 June 2013, the Company issued 78,261 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

30	SHARE CAPITAL (Continued)

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings (note 11), and 1 share transferred from the share premium for every 10 existing shares.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2013, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 20.7% (2012: 24.1%) and 54.1% (2012: 56.4%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 26 and 31, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

31	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2013 and 31 December 2012, the future minimum lease payments under operating leases are as follows:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Within one year	15,567	15,844
Between one and two years	14,246	14,983
Between two and three years	14,173	14,844
Between three and four years	14,060	14,745
Between four and five years	13,795	14,598
Thereafter	320,933	326,234
	392,774	401,248

Capital commitments

At 30 June 2013 and 31 December 2012, capital commitments are as follows:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Authorised and contracted for	135,653	202,745
Authorised but not contracted for	81,440	16,803
	217,093	219,548

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

31	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed.

Estimated future annual payments are as follows:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Within one year	345	325
Between one and two years	69	163
Between two and three years	28	28
Between three and four years	25	27
Between four and five years	22	24
Thereafter	897	699
	1,386	1,266

Contingent liabilities

At 30 June 2013 and 31 December 2012, guarantees in respect of facilities granted to the parties below were as follows:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Joint ventures	507	574
Associates	75	75
Others	5,448	5,496
	6,030	6,145

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2013 and 31 December 2012, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,267 million for the six-month period ended 30 June 2013 (2012: RMB 3,002 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

32	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

	Note	2013	2012
		RMB million	RMB million
Sales of goods	(i)	155,431	169,491
Purchases	(ii)	75,026	73,797
Transportation and storage	(iii)	676	709
Exploration and development services	(iv)	17,536	16,600
Production related services	(v)	4,589	4,514
Ancillary and social services	(vi)	3,216	2,063
Operating lease charges	(vii)	5,520	3,685
Agency commission income	(viii)	63	78
Interest income	(ix)	73	58
Interest expense	(x)	726	563
Net deposits withdrawn from related parties	(ix)	2,271	3,298
Net loans obtained from related parties	(xi)	13,439	38,202

The amounts set out in the table above in respect of the six-month periods ended 30 June 2013 and 2012 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

At 30 June 2013 and 31 December 2012, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 31.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2013 was RMB 1,741 million (2012: RMB 4,012 million).

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2013. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			‧	the government-prescribed price;

			‧	where there is no government-prescribed price, the government-guidance price;

			‧	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

			‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 10,800 million per annum (2012: RMB 6,727 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	At	At
	30 June 2013	31 December 2012
	RMB million	RMB million
Trade accounts receivable	16,331	18,783
Prepaid expenses and other current assets	2,679	2,902
Long-term prepayments and other assets	4,624	4,196
Total	23,634	25,881
Trade accounts payable	12,443	11,093
Accrued expenses and other payables	9,951	11,295
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	57,001	42,919
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	36,955	37,598
Total	116,350	102,905

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 26.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the six-month period ended 30 June 2013, and as at and for the year ended 31 December 2012, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

32	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB’000	RMB’000
Short-term employee benefits	5,530	5,071
Retirement scheme contributions	286	228
	5,816	5,299

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 33. As at 30 June 2013 and 31 December 2012, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

	‧	sales and purchases of goods and ancillary materials;

	‧	rendering and receiving services;

	‧	lease of assets;

	‧	depositing and borrowing money; and

	‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

33	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2013 were RMB 3,617 million (2012: RMB 3,193 million).

34	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/ or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

34	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other non-current liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Turnover
Exploration and production
External sales	27,992	25,956
Inter-segment sales	81,651	90,728
	109,643	116,684
Refining
External sales	95,953	95,805
Inter-segment sales	545,502	540,088
	641,455	635,893
Marketing and distribution
External sales	724,184	701,769
Inter-segment sales	3,507	4,003
	727,691	705,772
Chemicals
External sales	180,264	173,576
Inter-segment sales	27,854	23,457
	208,118	197,033
Corporate and others
External sales	367,541	330,360
Inter-segment sales	313,914	323,343
	681,455	653,703
Elimination of inter-segment sales	(972,428)	(981,619)
Turnover	1,395,934	1,327,466
Other operating revenues
Exploration and production	7,599	9,433
Refining	2,791	2,680
Marketing and distribution	5,061	4,181
Chemicals	3,403	3,736
Corporate and others	456	576
Other operating revenues	19,310	20,606
Turnover and other operating revenues	1,415,244	1,348,072

34	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	30,949	40,463
– Refining	213	(18,501)
– Marketing and distribution	16,852	20,252
– Chemicals	(409)	(1,251)
– Corporate and others	(1,014)	(356)
– Elimination	150	(524)
Total segment operating profit	46,741	40,083
Share of profits from associates and joint ventures
– Exploration and production	109	123
– Refining	(266)	(741)
– Marketing and distribution	195	553
– Chemicals	286	(86)
– Corporate and others	550	474
Aggregate share of profits from associates and joint ventures	874	323
Investment income
– Refining	3	8
– Marketing and distribution	33	40
– Chemicals	—	15
– Corporate and others	14	—
Aggregate investment income	50	63
Net finance costs	(2,531)	(5,027)
Profit before taxation	45,134	35,442

	At 30 June	At 31 December
	2013	2012
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	375,600	368,587
– Refining	303,743	309,204
– Marketing and distribution	266,107	261,724
– Chemicals	146,545	145,867
– Corporate and others	104,139	100,517
Total segment assets	1,196,134	1,185,899
Interest in associates and joint ventures	54,441	50,200
Investments	3,105	2,001
Deferred tax assets	4,544	5,539
Cash and cash equivalents and time deposits with financial institutions	11,385	10,864
Other unallocated assets	4,079	3,441
Total assets	1,273,688	1,257,944
Liabilities
Segment liabilities
– Exploration and production	77,163	90,430
– Refining	51,080	62,271
– Marketing and distribution	86,692	87,785
– Chemicals	26,037	30,100
– Corporate and others	115,796	139,811
Total segment liabilities	356,768	410,397
Short-term debts	113,558	73,063
Income tax payable	3,363	6,045
Long-term debts	104,712	124,518
Loans from Sinopec Group Company and fellow subsidiaries	90,944	80,517
Deferred tax liabilities	7,625	7,294
Other unallocated liabilities	12,109	8,074
Total liabilities	689,079	709,908

34	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
Capital expenditure
Exploration and production	24,996	21,839
Refining	7,710	10,427
Marketing and distribution	11,612	12,390
Chemicals	5,283	6,341
Corporate and others	2,374	507
	51,975	51,504
Depreciation, depletion and amortisation
Exploration and production	21,186	19,328
Refining	6,661	6,062
Marketing and distribution	5,353	4,091
Chemicals	5,113	4,450
Corporate and others	656	603
	38,969	34,534
Impairment losses on long-lived assets
Refining	44	—
	44	—

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2013	2012
	RMB million	RMB million
External sales
Mainland China	1,034,044	1,016,324
Others	381,200	331,748
	1,415,244	1,348,072

	30 June	31 December
	2013	2012
	RMB million	RMB million
Non-current assets
Mainland China	876,669	862,044
Others	21,857	22,123
	898,526	884,167

35	PRINCIPAL SUBSIDIARIES

At 30 June 2013, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by the Company %	Interests held by non-controlling interests %	Principal activities
China Petrochemical International Company Limited	RMB 1,400	100.00	－	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	－	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	－	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note) (“Fujian Petrochemical”)	RMB 5,319	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	6.49	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	40.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	－	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited (“Senmei Fujian Petroleum “)	RMB 1,840	55.00	45.00	Marketing and distribution of refined petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	－	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited (“Hainan Refining”)	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 7,200	55.56	44.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note) (“Yizheng Chemical Fibre”)	RMB 4,000	42.00	58.00	Production and sale of polyester chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	－	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	－	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	－	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	－	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

The Group consolidated the financial statements of these entities because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

35	PRINCIPAL SUBSIDIARIES (Continued)

Summarised balance sheet

	Fujian Petrochemical		Senmei Fujian Petroleum		Hainan Refining and Chemical		Shanghai Petrochemical*	Sinopec Kantons*	Yizheng Chemical Fibre*
	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 30 June 2013 RMB million	At 31 December 2012 RMB million	At 31 December 2012 RMB million	At 31 December 2012 RMB million	At 31 December 2012 RMB million
Current assets	564	1,069	2,750	2,664	7,941	6,708	12,891	2,517	4,578
Current liabilities	(202)	(571)	(3,625)	(3,831)	(8,908)	(6,852)	(18,927)	(1,105)	(2,570)
Total current net assets/ (liabilities)	362	498	(875)	(1,167)	(967)	(144)	(6,036)	1,412	2,008
Non-current assets	4,554	4,172	4,608	4,532	8,413	7,275	23,571	3,895	6,560
Non-current liabilities	(796)	(671)	(325)	(325)	(911)	(995)	(1,231)	(2)	(55)
Total non-current net assets	3,758	3,501	4,283	4,207	7,502	6,280	22,340	3,893	6,505
Net assets	4,120	3,999	3,408	3,040	6,535	6,136	16,304	5,305	8,513

Summarised statement of comprehensive income
Six-month periods ended 30 June	Fujian Petrochemical		Senmei Fujian Petroleum		Hainan Refining and Chemical		Shanghai Petrochemical*	Sinopec Kantons*	Yizheng Chemical Fibre*
	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2012 RMB million	2012 RMB million	2012 RMB million
Turnover	3,182	3,085	21,604	20,337	20,650	27,375	46,442	9,510	8,329
Profits/ (losses) for the periods	(178)	(1,001)	359	465	383	300	(1,138)	144	(215)
Total comprehensive income/ (losses)	(178)	(1,001)	359	465	383	300	(1,138)	144	(215)
Profits/ (losses) attributable to non-controlling interests	(89)	(500)	161	209	96	75	(512)	—	(124)
Dividends paid to non-controlling interests	—	—	—	—	—	—	160	—	70

Summarised statement of cash flows

Six-month periods ended 30 June	Fujian Petrochemical		Senmei Fujian Petroleum		Hainan Refining and Chemical		Shanghai Petrochemical*	Sinopec Kantons*	Yizheng Chemical Fibre*
	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2013 RMB million	2012 RMB million	2012 RMB million	2012 RMB million	2012 RMB million
Net cash generated from/(used in) operating actities	415	(106)	855	(431)	24	(1,815)	(1,285)	159	(503)
Net cash (used in)/generated from investing activities	(319)	(19)	(225)	262	(718)	(335)	(2,265)	(412)	(286)
Net cash generated from/ (used in) financing activities	73	—	(575)	—	694	2,151	3,651	2,596	—
Net increase/(decrease) in cash and cash equivalents	169	(125)	55	(169)	—	1	101	2,343	(789)
Cash and cash equivalents at 1 January	28	197	404	461	—	1	91	627	1,507
Effect of foreign currency exchange rate changes	—	—	—	—	—	—	—	(2)	—
Cash and cash equivalents at 30 June	197	72	459	292	—	2	192	2,968	718

*
These three listed companies will announce their financial information for the six-month period ended 30 June 2013 later than the Company, therefor their 2013 financial information is currently not included.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧ credit risk;

‧ liquidity risk;

‧ market risk; and

‧ equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 22.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2013, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 198,727 million (2012: RMB 197,696 million) on an unsecured basis, at a weighted average interest rate of 2.43% per annum (2012: 2.20%). At 30 June 2013, the Group’s outstanding borrowings under these facilities were RMB 30,894 million (2012: RMB 12,815 million) and were included in debts.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	30 June 2013
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	110,546	112,773	112,773	—	—	—
Long-term debts	104,712	127,480	3,639	15,299	74,304	34,238
Loans from Sinopec Group Company and fellow subsidiaries	93,956	94,470	57,418	775	717	35,560
Trade accounts payable	187,176	187,176	187,176	—	—	—
Bills payable	5,700	5,700	5,700	—	—	—
Other payables and employee benefits payable	57,735	57,735	57,735	—	—	—
	559,825	585,334	424,441	16,074	75,021	69,798

	31 December 2012
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	73,063	74,302	74,302	—	—	—
Long-term debts	124,518	142,342	3,242	45,935	73,929	19,236
Loans from Sinopec Group Company and fellow subsidiaries	80,517	80,978	43,254	1,425	739	35,560
Trade accounts payable	215,628	215,628	215,628	—	—	—
Bills payable	6,656	6,656	6,656	—	—	—
Other payables and employee benefits payable	63,559	63,559	63,559	—	—	—
	563,941	583,465	406,641	47,360	74,668	54,796

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June	31 December
	2013	2012
	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 4,441	USD 2,405
Japanese Yen	JPY 10,232	JPY 10,753
Hong Kong Dollars	HKD 11,661	HKD 13,511

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2013 and 31 December 2012 would have increased profit for the period/year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

	30 June	31 December
	2013	2012
	RMB million	RMB million
US Dollars	1,029	567
Japanese Yen	24	29
Hong Kong Dollars	348	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 26.

As at 30 June 2013, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 717 million (2012: RMB 577 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2012.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 30 June 2013, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 30 June 2013 are set out in Notes 24 and 28.

As at 30 June 2013, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 123 million (2012: decrease/increase RMB 221 million), and increase/decrease the Group’s other reserves by approximately RMB 36 million (2012: increase/decrease RMB 152 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2012.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2013, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 26(c) and (e), respectively.

As at 30 June 2013, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 1,167 million (2012: RMB 2,007 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained earnings by approximately RMB 719 million (2012: RMB 1,448 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2012.

Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧ Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧ Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2013

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	1,406	—	—	1,406
Derivative financial instruments:
– Derivative financial assets	585	3,332	—	3,917
	1,991	3,332	—	5,323
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	1,813	—	1,813
– Other derivative financial liabilities	794	3,299	—	4,093
	794	5,112	—	5,906

At 31 December 2012

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	83	—	—	83
Derivative financial instruments:
– Derivative financial assets	82	1,111	—	1,193
	165	1,111	—	1,276
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	2,576	—	2,576
– Other derivative financial liabilities	92	1,016	—	1,108
	92	3,592	—	3,684

During the six-month period ended 30 June 2013 there were no transfers between instruments in Level 1 and Level 2.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 0.42% to 6.55% (2012: 4.89% to 6.55%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2013 and 31 December 2012:

	30 June	31 December
	2013	2012
	RMB million	RMB million
Carrying amount	158,210	137,408
Fair value	157,000	131,391

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2013 and 31 December 2012.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated interim financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

38	EVENTS AFTER THE REPORTING PERIOD

At the separate A shareholders class meetings of Sinopec Yizheng Chemical Fibre Company Limited and Sinopec Shanghai Petrochemical Company Limited (“the companies”) held on 8 July, 2013, the A shares reform scheme (“股權分置改革方案” or “Reform Scheme”) for both companies were approved. Pursuant to the Reform Scheme, as consideration for obtaining the right for non-tradable A shares of the companies to be tradable on the stock market, holders of the non-tradable A shares will transfer five non-tradable A shares to shareholders of the tradable A shares for every 10 tradable shares held at the implementation date of the Reform Scheme and as registered with the Depository Trusand Clearing Corporation on that date. After the completion of the Reform Scheme, all A shares of the companies will be tradable.

39	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2013 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Note	Six-month periods ended 30 June
		2013	2012
		RMB million	RMB million
Net profit under ASBE		31,504	24,946
Adjustments:
Government grants	(i)	56	51
Safety production fund	(ii)	847	802
Profit for the period under IFRS*		32,407	25,799

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	At 30 June	At 31 December
		2013	2012
		RMB million	RMB million
Shareholders’ equity under ASBE		587,377	550,601
Adjustments:
Government grants	(i)	(1,667)	(1,723)
Safety production fund	(ii)	(1,101)	(842)
Total equity under IFRS*		584,609	548,036

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2012 and the six-month period ended 30 June 2013 which have been audited by KPMG and PricewaterhouseCoopers, respectively.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 23 August 2013 (Friday) at the legal address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations:

1	The original interim report for the first half of 2013 signed by Mr. Fu Chengyu, Chairman;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2013 prepared in accordance with IFRS and the ASBE and signed by Mr. Fu Chengyu, Chairman, Mr. Li Chunguang, Vice Chairman and President, and Mr. Wang Xinhua, Chief Financial Officer (and head of the Corporate Finance Department);

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 23 August 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: August 26, 2013